UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2003

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(BRAZILIAN PETROLEUM CORPORATION – PETROBRAS)

(Translation of Registrant’s Name Into English)

Brazil

(Jurisdiction of incorporation or organization)

Av. República do Chile, 65

20035-900 – Rio de Janeiro, RJ, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒	Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

PETROBRAS ANNOUNCES FISCAL YEAR OF 2002 RESULTS

(Rio de Janeiro — March 19, 2003) — PETRÓLEO BRASILEIRO S.A. —

PETROBRAS today announced its consolidated results stated in U.S. Dollars, prepared in accordance with U.S. GAAP.

•	Consolidated sales of products and services totaled U.S.$32,987 million for the year ended December 31, 2002, a 3.4% decrease from consolidated sales of products of U.S.$34,145 million for the year ended December 31, 2001. Net operating revenues totaled U.S.$22,612 million for the year ended December 31, 2002, a 7.9% decrease from net operating revenues of U.S.$24,549 million for the year ended December 31, 2001. The decreases in consolidated sales of products and services and net operating revenues were primarily a result of a 52.3% devaluation of the Real against the U.S. dollar during the year ended December 31, 2002, as compared to a devaluation of 18.7% for the year ended December 31, 2001, as prices for oil products in the domestic market did not increase sufficiently to offset the effect of the devaluation. The decreases in consolidated sales of our products and services and net operating revenues were partially offset by an increase of 104% in sales volumes outside Brazil during the year ended December 31, 2002.

•	Consolidated net income for the year ended December 31, 2002 decreased 33.8% to U.S.$2,311 million, as compared to consolidated net income of U.S.$3,491 million for the year ended December 31, 2001, primarily due to a 7.9% decrease in net operating revenues.

•	Net income decreased from U.S.$752 million in the third quarter of 2002 to U.S.$73 million in the fourth quarter of 2002, primarily due to: an increase in costs of sales of 37.6% from U.S.$2,455 in the third quarter of 2002 to U.S.$3,375 in the fourth quarter of 2002, principally as a result of increased charges imposed by the government (government take) as a result of increased production of crude oil.

•	In the year ended December 31, 2002, we recorded a net expense with respect to monetary and exchange variation on monetary assets and liabilities of U.S. $2,068 million due to the devaluation of the Real against the U.S. dollar. In the year ended December 31, 2001, we recorded a net expense with respect to monetary and exchange variation on monetary assets and liabilities of U.S. $915 million.

•	Earnings per share for the year ended December 31, 2002 decreased to U.S.$2.13 per share, as compared to earnings per share of U.S.$3.21 for the year ended December 31, 2001.

•	In the year ended December 31, 2002, production of crude oil,

natural gas liquids (NGL) and natural gas increased approximately 12% when compared to the year ended December 31, 2001, reaching an average of 1,500 thousand barrels of oil equivalent per day. In August 2002, we posted a new record in the monthly output of crude oil and NGL in Brazil, producing an average of 1,551 thousand barrels per day, with 77% of such production coming from the Campos Basin.

Our proved reserves in Brazil, estimated by management in accordance with the rules and regulations of the U.S. Securities and Exchange Commission (the SEC), increased by 14% to 8.8 billion barrels of oil equivalent for the year ended December 31, 2002, as compared to 7.7 billion barrels of oil equivalent for the year ended December 31, 2001. Total production reached 530 million barrels of oil equivalent for the year ended December 31, 2002, as compared to 471 million barrels of oil equivalent for the year ended December 31, 2001. As of December 31, 2002, our proved reserves to production ratio was 16.6 years.

•	In accordance with our strategy to expand our international operations through acquisitions, on October 17, 2002, we acquired 58.6% of the capital stock of Perez Companc S.A., the second largest Argentine energy company, for a total of approximately U.S.$1.03 billion, consisting of U.S.$689 million in cash and U.S.$338 million in debt securities issued by our subsidiary, Petrobras International Finance Company (PIFCo), which will pay a 4.75% annual coupon and mature on October 4, 2007.

•	We also acquired 39.7% of the capital stock of Petrolera Perez Companc S.A., a company engaged in hydrocarbons production in Argentina’s Neuquén basin, for U.S.$50 million in cash. The Perez Companc and Petrolera Perez Companc acquisitions are still subject to the receipt of certain necessary Argentine regulatory approvals. These companies are not included in our consolidated financial statement as of December 31, 2002.

•	On October 24, 2002, we further expanded our international exploration and production activities through the acquisition of Petrolera Santa Fe, an Argentine oil company and subsidiary of Devon Energy Corporation, for U.S.$90 million.

•	Based on our financial results and cash available for distribution, our Board of Directors proposed a distribution of dividends of approximately U.S.$781 million (U.S.$0.72 per share). This distribution is expected to be approved at the General Shareholders’ Meeting to be held on March 27, 2003. The U.S.$307 million already distributed to shareholders on January 13, 2003 in the form of interest on capital will be deducted from this amount. The proposed dividend includes an additional U.S.$310 million of interest on capital. All dividends that comprise interest on capital are subject to a 15% withholding tax, except with respect to shareholders eligible for certain tax exemptions.

President’s Comments, Mr. José Eduardo de Barros Dutra

This is the first time I am addressing shareholders and investors to discuss our consolidated financial and operational results. Before discussing these results, I would like to share with you my satisfaction and pride in being entrusted by our Board of Directors with the task of leading Petrobras.

In 2002, we implemented certain of the goals outlined in our Strategic Plan, including:

•	the expansion of our international activities through the acquisition of a controlling interest in Perez Companc S.A.;

•	an increase in our crude oil production; and

•	new discoveries in Brazil.

Operational Highlights

Average Brazilian production of crude oil and NGL for the year ended December 31, 2002 increased 12% relative to 2001, reaching 1.5 million barrels per day, 0.7% above our goal of 1.49 million barrels per day set forth in our Strategic Plan.

This increase in production was primarily due to the interconnection of new wells to the production platforms located in the Marlim Sul, Marlim, Albacora and Espadarte fields, and the initiation of production in the Seillean unit located in the Jubarte field, off the coast of the state of Espírito Santo.

Another factor contributing to our increase in production was the resumption of production from the Roncador field as a result of bringing the new FPSO Brazil platform online.

During the year, 79 exploratory wells were drilled and completed, of which 18 were producing wells, resulting in an exploration success rate of 23%. We also made 12 new discoveries of reserves, 2 onshore and 10 offshore. These new discoveries contributed to a 14% increase in proved reserves compared to 2001. Consequently, our estimates of proved crude oil, condensate and natural gas reserves in Brazil reached 8.8 billion barrels of oil equivalent, translating into a proved reserves to production ratio of 16.6 years.

Average daily production of oil products in refineries in Brazil and abroad reached 1,701 thousand barrels per day, in line with 2001 levels. The portion of the total volume processed in Brazilian refineries that represented domestic crude oil increased from 76% to 79%, as a result of continued investments and improvements in the performance of our refineries.

For the year ended December 31, 2002, our average lifting costs in Brazil, excluding charges imposed by the Brazilian government, were U.S.$3.04 per barrel, a 5.6% decrease from our average lifting costs of U.S.$3.22 for the year ended December 31, 2001.

For the year ended December 31, 2002, our average refining costs (consisting of variable costs and excluding depreciation and amortization) were U.S.$0.91 per barrel in Brazil, a decrease of 4.2% relative to the year ended December 31, 2001. This reduction is partly explained by the fact that a significant portion of our costs are denominated in Reais and such costs decrease when converted into U.S. dollars at a lower exchange rate.

Principally as a result of our increased domestic crude oil production, net imports of crude oil and oil products amounted to only 103 thousand barrels per day, representing a 71% decrease compared to the year ended December 31, 2001.

Financial and Corporate Highlights

In the year ended December 31, 2002, total capital expenditures in Brazil reached U.S.$4,911 million, a 15.4% increase compared to the year ended December 31, 2001. This increase is primarily due to increases in capital expenditures incurred in order to meet the production targets established in our Strategic Plan.

In February 2002, through our subsidiary Petrobras International Finance Company (PIFCo), and as part of our strategy to extend our debt maturity profile and raise funds at lower costs, we issued in the international markets a third series of senior notes in an aggregate principal amount of U.S.$500 million (the previous two series of senior notes were issued in 2001).

During 2002, we also issued two series of ordinary non-convertible debentures in the local markets. On August 29, 2002, we issued 750,000 ordinary debentures with a 10-year term in an aggregate principal amount of U.S.$240 million. On October 23, 2002, we issued 775,000 ordinary non-convertible debentures with an 8-year term in an aggregate principal amount of U.S.$200 million.

In April 2002, PIFCo renewed its U.S. commercial paper program in the amount of U.S.$335 million.

To further support our operations, we obtained bank guarantees throughout the year, amounting to approximately U.S.$507 million.

In 2002, we (both directly and indirectly) through our subsidiaries, PIFCo and Brasoil, contracted U.S.$619 million in credit lines, of which U.S.$197 million were scheduled to mature in the long term (maximum 10-year term) and the remainder in up to 360 days.

In November 2002, we completed the financing of production platforms P-8, P-15 and P-32. We obtained financing for this transaction, which was structured as a sale-leaseback, in the aggregate principal amount of U.S.$485 million, of which U.S.$300 million has already been disbursed. The term of this financing is 8.5 years.

On July 5, 2002, Petrobras and PIFCo filed a U.S.$8 billion shelf registration statement with the SEC, which was declared effective by the SEC on August 16, 2002. The shelf registration statement permits us and PIFCo to issue in the United States, debt and equity in an aggregate principal amount of up to U.S.$8 billion over a period of two years following the declaration of effectiveness.

In July 2002, trading in our preferred and ordinary shares commenced in Latibex (the Spanish trading market for Latin American securities) through the Depositary Receipts Program. In December 2002, the Board of Directors approved the listing of preferred and ordinary shares in the Commercial Stock Exchange of Buenos Aires.

Events Subsequent to Closing of the Fiscal Year

On January 13, 2003, we distributed to shareholders U.S.$307 million in the form of interest on capital (U.S.$0.28 per ordinary and preferred share). These amounts will be deducted from the dividends proposed to be paid in respect of the 2002 fiscal year.

On November 7, 2002, our Board of Directors, in order to consolidate our operations, approved the purchase of all of the outstanding publically traded shares of Petrobras Distribuidora S.A – BR by means of a share swap for our preferred shares and in order to delist BR. On January 29, 2003, a public auction was held where the conditions for delisting of BR were confirmed. On February 5, 2003, the Comissão de Valores Mobiliários (Brazilian Securities Commission, or CVM) terminated BR’s listing.

On February 11, 2003, we announced the postponement of the bid requests for construction of platforms P-51 and P-52 and will reassess the conditions for the participation of national companies in the construction of these two platforms. In connection with this reassessment, we will establish new bidding criteria.

FINANCIAL DATA

Financial Highlights

	Fourth quarter			U.S. $ million (except earnings per share or unless otherwise noted)
				For the year ended December 31,
3Q-2002	2002	2001	Income statement data	2002	2001
8,388	8,294	8,092	Sales of products and services	32,987	34,145
5,939	5,930	5,624	Net operating revenues	22,612	24,549
2,574	2,034	2,085	Income from operations (1)	9,193	9,685
(733)	(578)	529	Financial income (expense), net	(1,700)	(348)
752	73	143	Net income	2,311	3,491
0.69	0.07	0.13	Basic and diluted earnings per common and preferred share	2.13	3.21

			Other data
55.0	43.1	43.0	Gross margin (%) (2)	49.1	47.8
43.3	34.3	37.1	Operating margin (%) (3)	40.7	39.4
12.7	1.2	2.5	Net margin (%) (4)	10.2	14.2
2,286	1,167	22	Adjusted EBITDA (5)	7,040	6,877
52	55	33	Net debt (6)/(Net debt + Stockholders’ equity) (%)	55	33
70	71	64	Debt to equity ratio (%)(7)	71	64

(1)	Income from operations is calculated as net operating revenues (before elimination of inter-segment revenues) less: cost of sales, depreciation, depletion and amortization, exploration, including dry holes, and impairment of oil and gas properties.
(2)	Gross margin is calculated as net operating revenues less cost of sales divided by net operating revenues.
(3)	Operating margin is calculated as income from operations divided by net operating revenues.
(4)	Net margin is calculated as net income divided by net operating revenues.
(5)	Adjusted EBITDA is calculated as income before income taxes and minority interest less: financial income, equity in results of non-consolidated companies, monetary and exchange variation on monetary assets and liabilities, net, plus financial expense and depreciation, depletion and amortization.
(6)	Net debt is calculated as total debt less cash and cash equivalents. At December 31, 2001 and at December 31, 2002, this item excludes Junior Notes issued in connection with our accounts receivable asset securitization program in the amount of U.S.$150 million.
(7)	Debt to equity ratio is calculated as current liabilities plus long-term liabilities divided by the sum of total liabilities and total stockholders’ equity.

	U.S. $ million (except earnings per share or unless otherwise noted)
Balance sheet data	12.31.2002	Δ%	12.31.2001
Total assets	32,018	-13.1	36,864
Total debt (1)	14,679	4.8	14,010
Current	1,985	-34.2	3,019
Long-term	12,694	15.5	10,991
Net debts(2)	11,228	72.7	6,500
Stockholders’ equity (3)	9,301	-29.8	13,247
Total capitalization (3)(4)	23,980	-12.0	27,257

(1)	Total debt includes short-term debt, long-term debt, capital lease obligations and project financings.
(2)	Net debt is calculated as total debt less cash and cash equivalents. At December 31, 2001 and at December 31, 2002, this item excludes Junior Notes in the amount of U.S.$150 million.
(3)	Stockholders’ equity includes a loss in the amount of U.S.$1,361 million for the year ended December 2002 and U.S.$1,867 million for the year ended December 31, 2001, in each case related to an “Amount not recognized as net periodic pension cost”.
(4)	Total capitalization means stockholders’ equity plus total debt.

As of December 31, 2002, net debt totaled U.S.$11,228, a 72.7% increase in net debt compared with December 31, 2001, largely due to the reduction in our cash position as a result of the devaluation of the Real against the U.S. dollar, and U.S.$829 million of financing incurred in connection with our acquisitions of Perez Companc,

Petrolera Perez Companc and Petrolera Santa Fe.

We have been improving our debt maturity profile by borrowing at longer terms while paying down shorter-term liabilities. Our debt to equity ratio was 71% on December 31, 2002, as compared to 64% at December 31, 2001.

OPERATING PERFORMANCE

	Fourth Quarter			For the year ended December 31,
3Q-2002	2002	2001		2002	2001
			Average daily crude oil and gas production
1,560	1,491	1,397	Crude oil and NGLs (Mbpd) (1)	1,535	1,379
1,526	1,455	1,359	Brazil	1,500	1,336
34	36	38	International	35	43
273	263	262	Natural gas (Mmcfpd)	275	257
249	236	240	Brazil	252	232
24	27	22	International	23	25
			Crude oil and NGL average sales price (U.S. dollars per bbl)
24.78	22.79	14.58	Brazil	22.30	19.89
25.65	23.62	19.30	International	23.00	22.32
			Natural gas average sales price (U.S. dollars per Mcf)
1.14	1.06	1.34	Brazil	1.22	1.39
1.17	1.55	1.83	International	1.34	2.35
			Lifting costs (U.S. dollars per boe)
			Crude oil and natural gas – Brazil
6.99	7.50	5.77	Including government take (2)	7.04	6.51
2.78	3.06	2.91	Excluding government take (2)	3.04	3.22
1.81	2.48	3.60	Crude oil and natural gas – International	2.08	2.58
			Refining costs (U.S. dollars per boe)
0.84	0.81	0.73	Brazil	0.91	0.95
0.87	0.92	1.07	International	0.98	1.15
			Refining and marketing operations (Mbpd)
			Brazil
1,931	1,931	1,931	Installed capacity	1,931	1,931
1,650	1,647	1,620	Primary throughput	1,641	1,647
85%	82%	83%	Utilization	84%	85%
			International
91	91	90	Installed capacity	91	90
59	60	31	Primary throughput	60	30
79%	65%	65%	Utilization	62%	63%
80	77	75	Domestic crude oil as % of total feedstock processed	79	76
			Imports (Mbpd)
364	298	268	Crude oil imports	326	397
225	213	234	Oil product imports	216	326
273	212	103	Crude oil exports	233	98
218	178	180	Oil product exports	206	203

98	121	219	Net imports	103	422

(1)	Includes production from shale oil reserves.
(2)	Government take includes royalties, special government participation and rental of areas.

ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Price Regulation and Other Government Policies

Our financial condition and results of operations have been, and most likely will continue to be, substantially impacted by international and Brazilian political and economic conditions.

—Pre-January 2, 2002

Until January 2, 2002, when price deregulation was fully implemented, our financial condition and results of operations reflected the effects of governmental policies that the Federal Government maintained, changed or implemented to address prevailing conditions in the Brazilian economy, including the level of inflation and the level of gross domestic product.

Because the regulation of crude oil and oil products prices was one of the tools available to the Federal Government for the control of inflation, the Federal Government periodically changed the prices at which we could sell our products based upon political and economic conditions in Brazil.

As part of the deregulation of the Brazilian oil and gas sector, effective July 29, 1998, the Federal Government changed its price regulation policies. Under these policies, the Federal Government continued to establish our sales prices until January 2, 2002, at which time all such price controls ended, in accordance with Law 9,990.

—Post-January 2, 2002 regulations

Pursuant to the Oil Law and subsequent legislation, the crude oil and oil products markets in Brazil were completely deregulated beginning January 2, 2002. As part of this action:

•	the Federal Government deregulated fuel sales prices and fuel realization prices, and as a consequence, the PPE – Specific Parcel Price was eliminated; and

•	a special charge called the Contribuição de Intervenção no Domínio Econômico (Contribution of Intervention in the Economic Domain—CIDE) on the importation and sale of fuels was established by Law 10,336 dated December 19, 2001. The CIDE is a per-transaction payment to the Brazilian Government required to be made by producers, blenders and importers upon sales and purchases of specified oil and fuel products at a set amount for different products based on the unit of measurement typically used for such products.

Pension Plan

The determination of expenses and liabilities for pensions and other post-retirement obligations requires Petrobras to make certain assumptions regarding discount rates, rates of increase in compensation levels and the expected long-term rate of return on assets. Each of these assumptions reflects estimates that are highly uncertain for a number of reasons, including uncertainty regarding long-term economic conditions in Brazil. Notwithstanding changes in inflation, interest rates and other economic variables, Petrobras has not changed the assumptions, because the uncertainty concerning long-term developments in the Brazilian economy makes it difficult to apply the principles set forth in U.S. GAAP and to agree on specific assumptions. It may change these assumptions in the future, and any such changes could have a material effect on reported liabilities and, to a lesser extent, on reported earnings. In particular, Petrobras believes that the weighted average discount rate that it applies to determine the present value of its future obligations for pensions and other post-retirement obligations may be subject to revision to reflect changes in the Brazilian financial markets.

U.S. GAAP require that the discount rate reflect the price at which the pension benefits could be effectively settled, and encourage the use of rates of return on high-quality fixed-income investments currently available and expected to be available in the market. In recent years, the Brazilian government has issued long-term inflation-indexed securities that are traded in an increasingly liquid market. Petrobras believes that the high rates of return on these securities suggest that it would be appropriate to increase the discount rate assumption, but there are interpretive problems under U.S. GAAP with this view and with increasing the spread between the discount rate assumption and the assumed rate of future increase in compensation. Petrobras is currently discussing these issues with its auditors, and these discussions could result in a change in assumptions in the near future. Such a change could have a significant effect on the amount of Petrobras’ pension liability and expense.

Results of Operations for the year ended December 31, 2002 compared to the Year ended December 31, 2001

The comparison between our results of operations has been significantly impacted by the Real’s devaluation against the U.S. dollar, due to the fact that the average exchange rate for the year ended December 31, 2002 was 24.2% higher than the average exchange rate for the year ended December 31, 2001.

Revenues

Net operating revenues decreased 7.9% to U.S.$22,612 million for the year ended December 31, 2002, as compared to net operating revenues of U.S.$24,549 million for the year ended December 31, 2001. This decrease is primarily attributable to the devaluation of the Real against the U.S. dollar, as prices for oil products in the domestic market did not increase sufficiently to offset the effect of the devaluation, and to a 3.0% decrease in the domestic sales volumes, and was partially offset by an increase of 104% in sales volumes outside Brazil during the year ended December 31, 2002.

Included in sales of products and services are the following amounts which we collected on behalf of the federal or state governments:

•	Value-added and other taxes on sales of products and services and social security contributions. These taxes decreased to U.S.$5,241 million for the year ended December 31, 2002, as compared to U.S.$8,627 million for the year ended December 31, 2001, primarily due to the decrease in sales of products and services and to the reduction in value-added taxes collected on behalf of the state government from distributors (PASEP/COFINS) during the year ended December 31, 2002, since the amounts paid as CIDE are permitted to be deducted from the amount over which the PASEP and COFINS are calculated;

•	CIDE, the newly instituted per-transaction tax due to the Federal Government, which amounted to U.S.$5,134 million for the year ended December 31, 2002; and

•	PPE, which represented the Specific Parcel Price or difference between the mandated price for an oil product by the government and the realization price allowed by the government, amounted to an expense of U.S.$969 million for the year ended December 31, 2001 and which was eliminated at the end of 2001.

Cost of sales

Cost of sales for the year ended December 31, 2002 decreased 10.2% to U.S$11,506 million, as compared to U.S.$12,807 million for the year ended December 31, 2001. This decrease was principally a result of:

•	a decrease in imports primarily as a result of the elimination of our legal obligation to import naphtha, which resulted in a decrease to cost of sales of approximately U.S.$1,078 million;

•	the effect of the devaluation of the Real against the U.S. dollar on our cost of sales as expressed in U.S. dollars, which resulted in a decrease to cost of sales of approximately U.S.$604 million (since approximately 37.1% of our cost of sales is denominated in Reais);

•	a decrease of approximately U.S.$297 million related to the 3% reduction in domestic sales volumes.

These decreases were partially offset by:

•	a net increase in cost of sales outside Brazil of approximately U.S.$635 million, attributable to an increase in our sales volume outside Brazil, which includes both international sales and exports; and

•	an increase in taxes and charges imposed by the Brazilian government, which amounted to U.S.$2,014 million for the year ended December 31, 2002, as compared to U.S.$1,809 million for the year ended December 31, 2001. These taxes and charges increased approximately U.S.$205

•	million and included the special participation tax payable (an extraordinary charge payable in the event of high production and/or profitability from our fields), which increased to U.S.$917 million for the year ended December 31, 2002, as compared to U.S.$753 million for the year ended December 31, 2001, attributable primarily to an increase in production of crude oil and oil products and increases in the applicable tax rates.

Depreciation, depletion and amortization

Depreciation, depletion and amortization relating to exploration and production assets are calculated on the basis of the units of production method. Depreciation, depletion and amortization expenses increased 11.6% to U.S.$1,930 million for the year ended December 31, 2002, as compared to U.S.$1,729 million for the year ended December 31, 2001. This increase was primarily attributable to a 12% increase in production of crude oil, NGL and natural gas primarily in the Campos Basin and an increase in abandonment costs as a result of increased production and a revision in our estimates of abandonment costs. These increases were partially offset by the effect of the devaluation of the Real against the U.S. dollar.

Exploration, including exploratory dry holes

Exploration costs, including exploratory dry holes increased 7.7% to U.S.$435 million for the year ended December 31, 2002, as compared to U.S.$404 million for the year ended December 31, 2001.

This increase was primarily attributable to an increase of approximately U.S.$38 million in dry holes expenses and U.S.$58 million in geological and geophysical expenses, and was partially offset by the effect of the devaluation of the Real against the U.S. dollar.

Impairment of oil and gas properties

For the year ended December 31, 2002, we recorded an impairment charge of U.S.$75 million, as compared to an impairment charge of U.S.$145 million for the year ended December 31, 2001. In 2002, the impairment charge was related to certain of our producing oil and gas properties in Brazil and Angola. In 2001, the impairment charge was related to certain of our producing oil and gas properties in Brazil, Colombia and the United States. These charges were recorded based upon our annual assessment of our fields using prices consistent with those used in our overall strategic plan and discounted at a rate of 10%.

Income from Operations

Our income from operations decreased 5.1% to U.S.$9,193 million in the year ended December 31, 2002 from U.S.$9,685 million for the year ended December 31, 2001. This decrease was largely due to the decrease in our net operating revenues, which resulted primarily from the devaluation of the Real against the U.S. dollar and a 3.0% decrease in domestic sales volume.

Selling, general and administrative expenses

Selling, general and administrative expenses decreased 0.6% to U.S.$1,741 million for the year ended December 31, 2002, as compared to U.S.$1,751 million for the year ended December 31, 2001.

Selling expenses increased 0.5% to U.S.$966 million for the year ended December 31, 2002, as compared to U.S.$961 million for the year ended December 31, 2001. Although largely offset by the effect of the devaluation of the Real on these expenses when expressed in U.S. dollars, this increase was primarily attributable to the following:

•	a U.S.$74 million charge for doubtful accounts and gas station improvements;

•	U.S.$11 million in expenses in 2002 of Eg3, an oil product marketing subsidiary operating in Argentina;and

•	an increase of U.S.$76 million in expenses related to technical consulting services in connection with our increased outsourcing of selected non-core activities.

General and administrative expenses decreased 1.9% to U.S.$775 million for the year ended December 31, 2002, as compared to U.S.$790 million for the year ended December 31, 2001. This decrease was primarily attributable to the effect of the devaluation of the Real against the U.S. dollar, and was partially offset by an increase of U.S.$62 million in expenses related to technical consulting services in connection with our increased outsourcing of selected non-core general and administrative activities.

Research and development expenses

Research and development expenses increased 11.4% to U.S.$147 million for the year ended December 31, 2002, as compared to U.S.$132 million for the year ended December 31, 2001. This increase was primarily related to our additional investments in programs for environmental safety and deepwater and refining technologies of approximately U.S.$41 million, and was partially offset by the effect of the devaluation of the Real against the U.S. dollar.

Equity in results of non-consolidated companies

Equity in results of non-consolidated companies decreased to a loss of U.S.$178 million for the year ended December 31, 2002, as compared to a loss of U.S.$8 million for the year ended December 31, 2001. This decrease was mainly attributable to:

•	a loss of U.S.$95 million in 2002 related to the effect of the devaluation of the Argentine Peso against the U.S. dollar, as compared to a loss of U.S.$44 million in 2001, which impacted the result of our equity investments in Compañia Mega, an Argentine company which is engaged in natural gas activities;

•	a loss of U.S.$94 million in the year ended December 31, 2002, related to our investments in thermoelectric power plants; and

•	a decrease of U.S.$17 million in income from our investments in petrochemical companies in the year ended December 31, 2002, as compared to the year ended December 31, 2001.

Financial income

We derive financial income from several sources, including:

•	Interest on cash and cash equivalents. The bulk of our cash equivalents are short term Brazilian government securities, including securities indexed to the U.S. dollar. We also hold substantial balances in U.S. dollar deposits;

•	Long-term government securities that we acquired as a result of the privatization of our petrochemical assets; and

•	Government receivables, primarily the Petroleum and Alcohol Account.

Financial income decreased 16.9% to U.S.$1,142 million for the year ended December 31, 2002, as compared to U.S.$1,375 million for the year ended December 31, 2001. This decrease was primarily attributable to:

•	a reduction in financial interest income from short-term investments, which declined 10.5% to U.S.$793 million for the year ended December 31, 2002, as compared to U.S.$886 million for the year ended December 31, 2001, primarily due to the fact that the average exchange rate for the year ended December 31, 2002 was 24.2% higher than the average exchange rate for the year ended December 31, 2001 and the reduction in our cash position as a result of the acquisitions of Perez Companc, Petrolera Perez Companc and

  Petrolera Santa Fé and the devaluation of the Real against the U.S. dollar; and

•	a reduction in financial interest income from Government securities (National Treasury Bonds), which were transferred last year to PETROS, our pension plan for employees, to reduce our pension liability, which decreased 83.5% to U.S.$40 million for the year ended December 31, 2002, as compared to U.S.$243 million for the year ended December 31, 2001.

Financial expense

Financial expense decreased 4.2% to U.S.$774 million for the year ended December 31, 2002, as compared to U.S.$808 million for the year ended December 31, 2001. This decrease was primarily attributable to the replacement of a portion of our short-term debt obligations with newly contracted long-term obligations at lower interest rates.

Monetary and exchange variation on monetary assets and liabilities, net

Monetary and exchange variation on monetary assets and liabilities, net increased 126% to an expense of U.S.$2,068 million for the year ended December 31, 2002, as compared to an expense of U.S.$915 million for the year ended December 31, 2001. Approximately 87% of our indebtedness was denominated in foreign currencies during the years ended December 31, 2002 and 2001. The expense increase is therefore primarily related to the effect of a 52.3% devaluation of the Real against the U.S. dollar during the year ended December 31, 2002 when compared to a 18.7% devaluation of the Real against the U.S. dollar during the year ended December 31, 2001.

Employee benefit expense

Employee benefits expenses consist of financial costs relating to pension and other post-retirement benefits. Employee benefits expense decreased 24.2% to U.S.$451 million for the year ended December 31, 2002, as compared to U.S.$594 million for the year ended December 31, 2001.

This decrease was primarily attributable to a decrease in the provision of U.S.$78 million due to the annual actuarial calculation of the pension plan liability and by the effect of the devaluation of the Real against the U.S. dollar.

The decreases were partially offset by an expense of U.S.$34 million related to the migration process to our new pension plan and administrative fees in the amount of U.S.$16 million charged by PETROS in respect of the transfer of Series B Bonds to PETROS.

Other taxes

Other taxes, consisting of miscellaneous value-added, transaction and sales taxes, increased 22% to U.S.$360 million for the year ended December 31, 2002, as compared to U.S.$295 million for the year ended December 31, 2001. This increase is primarily attributable to an increase of U.S.$79 million in the PASEP/COFINS taxes payable in respect of foreign exchange gains on assets, resulting from transactions with affiliates with assets denominated in foreign currencies, and was partially offset by the effect of the devaluation of the Real against the U.S. dollar.

Other expenses, net

Other expenses, which are primarily comprised of gains and losses recorded on sales of fixed assets, general advertising and marketing expenses and certain other non-recurring charges. Other expenses, net for the year ended December 31, 2002 increased 92.6% to U.S.$857 million, as compared to an expense of U.S.$445 million for the year ended December 31, 2001. The most significant non-recurring charges for the year ended December 31, 2002 were:

•	a U.S.$258 million charge for non-reimbursable contractual contingency payments incurred during the year related to our investments in thermoelectric power plants resulting from decreased demand for energy and lower prices;

•	a U.S.$201 million provision for losses related to our commitments to supply natural gas for the production of energy to certain thermoelectric power plants (despite decreased demand and low energy prices, we have contractual obligations with certain power plants to cover losses when demand for power and electricity prices are low);

•	a U.S.$96 million expense for general advertising and marketing expenses unrelated to direct revenues;

•	a U.S.$105 provision for notifications of tax assessments received from the Instituto Nacional de Seguridade Social (National Social Security Institute, or INSS), as further described below in “Notifications from the INSS – Joint liability”;

•	a U.S.$111 million expense for unscheduled stoppages of plant and equipment;

•	a U.S.$29 million expense for Petroleum and Alcohol Account regularization. See “the Petroleum and Alcohol Account” below.

The most significant non-recurring charges for the year ended December 31, 2001 were:

•	a U.S.$155 million loss, net of insurance proceeds, recorded in respect of the sinking of Platform P-36;

•	a U.S.$405 million expense relating to the reduction in the balance of the Petroleum and Alcohol Account resulting from the completion of the certification of the balance of the account by the Federal Government for the period from April 1, 1992 to June 30, 1998;

•	a U.S.$394 million provision for losses on uncollectable accounts in connection with the construction/conversion of platforms P-36, P-37, P-38 and P-40; and

•	a U.S.$137 million expense for general advertising and marketing expenses unrelated to direct revenues.

The losses for the year ending December 31, 2001 were partially offset by:

•	a U.S.$89 million gain related to the sale of PETROBRAS U.K; and

•	a U.S.$500 million gain related to the assets which we sold in our business combination with Repsol-YPF.

Income tax (expense) benefit

Income before income taxes and minority interest decreased 32.6% to U.S.$3,232 million for the year ended December 31, 2002, as compared to U.S.$4,792 million for the year ended December 31, 2001. As a result, we recorded an income tax expense of U.S.$1,153 million for the year ended December 31, 2002, a 17.0% decrease from an expense of U.S.$1,389 million recorded for the year ended December 31, 2001. The most significant factors that influenced this decrease were:

•	a U.S.$111 million gain recorded in 2001 related to the reversal of a tax provision established in previous years in connection with the privatization of our PETROQUISA subsidiary; and

•	a U.S.$204 million valuation allowance as of December 31, 2002, as compared to a valuation allowance of U.S.$38 million as of December 31, 2001.

The reconciliation between the tax calculated based upon statutory tax rates to income tax expense and effective rates is shown in Note 3 to our audited Consolidated Financial Statements as of December 31, 2002.

THE PETROLEUM AND ALCOHOL ACCOUNT

The Petroleum and Alcohol Account—Receivable from the Federal Government has been used to reflect the impact on us of the Federal Government’s regulatory policies for the Brazilian oil and gas industry.

According to legislation applicable to the Petroleum and Alcohol Account until December 31, 2002, we had the right to offset amounts owed to the Federal Government relating to the regulatory policies of the Brazilian oil and gas industry against the receivable that increased and decreased the Petroleum and Alcohol Account.

On June 30, 1998, the Federal Government issued National Treasury Bonds—Series H in our name, which were placed with a federal depositary to support the balance of this account. The value of the outstanding Series H bonds as of December 31, 2002 was U.S.$46 million.

The Federal Government certified the balance of the Petroleum and Alcohol Account as of June 30, 1998. The changes in the Petroleum and Alcohol Account in the period from July 1, 1998 to December 20, 2002 are subject to audits by the ANP, and during November 2002, ANP recommended, and we agreed, to reduce the balance of the Petroleum and Alcohol Account by U.S.$29 million for the period from July 1, 1998 to December 20, 2002. The results of the audit will be the basis for the settlement of the account with the Federal Government.

After completion of the audit, the amount of the notes used to guarantee the debit balance in existence on June 30, 2003, or of the securitized credits, will be adjusted to the new amount calculated, as established in Provisional Measure nº 2181-45 of August 24, 2001.

Because we have already implemented all recommendations with respect to the Petroleum and Alcohol Account made by the interministerial working group established to certify the balance of the Petroleum and Alcohol Account for the period from April 1, 1992 to June 30, 1998, we do not expect significant adjustments from the ANP audit for that period.

As a result of the deregulation of the market and applicable legislation, effective January 2, 2002, PPE was eliminated and the Petroleum and Alcohol Account will no longer be used to reimburse expenses related to the supply of oil products and alcohol to us and third parties.

The balance of the Petroleum and Alcohol Account at December 31, 2002 represents a credit to us against the Federal Government in the amount of U.S.$182 million, an increase of 125% or U.S.$101 million when compared with December 31, 2001. This increase is primarily attributable to the receipt of credits and settlement of debits, authorized by the ANP, in the amount of U.S.$259 million, and made in accordance with Article 7 of Law No. 10,453, of May 13, 2002, (the Sugar Cane Cost Equalization Program for the Northeast Region).

The following summarizes the changes in the Petroleum and Alcohol Account for the year ended December 31, 2002:

U.S. $ million
December 31, 2002
Beginning balance	81
Adjustments of PPE	(6)
Reimbursements to third parties	259
Reimbursements to PETROBRAS	(6)
Financial Income	2
Results of audits conducted by the Federal Government	(29)
Translation Loss	(119)

Ending balance	182

BUSINESS SEGMENTS

Segment Information

The following segment information has been prepared in accordance with SFAS 131—Disclosure about Segments of an Enterprise and Related information (“SFAS 131”). We operate under the following business segments, which are described as follows:

•	Exploration and Production—This segment includes our exploration, development and production activities in Brazil, and our sales of crude oil and natural gas in the domestic and foreign markets.

•	Supply—This segment includes our refining, logistic, transportation and commercialization activities for crude oil, oil products and fuel alcohol. Additionally, this segment includes our investments in various domestic petrochemical companies and our two domestic fertilizer plants.

•	Distribution—This segment represents our oil product and fuel alcohol distribution activities in Brazil, conducted by Petrobras Distribuidora S.A.-BR.

•

Gas and Energy—This segment encompasses the commercialization and transportation of natural gas produced in or imported into Brazil. Additionally, this segment includes our domestic electric energy commercialization activities as well

  as investments in domestic natural gas transportation companies, state-owned natural gas distributors, thermoelectric companies   and fiber optic companies.

•	International—This segment represents our international activities conducted in 10 countries, which include exploration and production, supply, distribution and gas and energy.

The functions that cannot be attributed to these business segments are allocated to our corporate segment, especially those linked with corporate financial management, overhead related to central administration and other expenses, including actuarial expenses related to the pension and health-care plans.

In preparing the financial information by business segment, we attributed to each business segment only those functions over which the particular business segment has effective control.

The main criteria used to record the results and assets by business segments are summarized as follows:

•	Net operating revenue are the revenues from sales to third parties plus inter-segment revenues, based on the internal transfer prices established by the business segments;

•	Operating income includes net operating revenue, the costs of products and services sold, calculated per business segment, based on the internal transfer price and the other operating costs of each segment, as well as operating expenses, based on the expenses actually incurred in each segment; and

•	Assets are the assets allocated to each business segment.

Revenue and net income information for the gas and energy segment were combined with the revenue and net income information of the exploration and production segment prior to January 1, 2001 because the changes in our accounting systems implemented to accommodate our new business segment reporting did not permit the practicable separation of revenue and cost information for these segments in those prior periods. We do not believe this classification of the gas and energy revenue and net income information materially changes the overall segment presentation.

The following table sets forth by segment the consolidated operating revenues and income from operations (net operating revenues before elimination of inter-segment revenues less: cost of sales; depreciation, depletion and amortization; and exploration, including dry holes), reflecting our domestic and international activities for the years ended December 31, 2002 and December 31, 2001.

Income from operations	U.S. $ million
	For the Year Ended December 31,
	2002	2001
Exploration and Production	6,390	4,647
Supply	1,742	4,146
Distribution	677	598
Gas and Energy	278	174
International	106	120

	9,193	9,685

Our income from operations decreased 5.1% to U.S.$9,193 million for the year ended December 31, 2002, as compared to U.S.$9,685 million for the year ended December 31, 2001. As discussed above, this decrease was largely due to a decrease in sale prices of oil and oil products.

RESULTS BY BUSINESS SEGMENTS	U.S. $ million
	For the Year Ended December 31,
	2002	2001
Exploration and Production	3,413	2,439
Supply	711	2,538
Gas and Energy	(190)	(54)
Distribution	91	78
International	(114)	24
Corporate	(1,280)	(1,410)
Eliminations	(320)	(124)

Net income	2,311	3,491

The comparison between our results of operations has been significantly impacted by the Real’s devaluation against the U.S. dollar, due to the fact that the average exchange rate for the year ended December 31, 2002 was 24.2% higher than the average exchange rate for the year ended December 31, 2001.

Exploration and Production    Consolidated net income for our exploration and production segment increased 39.9% to US$3,413 million for the year ended December 31, 2002, as compared to US$2,439 million for the year ended December 31, 2001. This increase was primarily attributable to a U.S.$2,942 million increase in net operating revenues as a result of the increase in international oil prices and a 12% increase in production of crude oil, natural gas and NGL, and was partially offset by:

a US$1,063 million increase in cost of sales, primarily composed of:

-	a US$468 million increase in volumes of crude oil, natural gas and NGL sold or transferred to other business segments;

-	a U.S.$206 million increase in taxes and charges imposed by the Brazilian government; and

-	an increase in materials and services expenses of U.S.$75 million.

•	a U.S.$150 million increase in depreciation expense, primarily attributable to a 12% increase in production of crude oil, natural gas and NGL (primarily in the Campos Basin) and a 241% increase in abandonment costs resulting from increased production and revisions to our estimates of abandonment costs;

•	a U.S.$571 million increase in financial expenses net, mainly due to the effect of a 52.3% devaluation of the Real against the U.S. dollar during the year ended December 31, 2002 when compared to a 18.7% devaluation of the Real against the U.S. dollar during the year ended December 31, 2001.

During 2001, consolidated net income for our exploration and production segment was affected by a loss of U.S.$155 million related to the sinking of platform P-36, a US$394 million provision for losses in accounts receivable from the third parties contracted to construct platforms P-36, P-37, P-38 and P-40 and a gain of U.S.$140 million from our sale of assets in connection with our business combination with Repsol-YPF.

Supply – Consolidated net income for our supply segment decreased 72.0% to US$711 million for the year ended December 31, 2002, as compared to US$2,538 million for the year ended December 31, 2001.

This decrease was primarily attributable to a U.S.$4,384 million decrease in net operating revenues as a result of the devaluation of the Real against the U.S. dollar and a 3.0% reduction in domestic sales volumes, and was partially offset by:

•	a U.S.$1,958 million reduction in cost of sales attributable to this segment, due to a decrease in imports primarily as a result of the elimination of our legal obligation to import naphtha, the effect of the devaluation of the Real against the U.S. dollar on our cost of sales (as a portion of our cost of sales is denominated in Reais), and a 3% reduction in domestic sales volumes.

During 2001, consolidated net income for our supply segment was affected by a gain of U.S.$305 million from our sale of assets in connection with our business combination with Repsol-YPF.

Gas and Energy – This segment registered a net loss of U.S $190 million for the year ended December 31, 2002, a 252% increase from a net loss of US$54 million for the year ended December 31, 2001.

This increase in net loss was primarily attributable to:

•	a U.S.$258 million charge for non-reimbursable contractual contingency payments incurred during the year related to our investments in thermoelectric power plants; and

•	a U.S.$201 million provision for losses related to our commitments to supply natural gas for the production of energy to certain thermoelectric power plants.

The increase in net loss was partially offset by:

•	a U.S.$224 million increase in financial income, primarily due to an increase in financial income from loans to affiliated thermoelectric companies and an increase in financial income on advances to suppliers of thermoelectric turbines.

Distribution – Consolidated net income increased 16.7% to U.S.$91 million for the year ended December 31, 2002, as compared to consolidated net income of U.S.$78 million for the year ended December 31, 2001.

This increase was primarily attributable to a U.S.$449 million reduction in cost of sales due to the effect of the devaluation of the Real against the U.S. dollar (as a portion of our cost of sales is denominated in Reais) and was partially offset by:

•	a U.S.$374 million decrease in net operating revenues, primarily as a result of the devaluation of the Real against the U.S. dollar; and

•	a U.S.$ 59 million charge for doubtful accounts and gas station improvements.

In the year ended December 31, 2002, our subsidiary, BR, sold 162 million barrels of oil products and had a market share of 33% in the Brazilian distribution market, essentially the same volume distributed and market share achieved in the year ended December 31, 2001.

During 2001, consolidated net income for our distribution segment was affected by a gain of U.S.$56 million from our sale of assets in connection with our business combination with Repsol-YPF.

International – This segment registered a net loss of U.S.$114 million for the year ended December 31, 2002, a 375% increase from net loss of U.S.$24 million for the year ended December 31, 2001.

This increase in net loss was primarily attributable to:

•	a U.S.$271 million increase in cost of sales, primarily attributable to costs associated with Eg3 during 2002;

•	a U.S.$95 million loss from our investments in MEGA, an Argentine company engaged in natural gas activities, which was adversely effected by the economic crisis in Argentina.

This increase in net loss was partially offset by a U.S.$237 million increase in net operating revenues, primarily attributable to net revenues of Eg3 during 2002.

During 2001, consolidated net income for our distribution segment was affected by a gain of U.S.$ 89 million related to the sale of PETROBRAS U.K.

Corporate – The units that make up our corporate segment generated a net loss of U.S.$1,280 million during the year ended December 31, 2002, a 9.2% decrease from a net loss of U.S.$1,410 million registered for the year ended December 31, 2001.

This decrease in net loss was primarily attributable to:

•	a U.S.$1,099 million loss recognized in 2001 related to adjustments to fair value of government securities, (NTN-B Bonds), which we transferred to PETROS in order to decrease a corresponding contingent liability; and

•	a reduction in the balance of the Petroleum and Alcohol Account of U.S.$29 million, as compared to a reduction of U.S.$ 405 million during the year ended December 31, 2001;

The impact of the foregoing factors on net loss was partially offset by:

•	an increase in financial expenses, to U.S.$762 million for the year ended December 31, 2002, as compared to financial income of U.S.$364 million for the year ended December 31, 2001. Approximately 87% of our indebtedness was denominated in foreign currencies during the years ended December 31, 2002 and

2001. The increase in financial expenses is therefore primarily related to the effect of a 52.3% devaluation of the Real against the U.S. dollar during the year ended December 31, 2002, as compared to a 18.7% devaluation of the Real against the U.S. dollar during the year ended December 31, 2001.

CAPITAL EXPENDITURES

In accordance with the objectives established in the Strategic Plan for 2001 – 2005, we continue to prioritize capital expenditures in the development of crude oil and natural gas production. In the year ended December 31, 2002, total capital expenditures were U.S.$4,911 million, representing an increase of 15.4% over capital expenditures made in the year ended December 31, 2001.

Activities
	U.S.$ million Year ended December 31,
	2002	2001
• Exploration and Production	3,156	2,866
• Supply	945	642
• Distribution	139	86
• Gas and Energy	268	192
• International	241	326

• Corporate	162	142

Total capital expenditures	4,911	4,254

Many of our capital expenditures for 2002 and 2001 were made in connection with exploration and development projects in the Campos Basin, a number of which are being financed through project financings. Below are our material project finance expenditures by project for the years ended December 31, 2002 and December 31, 2001.

Activities
	U.S.$ million Year ended December 31,
	2002	2001

Project Financings Field
• Albacora	45	64
• Espadarte / Voador / Marimbá – EVM	103	158
• Cabiúnas	26	45
• Pargo / Carapeba / Garoupa / Cherne – PCGC	49
• Nova Marlim	106
• Companhia Petrolífera Marlim	2	239
• Others		80

	331	586

Of the capital expenditures incurred during the year ended December 31, 2002, U.S.$3,156 million (64%) were directed to domestic exploration and production activities, which includes our exploration and production segment and our project financings.

In line with our objective of increasing production, we have signed 47 agreements to invest in exploration and production development areas where we have already made commercial discoveries. Our capital expenditure budget for 2003 provided in our Annual Business Plan 2003, including project finance, is U.S.$7,146 million

INTERNATIONAL INVESTMENTS

Acquisition of control of Petrolera Santa Fe

On October 24, 2002, we (through our subsidiary, Braspetro Oil Company), concluded the acquisition of 100% of Petrolera Santa Fe Southern Cone, Inc., a holding company incorporated in the British Virgin Islands, which controls 100% of Petrolera Santa Fe S.R.L, a company incorporated in Argentina, at a cash purchase price of approximately U.S.$90 million disbursed on that date. Petrolera Santa Fe is involved in crude oil and natural gas exploration, development and production in Argentina.

Acquisition of control of Perez Companc S.A.

On October 17, 2002, we agreed to acquire 58.6% of the capital stock of Perez Companc S.A., the second largest Argentine energy company, from the Perez Companc Family and the Perez Companc Foundation. We paid the Perez Companc Family and the Perez Companc Foundation a total of approximately U.S.$1.03 billion, consisting of U.S.$689 million in cash and U.S.$338 million in debt securities issued by PIFCo, and which will pay a 4.75% annual coupon and mature on October 4, 2007. We also agreed to acquire from the Perez Companc Family 39.7% of the capital stock of Petrolera Perez Companc S.A., a company engaged in hydrocarbons production in Argentina’s Neuquén basin, for U.S.$50 million in cash.

The completion of the Perez Companc S.A. and Petrolera Perez Companc S.A. acquisitions remain contingent upon antitrust approval from the Argentine government’s Comisión Nacional de Defensa de la Competencia (the National Council for the Defense of Competition, or the CNDC). Under the Perez Companc stock purchase agreement, we have the right to decide not to complete the transaction if the CNDC does not approve the transaction by October 17, 2003 or if the CNDC demands that we dispose of assets that we consider fundamental to our operations.

As a result of the possible contractual reversal of the transaction, and in accordance with SFAS 141 – Business Combinations, the financial statements of PECOM and Petrolera Perez Companc S.A. have not been consolidated as of December 31, 2002. After approval of the transaction by the CNDC and elimination of the contractual possibility of reversal of the transaction, the financial statements of PECOM and Petrolera Perez Companc S.A. will be accounted for using the purchase method of accounting and included in our consolidated financial statements.

Selected Balance Sheet Data (in millions of U.S. dollars, except for share data)

	As of December 31,	As of December 31,
	2002	2001
Assets
Current assets
Cash and cash equivalents	3,301	7,360
Accounts receivable, net	2,267	2,759
Inventories	2,540	2,399
Other current assets	2,089	1,808

Total current assets	10,197	14,326

Property, plant and equipment, net	18,224	19,179
Investments in non-consolidated companies and other investments	334	499

Other assets
Petroleum and Alcohol Account—Receivable from Federal Government	182	81
Government securities	176	665
Unrecognized pension obligation	61	187
Advances to suppliers	450	403
Share Interest	1,073
Others	1,321	1,524

Total other assets	3,263	2,860

Total assets	32,018	36,864

Liabilities and stockholders’ equity
Current liabilities
Trade accounts payable	1,702	1,783
Short-term debt	671	1,101
Current portion of long-term debt	727	940
Project financings	239	680
Capital lease obligations	349	298
Other current liabilities	3,257	3,242

Total current liabilities	6,945	8,044

Long-term liabilities
Employees post retirement benefits benefits	2,423	3,380
Project financings	3,800	3,153
Long-term debt	6,987	5,908
Capital lease obligations obligations	1,907	1,930
Other liabilities	791	1,123

Total long-term liabilities	15,908	15,494

Minority interest	(136)	79

Stockholders’ equity
Shares authorized and issued:
Preferred stock—451,935,669	2,459	1,882
Common stock—634,168,418	3,761	2,952
Reserves and other	3,081	8,413

Total stockholders’ equity	9,301	13,247

Total liabilities and stockholders’ equity	32,018	36,864

Income Statement

(in millions of U.S. dollars, except for share and per share data)

	Fourth quarter			Year ended December 31,
3Q-2002	2002	2001		2002	2001
8,388	8,294	8,092	Sales of products and services	32,987	34,145
			Less:
(1,291)	(1,354)	(2,017)	Value-added and other taxes on sales and services	(5,241)	(8,627)
		(451)	Specific parcel price–PPE		(969)
(1,158)	(1,010)		CIDE	(5,134)

5,939)	5,930	5,624	Net operating revenues	22,612	24,549
(2,455)	(3,375)	(3,207)	Cost of sales	(11,506)	(12,807)
(687)	(402)	(279)	Depreciation, depletion and amortization	(1,930)	(1,729)
(92)	(134)	(122)	Exploration, including exploratory dry holes	(435)	(404)
	(75)	(145)	Impairment	(75)	(145)
(433)	(365)	(424)	Selling, general and administrative expenses	(1,741)	(1,751)
(32)	(44)	(39)	Research and development expenses	(147)	(132)

(3,699)	(4,395)	(4,216)	Total costs and expenses	(15,834)	(16,968)
			Equity in results of non-consolidated
33	(169)	(31)	Companies	(178)	(8)
240	228	109	Financial income	1,142	1,375
(295)	(252)	(224)	Financial expense	(774)	(808)
(898)	(554)	644	Monetary and exchange variation on monetary assets and liabilities, net	(2,068)	(915)
(83)	(106)	(351)	Employee benefit expense	(451)	(594)
(139)	(43)	(69)	Other taxes	(360)	(295)
		(1,099)	Loss on Government securities		(1,099)
(199)	(621)	(146)	Other expenses, net	(857)	(445)

(1,341)	(1,517)	(1,167)		(3,546)	(2,789)
899	18	241	Income before income taxes and minority Interests	3,232	4,792
			Income tax expense:
(354)	(130)	(244)	Current	(1,269)	(1,196)
(73)	327	268	Deferred	116	(193)
(427)	197	24	Total income tax expense	(1,153)	(1,389)
280	(142)	(122)	Minority interest in (income) loss of consolidated subsidiaries	232	88

752	73	143	Net income	2,311	3,491

			Weighted average number of shares outstanding
634,168,418	634,168,418	634,168,418	Common/ADS	634,168,418	634,168,418
451,935,669	451,935,669	451,935,669	Preferred/ADS	451,935,669	451,935,669
			Basic and diluted earnings per share
0.69	0.07	0.13	Common/ADS and Preferred/ADS	2.13	3.21

Statement of Cash Flows Data

(in millions of U.S. dollars)

	Fourth quarter			Year ended December 31
3Q-2002	2002	2001		2002	2001
			Cash flows from operating activities
752	73	143	Net income for the year	2,311	3,491
			Adjustments to reconcile net income to net cash provided by operating activities
602	327	375	Depreciation, depletion and amortization	1,951	1,731
58	107	157	Loss on property, plant and equipment, including dry holes	297	1,005
		1.099	Loss on government securities		1,099
1,045	869	(618)	Foreign exchange and monetary loss	2,714	807
(267)	149	(49)	Others	(37)	86
			Decrease (increase) in assets
41	111	(122)	Accounts receivable, net	(541)	(102)
(32)	(68)	608	Petroleum and Alcohol Account – Receivable from Federal Government	(157)	1,173
(688)	209	699	Inventories	(1,139)	232
	(16)	(52)	Interest receivable on government securities	(10)	(243)
(536)	22		Advances to suppliers	(797)	(240)
(291)	212	(90)	Others	(487)	(675)
			Increase (decrease) in liabilities
325	180	(304)	Trade accounts payable	669	(64)
(136)	267	(114)	Taxes payable, other than income taxes	441	212
461	200	(367)	Other liabilities	1,072	231

1,334	2,642	1,365	Net cash provided by operating activities	6,287	8,743

			Cash flows from investing activities
(1,195)	(1,337)	(1,382)	Additions to property, plant and equipment	(4,911)	(4,254)
	(1,073)		Share Interest	(1,073)
	(447)		Investments in thermoelectric plants	(447)
(58)	(31)	(81)	Others	(225)	(338)

(1,253)	(2,888)	(1,463)	Net cash used in investing activities	(6,656)	(4,592)

529	(279)	1,639	Cash flows from financing activities	(1,614)	(1,754)

610	(525)	1,541	Increase (decrease) in cash and cash equivalents	(1,983)	2,397

(1,304)	214	742	Effect of exchange rate changes on cash and cash equivalents	(2,076)	(863)
4,306	3,612	5,077	Cash and cash equivalents at beginning of period	7,360	5,826

3,612	3,301	7,360	Cash and cash equivalents at the end of period	3,301	7,360

Income Statement by Segment

	Year ended December 31, 2002 U.S.$ million
	E&P	SUPPLY	GAS & ENERGY	INTERN.	DISTR.	CORPOR.	ELIMIN.	TOTAL
Net operating revenues to third parties	2,346	12,073	747	986	6,460			22,612
Intersegment net operating revenues	10,700	5,269	170	99	102		(16,340)

Net operating revenues	13,046	17,342	917	1,085	6,562		(16,340)	22,612
Cost of sales	(4,829)	(15,242)	(594)	(812)	(5,861)		15,832	(11,506)
Depreciation, depletion and amortization	(1,378)	(358)	(45)	(106)	(24)	(19)		(1,930)
Exploration, including exploratory dry holes and impairment	(449)			(61)				(510)
Selling, general and administrative expenses	(177)	(584)	(54)	(90)	(442)	(394)		(1,741)
Research and development expenses	(74)	(37)	(5)			(31)		(147)

Costs and expenses	(6,907)	(16,221)	(698)	(1,069)	(6,327)	(444)	15,832	(15,834)
Results of non-consolidated companies		11	(94)	(95)				(178)
Financial income (expenses), net	(943)	(13)	(18)	31	5	(762)		(1,700)
Employee benefit expense		(2)			(14)	(435)		(451)
Other expenses, net	(160)	(13)	(504)	2	(46)	(516)	20	(1,217)

Income before income taxes and minority interest	5,036	1,104	(397)	(46)	180	(2,157)	(488)	3,232
Income tax benefits (expense)	(1,623)	(386)	(104)	(64)	(58)	914	168	(1,153)
Minority interest		(7)	311	(4)	(31)	(37)		232

Net income (loss)	3,413	711	(190)	(114)	91	(1,280)	(320)	2,311

Income Statement by Segment

	Year ended December 31, 2001 U.S.$ million
	E&P	SUPPLY	GAS & ENERGY	INTERN.	DISTRIB.	CORPOR.	ELIMIN.	TOTAL
Net operating revenues to third parties	308	15,969	659	777	6,836			24,549
Intersegment net operating revenues	9,796	5,757	177	71	100		(15,901)

Net operating revenues	10,104	21,726	836	848	6,936		(15,901)	24,549
Cost of sales	(3,766)	(17,279)	(600)	(541)	(6,310)		15,689	(12,807)
Depreciation, depletion and amortization	(1,228)	(301)	(62)	(101)	(28)	(9)		(1,729)
Exploration, including exploratory dry holes and impairment	(463)			(86)				(549)
Selling, general and administrative expenses	(128)	(745)	(46)	(57)	(414)	(361)		(1,751)
Research and development expenses	(63)	(40)	(3)			(26)		(132)

Costs and expenses	(5,648)	(18,365)	(711)	(785)	(6,752)	(396)	15,689	(16,968)
Results of non-consolidated companies		28	8	(44)				(8)
Financial income (expenses), net	(372)	(112)	(242)	12	(1)	364	3	(348)
Employee benefit expense						(594)		(594)
Other expenses, net	(458)	319	(29)	88	24	(1,783)		(1,839)

Income before income taxes and minority interest	3,626	3,596	(138)	119	207	(2,409)	(209)	4,792
Income tax benefits (expense)	(1,187)	(1,058)	(38)	(91)	(101)	1,001	85	(1,389)
Minority interest			122	(4)	(28)	(2)		88

Net income (loss)	2,439	2,538	(54)	24	78	(1,410)	(124)	3,491

Other Expenses, Net By Segment

	Year ended December 31, 2002 U.S.$ million
	E&P	SUPPLY	GAS & ENERGY	INTERN.	DISTRIB.	CORPOR.	ELIMIN.	TOTAL
Contractual Contingencies with Thermoplants			(258)					(258)
Provision for Losses—Financial Exposure to Thermoplants			(201)					(201)
Institution Relations and Culture Projects						(96)		(96)
Unscheduled stoppages – plant and equipment	(86)	(25)						(111)
Dividends		7						7
The Listing of P-34	(13)							(13)
Losses as a result of Legal Proceedings	(22)	(10)				(26)		(58)
Petroleum & Alcohol Account Regularization						(29)		(29)
INSS – Joint Liability Contingencies	(37)	(29)				(39)		(105)
Other taxes		(18)	(9)	(12)	(36)	(285)		(360)
Others	(2)	62	(36)	14	(10)	(41)	20	7

	(160)	(13)	(504)	2	(46)	(516)	20	(1,217)

	Year ended December 31, 2001 U.S.$ million
	E&P	SUPPLY	GAS & ENERGY	INTERN.	DISTRIB.	CORPOR.	ELIMIN.	TOTAL
Gain with business combination – EG3	140	305			55			500
Gain with sale of Petrobras UK				89				89
Institution Relations and Culture Projects						(137)		(137)
Unscheduled stoppages – plant and equipment	(1)	(21)						(22)
The sinking of P-36	(155)							(155)
Dividends		30						30
Loss on government securities						(1,099)		(1,099)
Losses as a result of Legal Proceedings	(9)	(7)				(6)		(22)
Petroleum & Alcohol Account Regularization						(405)		(405)
Provision for uncollectible accounts of P-36/37/38/40	(394)							(394)
Other taxes		(14)	(3)	(1)	(35)	(242)		(295)
Others	(39)	26	(26)		4	106		71

	(458)	319	(29)	88	24	(1,783)		(1,839)

Selected Data by Segment

	Year ended December 31, 2002 U.S.$ million
	E&P	SUPPLY	GAS & ENERGY	INTERN.	DISTRIB.	CORPOR.	ELIMIN.	TOTAL
Current assets	1,181	4,323	819	736	973	3,124	(959)	10,197

Cash and cash equivalents	1	509	16	211	59	2,505		3,301
Other current assets	1,180	3,814	803	525	914	619	(959)	6,896

Investments in non-consolidated companies and other investments	7	168	70	11	16	62		334

Property, plant and equipment, net	11,611	3,186	1,881	1,024	296	226		18,224

Non current assets	385	211	556	1,092	141	1,932	(1,054)	3,263

Petroleum and Alcohol Account						182		182
Government securities		2				206		208
Other assets	385	209	556	1,092	141	1,544	(1,054)	2,873

Total assets	13,184	7,888	3,326	2,863	1,426	5,344	(2,013)	32,018

	Year ended December 31, 2001 U.S.$ million
	E&P	SUPPLY	GAS & ENERGY	INTERN.	DISTRIB.	CORPOR.	ELIMIN.	TOTAL
Current assets	1,529	4,125	604	566	1,002	7,425	(925)	14,326

Cash and cash equivalents	—	553	60	145	30	6,572		7,360
Other current assets	1,529	3,572	544	421	972	853	(925)	6,966
Investments in non-consolidated companies and other investments	5	281	52	36	22	103		499

Property, plant and equipment, net	12,133	4,026	1,373	1,080	309	258		19,179

Non current assets	325	250	637	33	192	2,099	(676)	2,860

Petroleum and Alcohol Account						81		81
Government securities		3				209		212
Other assets	325	247	637	33	192	1,809	(676)	2,567

Total assets	13,992	8,682	2,666	1,715	1,525	9,885	(1,601)	36,864

Selected Data for International Segment

	Year ended December 31, 2002 U.S.$ million INTERNATIONAL
	E&P	SUPPLY	GAS & ENERGY	DISTRIB.	CORPOR.	ELIMIN.	TOTAL
INTERNATIONAL

ASSETS	1,638	349	39	160	1,479	(802)	2,863

STATEMENT OF INCOME

Net Operating Revenues	284	918	36	377	4	(534)	1,085

Net operating revenues to third parties	96	473	36	377	4		986
Intersegment net operating revenues	188	445				(534)	99

Net income	(5)	32		(41)	(100)		(114)

	Year ended December 31, 2001 U.S.$ million INTERNATIONAL
	E&P	SUPPLY	GAS & ENERGY	DISTRIB.	CORPOR.	ELIMIN.	TOTAL
INTERNATIONAL

ASSETS	997	423	13	228	87	(33)	1,715

STATEMENT OF INCOME

Net Operating Revenues	395	629		90	1	(267)	848

Net operating revenues to third parties	217	469		90	1		777
Intersegment net operating revenues	178	160				(267)	71

Net income	105	3		(24)	(55)	(5)	24

Stockholders’ equity and dividends

•	Our capital stock at December 31, 2002 was U.S.$6,220 million, represented by 634,168,418 common shares and 451,935,669 preferred shares with no par value.

•	Our American Depositary Shares (ADS), representing our common stock, trade on the New York Stock Exchange under the symbol “PBR”. Each PBR ADS represents 1 common share, and the closing price on such shares on December 31, 2002 was U.S.$14.94.

•	Our American Depositary Shares, representing our preferred stock, trade on the New York Stock Exchange under the symbol “PBRA”. Each PBRA ADS represents 1 preferred share, and the closing price on such shares on December 31, 2002 was U.S.$13.40.

•	At December 31, 2002 our consolidated stockholders’ equity decreased to U.S.$9,301 million, or U.S.$8.53 per share, and the closing price of common stock traded on the Bolsa de Valores de São Paulo (Bovespa) on December 31, 2002 was U.S.$14.78, while the price of preferred stock traded on BOVESPA on December 31, 2002 was U.S.$13.27 per share.

•	Stockholder remuneration – In accordance with our by-laws, holders of preferred and common shares are entitled to a mandatory dividend of 25% of annual net income as adjusted under Brazilian Corporate Law. In addition, the preferred stockholders have priority in the receipt of an annual dividend of at least 3% of the book value of the shares or 5% of the paid-in capital in respect of the preferred shares as stated in the statutory accounting records.

•	Our Board of Directors proposed a distribution of dividends of approximately U.S.$781 million (U.S.$0.72 per share). We expect that this distribution will be approved at the General Shareholders’ Meeting to be held on March 27, 2003. The U.S.$307 million (U.S.$0.28 per share) already distributed to shareholders on January 13, 2003 in the form of interest on capital will be deducted from this amount. The proposed dividend includes U.S.$310 million of interest on capital which is subject to a 15% withholding tax, except with respect to shareholders eligible for certain tax exemptions.

•	The proposed U.S.$781 million dividend is equivalent to U.S.$0.72 per share and represents a dividend yield of 4.8% for the common stock and 5.5% for the preferred stock, as compared to a dividend yield of 6.3% for the common stock and 6.5% for the preferred stock for the year ended December 31, 2001.

•	In addition, our Board of Directors is proposing to the Extraordinary Shareholders’ Meeting to be held together with the General Shareholders’ Meeting on March 27, 2003, an increase in our capital by, as permitted by Brazilian law,

  capitalizing revenue reserves accrued during previous financial years, in the amount of U.S.$878 million without issuing new   shares, in accordance with Art. 169, paragraph 1 of Law No. 6404/76

•	Undistributed earnings reserve is established in accordance with Article 196 of Law No. 6.404/76 to fund our investment program and must be approved at the General Shareholders’ Meeting. Our management is proposing retention of earnings for the year ended December 31, 2002 in the amount of U.S.$1,834 million in order to fund our capital expenditure budget for 2003. For the year ended December 31, 2001, we retained U.S.$2,238 million from that year’s earnings to fund our capital expenditure budget for 2002.

•	The Federal Government is our principal shareholder, owning 55.7% of our voting stock. The following table sets forth information with respect to the ownership of our common shares and preferred shares as of December 31, 2002:

Principal Shareholders	Voting Stock Common shares %	Non-Voting Stock Preferred shares %	TOTAL %
• Federal Government	55.7	—	32.5
• BNDESPAR	2.0	16.4	7.9
• Social Participation Fund – FPS	0.8	0.4	0.6
• Custody held by stock exchanges	4.7	25.4	13.8
• Foreign investors	3.4	18.8	9.8
• ADSs	22.7	34.0	27.4
• Privatization funds	7.4	—	4.3
• Other	3.3	5.1	3.7

Total	100.0	100.0	100.0

Total number of shares	634,168,418	451,935,669	1,086,104,087

BR Distribuidora S/A.

On November 7, 2002, our Board of Directors approved a public tender offer for all of the outstanding shares of Petrobras Distribuidora S.A. – BR through a swap of preferred shares to be issued by us. The share swap was conducted in order to incorporate BR as a wholly-owned subsidiary and to effect the delisting of BR’s publicly-traded shares which were publicly traded in Brazil.

The public tender offer was consistent with our strategy to increase shareholder value by aligning the strategic interests of the two companies and increasing synergies.

Our Board of Directors approved an appraisal by an independent third party that determined the fair value of BR stock to be R$45.40 (U.S.$11.66) for each 1,000 – share lot of BR stock. A similar independent appraisal established the fair value of our preferred shares to be issued at R$64.90 (U.S.$16.68) per share. The exchange ratio was 0.7 shares of our preferred stock for every share of BR stock, augmented by a cash premium paid to BR shareholders as an incentive to accept the public offer.

A public tender auction was held on January 29, 2003 and the Board of Directors of PETROBRAS, approved the issue of 9.866.828 preferred preferred shares of PETROBRAS in connections with the public offer by the Company to acquire publicly traded shares of BR, at an issue price of US$ 12.76 per share, under the terms of the capital increase approved during the meeting of the Board of Directors of PETROBRAS held on November 7, 2002. As result the capital of PETROBRAS increased by US$ 126. After verifying that all of the conditions for delisting BR’s shares were met, on February 5, 2003, CVM effected the delisting of BR shares.

Notifications from the INSS – Joint liability

We received various tax assessments from the Brazilian National Security Institute (INSS) alleging irregular presentation of documentation by construction companies and other service providers under contract with us with regard to their INSS contributions. The INSS seeks to hold us jointly liable for contributions not made by these providers, in accordance with paragraphs 5 and 6 of Article 219 and paragraphs 2 and 3 of Article 220 of Decree 3048/99.

We are analyzing each of the INSS’s assessments in order to recover payments we have made to the INSS. We have established, however, a U.S.$105 million provision for this contingency, as it is unlikely that we will successfully obtain a reversal of the INSS’s decision through the agency’s administrative procedures.

In response to the INSS’s assessments, we have revised our internal procedures to improve the inspection of contracts and to ensure that contractors are presenting proper documents evidencing the payment of INSS contributions, in accordance with applicable legislation.

Recently issued accounting pronouncements

The Financial Accounting Standards Board (“FASB”) has recently issued the following Statements of Financial Accounting Standards (“SFAS”):

•	In August 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations (“SFAS 143”); and

SFAS No. 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred and a corresponding increase in the carrying amount of the related long-lived asset. Subsequently, the asset retirement cost should be allocated to expense using a systematic and rational method. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. We estimate that the preliminary impact of the adoption of SFAS Nº 143 will result in a after tax income of approximately U.S.$700 million.

•	In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections. This statement addresses how to report gains or losses resulting from the early extinguishment of debt. Under current accounting rules, any gains or losses are reported on early extinguishment of debt as extraordinary items. If SFAS No. 145 is adopted, a company would be required to evaluate whether the debt extinguishment is truly extraordinary in nature. If the debt is routinely extinguished early, the gain or loss would be included in income from continuing operations. This statement would be effective for 2003 year-end reporting.

•	In July 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. This statement requires recognition of costs associated with exit or disposal activities when they are incurred rather than when an exit or disposal plan occurs. Examples of costs covered by this guidance include lease termination costs, employee severance costs that are associated with a restructuring discontinued operations, plant closings or other exit or disposal activities. The provisions of this statement are effective for fiscal years beginning after December 31, 2002 and will impact any exit or disposal activities initiated after January 1, 2003.

We are beginning to assess the impact of SFAS No. 145 and No. 146 and therefore, at this time cannot reasonably estimate the effect of these statements on our financial condition, result of operations and cash flows.

Liquidity and Capital Resources

Capital expenditures

Total consolidated capital expenditures were U.S.$4,911 million in 2002, U.S.$4,254 million in 2001 and U.S.$3,583 million in 2000, reflecting increases of 15.4% in 2002 as compared to 2001 and of 18.7% in 2001 as compared to 2000. This increase in capital expenditures in 2002 was primarily a result of increased expenditures on our exploration and production activities and improvements in our refinery facilities. Of the capital expenditures incurred during the year ended December 31, 2002, U.S.$3,156 million (64%) were directed to domestic exploration and production activities, which includes our exploration and production segment and our project financings.

The following table sets forth our consolidated capital expenditures (including project financings) for each of our business segments for the years ended December 31, 2002, 2001 and 2000:

	For the Year Ended December 31,
	2002	2001	2000
	(in millions of U.S. dollars)
Exploration and Production	$3,156	$2,866	$2,581
Supply	945	642	569
Distribution	139	86	68
Gas and Energy	268	192	50
International	241	326	245
Corporate	162	142	70

Total	$4,911	$4,254	$3,583

Our capital expenditures in the years ended December 31, 2002, 2001 and 2000 were primarily directed towards increasing our production capabilities in the Campos Basin, modernizing our refineries, expanding our pipeline transportation and distribution systems and investing in energy and gas related activities, such as thermoelectric power plants.

Our capital expenditure budget for 2003 provided in our Annual Business Plan for 2003, including project finance, is U.S.$7,146 million. We expect that our capital expenditure budget will be allocated among the segments of our business as follows: (i) Exploration and Production: U.S.$2,876 million; (ii) Supply: U.S.$1,549 million; (iii) Gas and Energy: U.S.$1,055 million; (iv) International: U.S.$1,282 million; (v) Distribution: U.S.$280 million; and Corporate U.S.$104 million.

Financing

Short-Term Debt

We fund our investments and working capital with internally generated funds, short-term debt, long-term debt, project financings, sale and lease back agreements and bonds issued in the capital markets. Our outstanding short-term debt serves mainly to support our imports of crude oil and oil products, and is provided almost completely by international banks and under our commercial paper program. During the last three years, we have succeeded in reducing short-term debt to U.S.$671 million as of

December 31, 2002, as compared to U.S.$1,101 million as of December 31, 2001 and U.S.$3,128 million as of December 31, 2000. Our short-term debt is denominated principally in U.S. dollars.

Long-Term Debt

Our total outstanding consolidated long-term debt consists primarily of issuance of notes in the capital markets and amounts outstanding under facilities guaranteed by export credit agencies and multilateral agencies, as well as financing from the Banco Nacional de Desenvolvimento Econômico e Social (the National Bank for Economic and Social Development, or BNDES). Outstanding long-term debt, plus the current portion of our long-term debt, totaled U.S.$7,714 million as of December 31, 2002, as compared to U.S.$6,848 million as of December 31, 2001. Included in these figures as of December 31, 2002 are the following international debt issues:

Notes	Principal Amount
4.10% Notes due 2003(1)	¥30,000 million
9.00% Notes due 2004(2)	EUR 91 million
10.00% Notes due 2006	U.S.$250 million
Step Down Notes due 2007(2)	EUR 134 million
9.125% Notes due 2007(3)	U.S.$500 million
9.875% Notes due 2008(3)	U.S.$450 million
6.750% Senior Trust Certificates due 2010(4)	U.S.$95 million
Floating Rate Senior Trust Certificates due 2010(4)	U.S.$55 million
9.750% Notes due 2011(3)	U.S.$600 million
6.600% Senior Trust Certificates due 2011(4)	U.S.$300 million
Floating Rate Senior Trust Certificates due 2013(4)	U.S.$300 million
4.750% Senior Exchangeable Notes due 2007(5)	U.S.$338 million

(1)	Japanese yen; U.S.$1.00 = ¥118.87 at December 31, 2002.
(2)	Euro; U.S.$1.00 = EUR 1.0475 at December 31, 2002.
(3)	Issued by PIFCo to finance oil trading activities, with support from us through a standby purchase agreement.
(4)	Represents an asset securitization by Petrobras Finance Limited.
(5)	Issued by PIFCo in connection with our acquisition of Perez Companc.

If we had consolidated the financial statements of Perez Companc S.A. and Petrolera Perez Companc in our consolidated financial statements as of December 31, 2002, our total consolidated debt would have increased by U.S.$2,455 (18.6%).

Project Finance and Off-Balance Sheet Arrangements

Project Finance

Since 1997, we have utilized project financings to provide capital for our continued financing of our large exploration and production and related projects. Our arrangements with respect to these projects are accounted for as capital leases. Under the contracts, we are responsible for completing the development of the oil and gas fields, operating the fields, paying all operating expenses relating to the projects and remitting a portion of the net proceeds generated from the fields to fund the special purpose companies’ debt and return on equity payments. At the end of each financing project, we have the option to purchase the leased or transferred assets from the special purpose company.

2

We continue to reflect the assets related to the projects on our balance sheets as a component of property, plant and equipment and the related debt obligations are on-balance sheet and accounted for under the line item Project Financings.

Many of our capital expenditures for 2002, 2001 and 2000 were made in connection with exploration and development projects in the Campos Basin, a number of which are being financed through project financings. Below are our material project finance expenditures by project for the years ended December 31, 2002 and December 31, 2001, as well as amounts representing future commitments under our contract obligations:

	For the Year Ended December 31,
	2002	2002	2001	2000
Field	Future Commitments	Capital Expenditures	Capital Expenditures	Capital Expenditures
	U.S.$ in millions
Albacora	$25	$45	$64	$113
Cabiúnas	298	26	45	83
Espadarte/Voador/Marimbá	11	103	158	224
Pargo / Carapeba / Garoupa Cherne – PCGC	—	49	—	—
Nova Marlim	—	106	—	—
Marlim	—	2	239	316
Barracuda/Caratinga	1,084	—	—	—
Others	—	—	80	79

Total	$1,148	$331	$586	$815

Of the projected amount of expenditures for project financings in 2003, we expect that approximately U.S.$93 million will be used by our Exploration and Production segment and U.S.$644 million by our Gas and Energy segment.

Off Balance Sheet Arrangements

As of December 31, 2002, we did not have any material off-balance sheet arrangements.

Total Indebtedness

Our total debt (including short-term debt, long-term debt, project finance and sale and leaseback, including current portions) increased to U.S.$14,680 million as of December 31, 2002, from U.S.$14,010 as of December 31, 2001. During that same period, our short-term debt (including current portions of long-term debt obligations) declined from U.S.$3,019 million as of December 31, 2001 to U.S.$1,986 million as of December 31, 2002.

Net cash provided by operating activities was U.S.$7,714 million for the year ended December 31, 2002, as compared to U.S.$8,743 million for the year ended December 31, 2001. This increase was due primarily to a 7.9% decrease in net operating revenues.

Net cash used in financing activities amounted to U.S.$2,047 million for the year ended December 31, 2002, as compared to U.S.$1,754 million for the year ended December 31, 2001. This increase was due primarily to an increase in payments related to project financings, which was partially offset by a reduction in dividends paid and net issuances and repayments of short-term debt.

3

The total amount of long-term debt that we are allowed to incur is controlled by the Brazilian government through the annual budget approval process and on a case by case basis. The level of our new long-term borrowing is also subject to an annual maximum amount, exclusive of certain permitted commercial obligations, based on stockholders’ equity, debt service expense and other factors as of the prior year and subject to certain ongoing quarterly adjustments. For 2003, the maximum level has been set at U.S.$932 million. The maximum level was set at U.S.$824 million for 2002, U.S.$1,211 million for 2001 and U.S.$1,072 million for 2000. Medium and long-term borrowings included in our annual budget also require the prior approval of the National Treasury, and registration with the Central Bank for foreign debt to the extent that such debt is converted into Reais, unless such issuances are not conducted through our international subsidiaries. In addition, all issuances of medium and long-term notes and debentures require the approval of our board of directors. Borrowings that exceed the approved budget amount for any year also require approval from the Brazilian Senate.

Financing Strategy

Our financing strategy is to pursue a wider and more sophisticated range of medium and long-term financial instruments aimed at increasing the average life of our debt portfolio and reducing the cost of capital and to consider a range of financing options, including supplier financing, project financing, bank financing, securitizations and the issuances of debt and equity securities.

Contractual obligations

In the table below we set forth our outstanding contractual obligations as of December 31, 2002, consisting of long-term debt including financial leases and operating leases, and the period in which the contractual obligations come due.

	Payments Due
	Total	2003	2004	2005	2006	2007 and thereafter
	(millions of U.S. Dollars)
Contractual obligations as of December 31, 2002:
Long-term debt including financial leases	14,009	1,315	1,631	1,690	1,900	7,473

We have certain operating leases related to computers and other equipment, but the total value of such leases is not material.

4

PETRÓLEO BRASILEIRO

S.A. - PETROBRAS and Subsidiaries

Consolidated Financial Statements

at December 31, 2002 and 2001

and Report of Independent Accountants

Report of Independent Accountants

To the Board of Directors and Stockholders

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of cash flows and of stockholders’ equity, present fairly, in all material respects, the financial position of PETRÓLEO BRASILEIRO S.A. - PETROBRAS and its subsidiaries at December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Notes 2(j) and 10, PETROBRAS has been subject to significant Brazilian Federal Government regulation and new regulations were implemented in July 1998 that significantly changed the regulation of the Brazilian oil and gas market.

PricewaterhouseCoopers

Auditores Independentes

Rio de Janeiro, Brazil

February 13, 2003.

COPY OF THE ORIGINAL

PETRÓLEO BRASILEIRO S.A. -

PETROBRAS and Subsidiaries

Consolidated Balance Sheets

(Expressed in Millions of United States Dollars

	As of December 31
	2002	2001
Assets
Current assets
Cash and cash equivalents	3,301	7,360
Accounts receivable, net	2,267	2,759
Inventories	2,540	2,399
Deferred income tax	135	149
Recoverable taxes	672	664
Advances to suppliers	794	483
Other current assets	488	512

	10,197	14,326

Property, plant and equipment, net	18,224	19,179

Investments in non-consolidated companies and other investments	334	499

Other assets
Accounts receivable, net	188	212
Advances to suppliers	450	403
Petroleum and Alcohol Account - Receivable from
Federal Government	182	81
Government securities	176	665
Marketable securities	208	212
Unrecognized pension obligation	61	187
Restricted deposits for legal proceedings and guarantees	290	337
Receivables from non-consolidated companies	181	264
Recoverable taxes	128	164
Investment in Perez Companc S.A. (Note 16 (c))	1,077
Other assets	322	335

	3,263	2,860

Total assets	32,018	36,864

PETRÓLEO BRASILEIRO S.A. -

PETROBRAS and Subsidiaries

Consolidated Balance Sheets

Expressed in Millions of United States Dollars, except number of shares	(continued	)

	As of December 31
	2002	2001
Liabilities and stockholders’ equity
Current liabilities
Trade accounts payable	1,702	1,783
Income taxes	119	1,695
Taxes payable, other than income tax	1,682	450
Short-term debt	671	1,101
Current portion of long-term debt	727	940
Current portion of project financings	239	680
Capital lease obligations	349	298
Employee postretirement benefits	89	117
Payroll and related charges	283	333
Dividends payable	307	93
Accrued interest	120	104
Other payables and accruals	657	450

	6,945	8,044

Long-term liabilities
Employees postretirement benefits	2,423	3,380
Project financings	3,800	3,153
Long-term debt	6,987	5,908
Capital lease obligations	1,907	1,930
Deferred income taxes	123	717
Contingencies	368	100
Other liabilities	300	306

	15,908	15,494

Minority interest	(136)	79

Commitments and contingencies (Note 18)
Stockholders’ equity
Shares authorized and issued (Note 15(ii))
Preferred stock - 2002 and 2001 - 451,935,669 shares	2,459	1,882
Common stock - 2002 and 2001 - 634,168,418 shares	3,761	2,952
Capital reserve	89	128
Accumulated other comprehensive income
Cumulative translation adjustments	(17,306)	(11,854)
Amounts not recognized as net periodic pension cost	(1,361)	(1,867)
Unrealized gains (losses) on available-for-sale securities	(11)	13
Retained earnings
Appropriated	5,585	6,869
Unappropriated	16,085	15,124

	9,301	13,247

Total liabilities and stockholders’ equity	32,018	36,864

The accompanying notes are integral part of these consolidated financial statements.

PETRÓLEO BRASILEIRO S.A. -

PETROBRAS and Subsidiaries

Consolidated Statements of Income

Expressed in millions of United States dollars, except number of shares and per-share amounts

	Years ended December 31
	2002	2001	2000
Sales of products and services	32,987	34,145	35,496
Less:
Value-added and other taxes on sales and services	(5,241)	(8,627)	(8,829)
Contribution for the Intervention in an Economic Domain – CIDE (note 10 (a))	(5,134)
Specific parcel price - PPE (Note 2(j))		(969)	288

Net operating revenues	22,612	24,549	26,955

Cost of sales (net of impact of government regulation of
US$ (68) and US$ 19 in 2001 and 2000, respectively (Note 2(j)))	11,506	12,807	13,449
Depreciation, depletion and amortization	1,930	1,729	2,022
Exploration, including exploratory dry holes	435	404	440
Impairment of oil and gas properties	75	145	37
Selling, general and administrative expenses (net of impact of government regulation of US$ (45) and US$ (81) In 2001 and 2000, respectively (Note 2(j)))	1,741	1,751	1,450
Research and development expenses	147	132	152

Total costs and expenses	15,834	16,968	17,550

PETRÓLEO BRASILEIRO S.A. -

PETROBRAS and Subsidiaries

Consolidated Statements of Income Expressed in millions of United States dollars, except number of shares and per-share amounts	(continued	)

	Years ended December 31
	2002	2001	2000
Equity in results of non-consolidated companies	(178)	(8)	26
Financial income (including financial income on the Petroleum and Alcohol Account of Financial income (including financial income on the Petroleum and Alcohol Account of US$ 2, US$ 16 and US$ 35 in 2002, 2001 and 2000 respectively (Note 2 (j)))	1,142	1,375	1,113
Financial expense	(774)	(808)	(909)
Monetary and exchange variation on monetary assets and liabilities, net	(2,068)	(915)	(575)
Employee benefit expense	(451)	(594)	(370)
Other taxes	(360)	(295)	(245)
Loss on government securities (Note 5)		(1,099)	(192)
Other expenses, net	(857)	(445)	(450)

	(3,546)	(2,789)	(1,602)

Income before income taxes and minority interest	3,232	4,792	7,803

Income tax expense
Current	(1,269)	(1,196)	(1,574)
Deferred	116	(193)	(949)

	(1,153)	(1,389)	(2,523)

Minority interests in net losses of consolidated subsidiaries	232	88	62

Net income for the year	2,311	3,491	5,342

Net income applicable to each class of shares
Common/ADS	1,349	2,038	3,119
Preferred/ADS	962	1,453	2,223

	2,311	3,491	5,342

Basic and diluted earnings per share (Note 15 (ii))
Common/ADS and Preferred/ADS	2.13	3.21	4.92
Weighted average number of shares outstanding (Note 15 (ii)) (ii))
Common/ADS	634,168,418	634,168,418	634,168,418
Preferred/ADS	451,935,669	451,935,669	451,935,669

The accompanying notes are an integral part of these consolidated financial statements.

PETRÓLEO BRASILEIRO S.A. -

PETROBRAS and Subsidiaries

Consolidated Balance Sheets

(Expressed in Millions of United States Dollars

	Years ended December 31
	2002	2001	2000
Cash flows from operating activities
Net income for the year	2,311	3,491	5,342
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation, depletion and amortization	1,951	1,731	2,043
Dry hole costs	198	194	277
Loss on property, plant and equipment	99	811	7
Loss on government securities		1,099	192
Deferred income taxes	(116)	193	949
Equity in results of non-consolidated companies	178	8	(26)
Impairment of oil and gas properties	75	145	37
Provision for uncollectible accounts	56	421	33
Minority interest in losses of consolidated subsidiaries	(232)	(88)	(62)
Foreign exchange and monetary loss	2,714	807	432
Gain on exchange of businesses with Repsol-YPF		(500)
Others	2	(93)
Decrease (increase) in assets
Accounts receivable, net	(541)	(102)	(1,067)
Petroleum and Alcohol Account	(157)	1,173	(286)
Interest receivable on government securities	(10)	(243)	(280)
Inventories	(1,139)	232	(1,048)
Advances to suppliers	(797)	(240)	(212)
Prepaid expenses	(31)	(206)	(39)
Recoverable taxes	(190)	(422)	(149
Others	(266)	(47)	(43)
Increase (decrease) in liabilities
Trade accounts payable	669	(64)	865
Payroll and related charges	95	84	(10)
Taxes payable, other than income taxes	441	212	542
Employee post-retirement benefits, net of
unrecognized pension obligation	177	(61)	253
Hedge activities	68	123	24
Accrued interest	158	58	(13)
Contingencies	365	37	(23)
Other liabilities	209	(10)	(24)

Net cash provided by operating activities	6,287	8,743	7,714

PETRÓLEO BRASILEIRO S.A. -

PETROBRAS and Subsidiaries

Consolidated Statements of Cash Flows

Expressed in Millions of United States Dollars	(continued)

	Years ended December 31
	2002	2001	2000
Cash flows from investing activities
Additions to property, plant and equipment	(4,911)	(4,254)	(3,583)
Investment in Perez Companc S.A.	(1,073)
Investments in thermoelectric plants	(447)	(15)	(21)
Investment in non-consolidated companies	(153)	(207)	(53)
Dividends received from non-consolidated companies	11	24	8
Restricted deposits for legal proceedings	(84)	(140)	(95)
Other	1	—	93

Net cash used in investing activities	(6,656)	(4,592)	(3,651)

Cash flows from financing activities
Short-term debt, net issuances and repayments	(367)	(1,648)	(962)
Proceeds from issuance of long-term debt	1,937	2,347	1,535
Principal payments on long-term debt	(1,173)	(1,023)	(1,325)
Project financings	(746)	760	608
Payment of lease obligations	(247)	(465)	(154)
Dividends paid to stockholders	(999)	(1,702)	(512)
Dividends paid to minority interests	(19)	(23)	—

Net cash used in financing activities	(1,614)	(1,754)	(810)

Increase (decrease) in cash and cash equivalents	(1,983)	2,397	3,253
Effect of exchange rate changes on cash and cash equivalents	(2,076)	(863)	(442)
Cash and cash equivalents at beginning of year	7,360	5,826	3,015

Cash and cash equivalents at end of year	3,301	7,360	5,826

The accompanying notes are an integral part of these consolidated financial statements.

PETRÓLEO BRASILEIRO S.A. -

PETROBRAS and Subsidiaries

Consolidated Statements of Cash Flows

Expressed in Millions of United States Dollars	(continued)

	Years ended December 31
	2002	2001	2000
Cash paid during the period for
Interest	200	393	622
Income taxes	812	951	1,473
Withholding income tax on financial investments	120	178	116

Non-cash investing and financing transactions during the period
Capital lease obligations	144	406	293
Project finance expenditures funded by special purpose companies	946	1,121	1,026
Net assets acquired in purchased business combination with Repsol - YPF		424
Transfer of Government securities to PETROS	313	2,140	216

The accompanying notes are an integral part of these consolidated finaical statements.

PETRÓLEO BRASILEIRO S.A. -

PETROBRAS and Subsidiaries

Consolidated Statements of Changes in Stockholders’ Equity

Expressed in Millions of United States Dollars, Except number of shares and per-share amounts

	Years ended December 31
	2002	2001	2000
Preferred stock
Balance January 1	1,882	1,882	1,882
Capital increase with undistributed earnings reserve	577

Balance December 31	2,459	1,882	1,882

Common stock
Balance January 1	2,952	2,952	2,952
Capital increase with undistributed earnings reserve	809

Balance December 31	3,761	2,952	2,952

Capital reserves
Balance January 1	128	37	33
Transfer from (to) unappropriated retained earnings	(39)	91	4

Balance December 31	89	128	37

Accumulated other comprehensive income
Cumulative translation adjustments
Balance January 1	(11,854)	(9,159)	(7,980)
Change in the period	(5,452)	(2,695)	(1,179)

Balance December 31	(17,306)	(11,854)	(9,159)

Amounts not recognized as net periodic pension cost
Balance January 1	(1,867)	(1,516)	(1,704)
Decrease (increase) in additional minimum Liability	724	(524)	281
Tax effect on above	(218)	173	(93)

Balance December 31	(1,361)	(1,867)	(1,516)

PETRÓLEO BRASILEIRO S.A. -

PETROBRAS and Subsidiaries

Consolidated Statements of Changes in Stockholders’ Equity

Expressed in Millions of United States Dollars, Except number of shares and per-share amounts

(continued)

	Years ended December 31
	2002	2001	2000
Unrealized gains (losses) on available-for-sale securities
Balance January 1	13	65	(79)
Unrealized gains (losses)	(36)	(77)	39
Realization of previously unrecognized losses on ELET/SIBR investments (Note 5(a))			175
Tax effect on above	12	25	(70)

Balance December 31	(11)	13	65

Appropriated retained earnings
Legal reserve
Balance at January 1	768	648	424
Transfer from (to) unappropriated retained earnings	(125)	120	224

Balance at December 31	643	768	648

Unrealized income reserve
Balance at January 1		1,471	1,630
Transfer to unappropriated retained earnings		(1,471)	(159)

Balance at December 31			1,471

Undistributed earnings reserve
Balance at January 1	5,886	3,648	39
Capital increase	(1,386)
Transfer from (to) unappropriated retained earnings	278	2,238	3,609

Balance at December 31	4,778	5,886	3,648

Statutory reserve
Balance at January 1	215	221	206
Transfer from (to) unappropriated retained earnings	(51)	(6)	15

Balance at December 31	164	215	221

Total appropriated retained earnings	5,585	6,869	5,988

PETRÓLEO BRASILEIRO S.A. -

PETROBRAS and Subsidiaries

Consolidated Statements of Changes in Stockholders’ Equity

Expressed in Millions of United States Dollars, Except number of shares and per-share amounts

(continued)

	Years ended December 31
	2002	2001	2000
Unappropriated retained earnings
Balance at January 1	15,124	14,456	13,319
Net income for the year	2,311	3,491	5,342
Cash dividends (per share: 2002 – US$ 1.19, 2001 – US$ 1.62 and 2000 – US$ .45 to common and preferred shares)	(1,287)	(1,851)	(512)
Appropriation (to) from reserves	(63)	(972)	(3,693)

Balance at December 31	16,085	15,124	14,456

Total stockholders’ equity	9,301	13,247	14,705

Comprehensive income is comprised as follows:
Net income for the year	2,311	3,491	5,342
Translation adjustments for the year	(5,452)	(2,695)	(1,179)
Amounts not recognized as net periodic pension cost	506	(351)	188
Unrealized gains (losses) on available-for-sale securities	(24)	(52)	27

Total comprehensive income (loss)	(2,659)	393	4,378

The accompanying notes are an integral part of these consolidated financial statements.

PETRÓLEO BRASILEIRO S.A. -

PETROBRAS and Subsidiaries

Notes to the Consolidated Financial Statements

(Expressed in millions of United States dollars,

unless otherwise stated)

1	The Company and its Operations

Petróleo Brasileiro S.A. - PETROBRAS is Brazil’s national oil company and, directly or through its subsidiaries (collectively, “PETROBRAS” or the “Company”), is engaged in the research, mining, refining, processing, trade and transport of oil from wells, shale and other rocks, its oil products, natural gas and other fluid hydrocarbons, in addition to other energy related activities; it may promote the research, development, production, transport, distribution and marketing of all forms of energy, as well as other related or similar activities.

PETROBRAS was incorporated under Law No. 2004 on October 3, 1953. Until November 1995, PETROBRAS was the exclusive agent of the Brazilian Federal Government (the “Federal Government”) for purposes of exploiting the Federal Government’s constitutional and statutory control over activities involving exploration, production, refining, distribution, import, export, marketing and transportation of hydrocarbons and oil products in Brazil and its continental waters. When adopted in 1953, the relevant provisions of the Brazilian constitution and statutory law gave the Federal Government a monopoly in these areas subject only to the right of companies then engaged in oil refining and the distribution of oil and oil products to continue those activities in Brazil. Therefore, except for limited competition from those companies in their grandfathered activities, PETROBRAS had a monopoly over its businesses for approximately 42 years. As a result of a change in the Brazilian constitution in November 1995, and the subsequent and ongoing implementation of that change, PETROBRAS has ceased to be the Federal Government’s exclusive agent in Brazil’s hydrocarbons sector and has been operating in an environment of gradual deregulation and increasing competition.

In accordance with Law 9478 (“Petroleum Law”) and Law 9990, dated August 6, 1997 and July 21, 2000, respectively, the fuel market in Brazil was totally liberalized beginning January 1, 2002 permitting other companies to produce and sell on the domestic market, and also to import and export oil products.

2	Summary of Significant Accounting Policies

In preparing these consolidated financial statements, the Company has followed accounting policies that are in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The preparation of these financial statements requires the use of estimates and assumptions that affect the assets, liabilities, revenues and expenses reported in the financial statements, as well as amounts included in the notes thereto.

Estimates adopted by management include: oil and gas reserves, pension and health care liabilities, environmental obligations, depreciation, depletion and amortization, abandonment costs, contingencies and income taxes. While the Company uses its best estimates and judgments, actual results could differ from those estimates as future confirming events occur.

PETRÓLEO BRASILEIRO S.A. -

PETROBRAS and Subsidiaries

Notes to the Consolidated Financial Statements

(Expressed in millions of United States dollars,

unless otherwise stated)

(a)	Basis of presentation

The consolidated financial statements have been prepared in accordance with U.S. GAAP, which differ in significant respects from the Brazilian accounting principles applied by PETROBRAS in its statutory financial statements prepared in accordance with the Brazilian Corporate Law and the regulations promulgated by the Brazilian Securities Commission - CVM.

The U.S. dollar amounts for the periods presented have been remeasured or translated from the Brazilian Reais amounts in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 52 - Foreign Currency Translation (“SFAS 52”) as applicable to entities operating in non-hyperinflationary economies.

Prior to 1998, Brazil was considered to have a highly inflationary economy, defined under SFAS 52 as an economy in which the cumulative inflation rate is approximately 100% or more over a three-year period. During the last quarter of 1997, the Brazilian economy ceased to be highly inflationary. Accordingly, on January 1, 1998 the Company changed its functional currency from the reporting currency (“U.S. dollar”) to the local currency (Brazilian real) and translated or remeasured the U.S. dollar amounts of monetary and non-monetary assets and liabilities into reais at the current exchange rate, and those amounts became the new accounting bases for such assets and liabilities.

The Company has translated all assets and liabilities into U.S. dollars at the current exchange rate (R$ 3.5333 and R$ 2.3204 to US$ 1.00 at December 31, 2002 and 2001, respectively), and all accounts in the statements of income and cash flows (including amounts relative to local currency indexation and exchange variances on assets and liabilities denominated in foreign currency) at the average rates prevailing during the year. The net translation loss in the amount of US$ 5,452 in 2002 (2001 - US$ 2,695 and 2000 - US$ 1,179) resulting from this remeasurement process was excluded from income and presented as a cumulative translation adjustment (“CTA”) within Other Comprehensive Income in the statement of stockholders’ equity.

PETRÓLEO BRASILEIRO S.A. -

PETROBRAS and Subsidiaries

Notes to the Consolidated Financial Statements

(Expressed in millions of United States dollars,

unless otherwise stated)

(b)	Basis of consolidation

The consolidated financial statements include the accounts of the Company and all majority-owned subsidiaries in which the Company directly or indirectly has either a majority of the equity of the subsidiary or otherwise has management control. Intercompany accounts and transactions are eliminated.

The following majority-owned subsidiaries are consolidated:

Subsidiary companies	Activity
Petrobras Química S.A. – PETROQUISA	Petrochemical
Petrobras Distribuidora S.A.7 – BR	Distribution
BRASPETRO Oil Services company – BRASOIL (1)	International operations
BRASPETRO Oil Company – BOC (1)	International operations
PIB – Petrobras Internacional – BRASPETRO B.V. (1)	International operations
Petrobras Energia S.A.(2)	Energy
Petrobras Negócios Eletrônicos S.A. (2) (3)	Corporate
Petrobras Gás S.A. – GASPETRO	Gas transportation
Petrobras International Finance Company – PIFCO	Marketing
Petrobras Transporte S.A. – TRANSPETRO	Transportation
Downstream Participações S.A.	Refining and distribution

(1)	Subsidiaries are carrying on activities previously performed by Braspetro, a subsidiary that merged into Petrobras during 2002, according to the Company’s new organization and management model. Braspetro B.V. was incorporated during 2002 as part of the restructuring process of the international segment.
(2)	Incorporated during 2002.
(3)	Company in pre-operational phase.

As described in Note 16(c), the Company’s interests in Perez Companc S.A. and Petrolera Perez Companc S.A. were not consolidated by the Company at December 31, 2002.

(c)	Cash equivalents

Cash equivalents consist of highly liquid investments that are readily convertible into cash and have an original maturity of three months or less at date of acquisition.

PETRÓLEO BRASILEIRO S.A. -

PETROBRAS and Subsidiaries

Notes to the Consolidated Financial Statements

(Expressed in millions of United States dollars,

unless otherwise stated)

(d)	Accounts receivable

Accounts receivable is stated at estimated realizable values. An allowance for doubtful accounts is provided in an amount considered by management to be sufficient to meet probable future losses related to uncollectible accounts.

(e)	Inventories

Inventories are stated as follows:

•	Raw materials comprise principally crude oil inventories, which are stated at the lower of average cost or market value.

•	Oil products and fuel alcohol are stated, respectively, at average refining and purchase cost, adjusted when applicable to their realizable value.

•	Materials and supplies are stated at average cost, not exceeding replacement value and imports in transit are stated at identified cost.

(f)	Investments in non-consolidated companies

The Company uses the equity method of accounting for all long-term investments for which it owns between 20% and 49% of the investee’s outstanding voting stock or has the ability to exercise significant influence over operating and financial policies of the investee. The equity method requires periodic adjustments to the investment account to recognize the Company’s proportionate share in the investee’s results, reduced by receipt of investee’s dividends.

(g)	Government and marketable securities

Until December 28, 2001, the Company held National Treasury Bonds “Series P” (NTN-P) as held-to-maturity securities. On that date, the Company exchanged its NTN-P securities for National Treasury Bonds “Series B” (NTN-B) issued by the Federal Government which are accounted for as available-for-sale securities in accordance with SFAS No. 115 – Accounting for Certain Investments in Debt and Equity Securities (“SFAS 115”). The Company has maintained securities received in connection with the securitization of receivables as held-to-maturity.

PETRÓLEO BRASILEIRO S.A. -

PETROBRAS and Subsidiaries

Notes to the Consolidated Financial Statements

(Expressed in millions of United States dollars,

unless otherwise stated)

(h)	Property, plant and equipment

(i)	Costs incurred in oil and gas producing activities

The successful efforts method of accounting is used for oil and gas exploration, development and production activities.

Property acquisition costs

Costs of acquiring developed or undeveloped leaseholds including lease bonus, brokerage, and other fees are capitalized. The costs of undeveloped properties that become productive are transferred to a producing property account.

Exploratory costs

Exploratory wells that find oil and gas in an area requiring a major capital expenditure before production could begin are evaluated annually to assure that commercial quantities of reserves have been found or that additional exploration work is underway or planned. Exploratory costs that meet either of these tests are capitalized. Exploratory well costs not meeting either of these tests are charged to expense. All other exploratory costs (including geological and geophysical costs) are expensed as incurred.

Development costs

Costs of development wells including dry holes, platforms, well equipment and attendant production facilities are capitalized.

Production costs

Costs incurred with producing wells are expensed as incurred.

PETRÓLEO BRASILEIRO S.A. -

PETROBRAS and Subsidiaries

Notes to the Consolidated Financial Statements

(Expressed in millions of United States dollars,

unless otherwise stated)

Abandonment costs

Through December 31, 2002, the Company recorded abandonment costs in accordance with SFAS No. 19 – Financial Accounting and Reporting by Oil and Gas Production Companies (“SFAS 19”). Under SFAS 19, the estimated costs of dismantlement and removal of oil and gas related facilities are accrued over the properties’ production lives using the unit-of-production method and recognized as accumulated depreciation, depletion and amortization as the expense is recorded. The Company’s abandonment liability was US$ 1,166 and US$ 1,369 at December 31, 2002 and 2001, respectively. At December 31, 2002 and 2001, the total anticipated costs of abandonment were US$ 1,865 and US$ 2,277, respectively. Effective January 1, 2003, the Company will adopt SFAS 143 for abandonment costs (see Note 2(s)).

PETRÓLEO BRASILEIRO S.A. -

PETROBRAS and Subsidiaries

Notes to the Consolidated Financial Statements

(Expressed in millions of United States dollars,

unless otherwise stated)

(ii)	Depreciation, depletion and amortization

Depreciation, depletion and amortization of leasehold costs of producing properties are recorded using the unit-of-production method by individual fields as the proved reserves are produced. Leased production platforms are depreciated on a straight-line basis over the estimated useful lives of the platforms. Depreciation, depletion and amortization of all other capitalized costs (both tangible and intangible) of proved oil and gas producing properties are recorded using the unit-of-production method by individual fields as the proved developed reserves are produced. Estimated dismantlement, restoration and abandonment costs and estimated salvage values are taken into account in determining amortization and depreciation provisions.

Other plant and equipment are depreciated on a straight-line basis over the following estimated useful lives:

Building and improvements	25 years
Equipment and other assets	3-25 years
Platforms	10-25 years
Pipelines	30 years

(iii)	Impairment

In accordance with SFAS No. 144—Impairment of Long-Lived Assets, management reviews long-lived assets, primarily property, plant and equipment to be used in the business and capitalized costs relating to oil and gas activities, whenever events or changes in circumstances indicate that the carrying value of an asset or group of assets may not be recoverable on the bases of undiscounted future cash flows. The reviews are carried out at the lowest level of assets to which the Company is able to attribute identifiable future cash flows. The net book value of the underlying assets is adjusted to their fair value using a discounted future cash flows model, if the sum of the expected undiscounted future cash flows is less than the book value.

(iv)	Maintenance and repairs

The actual costs of major maintenance, including turnarounds at refineries and vessels, as well as other expenditures for maintenance and repairs, are expensed as incurred.

PETRÓLEO BRASILEIRO S.A. -

PETROBRAS and Subsidiaries

Notes to the Consolidated Financial Statements

(Expressed in millions of United States dollars,

unless otherwise stated)

(v)	Capitalized interest

Interest is capitalized on specific projects when construction takes considerable time and involves major expenditures. Capitalized interest is allocated to property, plant and equipment and amortized over the estimated useful lives of the related assets.

(h)	Revenues, costs and expenses

Revenues from sales of crude oil and oil products, petrochemical products and others are recognized on an accrual basis when title has transferred to the customer. Revenues from sales of natural gas are accounted for when the natural gas is transferred to the customer. Differences between these sales and the Company’s share of production are routinely adjusted. These differences are not significant. Costs and expenses are accounted for on an accrual basis.

(i)	Accounting for the effect of Federal Government regulation

The Brazilian oil and gas industry has been subject to extensive regulation by the Federal Government. PETROBRAS has been used by the Federal Government to implement these various regulations. Since 1996, the Federal Government has introduced several measures to deregulate the oil and gas industry in Brazil, including the enactment of the Petroleum Law in 1997. One of the consequences of the Oil Law was the implementation of new regulations on July 29, 1998 that significantly changed the Federal Government’s regulation of the Brazilian oil and gas market. As a result, the financial statements may not be comparable to those of other oil and gas companies.

As provided in the Petroleum Law, the fuel market in Brazil was totally liberalized as of January 1, 2002 permitting other companies to produce and sell on the domestic market and, also, import and export oil products. Additionally, as of January 1, 2002, PETROBRAS is no longer required to charge the prices established by the Federal Government on the sale of oil products, and the realization price is no longer established by a formula adjusted to the international market. Therefore the PPE is no longer collected (see Net operating revenues below).

Considering the liberation of the market and current legislation, as from January 1, 2002, the Petroleum and Alcohol Account will no longer be used to reimburse expenses related to the supply of oil products and fuel alcohol to PETROBRAS and third parties. The movements in the account during 2002 relate only to i) payments and adjustments mandated by the Agência Nacional do Petroleo-ANP (“ANP”) with no impact on the income statement and ii) adjustments resulting from the audit of the account by the ANP.

PETRÓLEO BRASILEIRO S.A. -

PETROBRAS and Subsidiaries

Notes to the Consolidated Financial Statements

(Expressed in millions of United States dollars,

unless otherwise stated)

The impact of Federal Government regulation on the Company’s balance sheet and operating structure has been recorded in the Petroleum and Alcohol Account as of, and for the years ended, December 31, 2002, 2001 and 2000 (see Note 10). The impact of this regulation is recorded in the income statement to correspond with underlying transactions when compliance with applicable law has occurred and collection is reasonably assured.

The Company’s income statements for the years ended December 31, 2001 and 2000 were impacted by Federal Government regulation in the following ways:

Sales of products and services. Products were sold at prices established by the Federal Government for each type of basic oil product on the basis of political and economic conditions in Brazil.

Net operating revenues. Net operating revenues were determined using actual quantities sold and the realization price, or “PR”. The Federal Government determined the PR for each of PETROBRAS’ principal oil products through application of pricing formulas that, with a lag of approximately one month, reflected changes in the U.S. dollar/Real exchange rate and international market prices for benchmark products. The difference between the price at which PETROBRAS sold each of its oil products, net of value added and other taxes on sales, and the PR for that product was the Parcela de Preços Específica, or PPE, which has been presented as an adjustment to sales of products and services with a corresponding amount recorded in the Petroleum and Alcohol Account.

Cost of Sales. Import costs are recorded at prices actually paid by the Company. The Company purchased and sold alcohol on behalf of the Federal Government and recorded the net effect of each of these sales against the Petroleum and Alcohol Account with an offsetting adjustment to cost of sales. However, during 2001 and 2000 the amount of volumes purchased and sold in this capacity was not significant.

Selling, general and administrative expenses. The Federal Government provided reimbursements to PETROBRAS and distributors (including BR) of transportation subsidies. These amounts increased the balance of the Petroleum and Alcohol Account and reduced selling, general and administrative expenses.

PETRÓLEO BRASILEIRO S.A. -

PETROBRAS and Subsidiaries

Notes to the Consolidated Financial Statements

(Expressed in millions of United States dollars,

unless otherwise stated)

The impact on the income statement for the three years ended December 31, 2002 is summarized as follows, by income statement component:

	Years ended December 31
	2002	2001	2000
Specific parcel price – PPE (collected) advanced		(969)	288

Cost of sales (increase) decrease Commercialization of alcohol		(68)	19

Selling, general and administrative expenses (decrease) Transport of oil products		(45)	(81)

Financial income (financial income on the Petroleum and Alcohol Account)	2	16	35

The Company’s balance sheets as of December 31, 2002, 2001 and 2000 were impacted by Federal Government regulation in the following way:

Payments to third parties. PETROBRAS reimbursed distributors and alcohol producers who incurred transportation and other costs in categories specified by the Federal Government in connection with commercialization of oil products and fuel alcohol, and were entitled to claim reimbursement under existing regulations. Additionally, PETROBRAS was required to fund the administrative expenses of ANP. These payments were made after determination from the Federal Government, were recorded as an increase in the Petroleum and Alcohol Account and did not impact the income statement.

As from January 1, 2002, PETROBRAS is no longer required to charge the prices established by the Federal Government on the sale of oil products, and the realization value is no longer established by a formula parameterized to the international market. Therefore the PPE is no longer collected and a new charge has been mandated by the Federal Government. The Contribuição de Intervenção no Dominio Econômico (Contribution of Intervention in the Economic Domain Charge—CIDE) on the importation and sale of fuels was established by Law 10,336 dated December 19, 2001. The CIDE is a per-transaction payment to the Brazilian Government required to be made by producers, blenders and importers upon sales and purchases of specified oil and fuel products at a set amount for different products based on the unit of measurement typically used for such products.

(k)	Income taxes

The Company accounts for income taxes in accordance with SFAS No. 109 - Accounting for Income Taxes (“SFAS 109”), which requires an asset and liability approach to recording current and deferred taxes. The effects of differences between the tax bases of assets and liabilities and the amounts recognized in the financial statements have been treated astemporary differences for the purpose of recording deferred income taxes.

PETRÓLEO BRASILEIRO S.A. -

PETROBRAS and Subsidiaries

Notes to the Consolidated Financial Statements

(Expressed in millions of United States dollars,

unless otherwise stated)

PETROBRAS records the tax benefit of all net operating losses as a deferred tax asset and recognizes a valuation allowance for any part of this benefit which management believes that will not be recovered against future taxable income using a “more likely than not” criterion.

(l)	Employee postretirement benefits

The Company sponsors a contributory defined-benefit pension plan covering substantially all of its employees, which is accounted for by the Company in accordance with SFAS No. 87 - Employers’ Accounting for Pensions (“SFAS 87”).

In addition, the Company provides certain health care benefits for retired employees and its dependents. The cost of such benefits is recognized in accordance with SFAS No. 106 - Postretirement Benefits Other Than Pensions (“SFAS 106”).

The Company also contributes to the national pension, social security and redundancy plans at rates based on payroll, and such contributions are expensed as incurred. Further indemnities may be payable upon involuntary severance of employees but, based on current operating plans, management does not believe that any amounts payable under this plan will be significant.

(m)	Environmental and remediation costs

Environmental costs relating to current operations are expensed or capitalized, as appropriate, depending on whether such costs are expected to provide future economic benefits. Liabilities are recognized when the costs are considered probable and can be reasonably estimated. Measurement of liabilities is based on currently enacted laws and regulations, existing technology and site-specific costs.

(n)	Compensated absences

The liability for future compensation of employees for vacations is accrued as earned.

PETRÓLEO BRASILEIRO S.A. -

PETROBRAS and Subsidiaries

Notes to the Consolidated Financial Statements

(Expressed in millions of United States dollars,

unless otherwise stated)

(o)	Earnings per share

Earnings per share are computed using the two-class method, which is an earnings allocation formula that determines earnings per share for both preferred stock, a participating security, and common stock. The preferred stock is participating since the preferred shares participate in dividends and undistributed earnings with the common stock at a predetermined formula. Such formula allocates the net income, as if all of the net income for each year had been distributed, first to the preferred shares in an amount equal to the preferred shares’ priority minimum annual dividend of 3% of their stockholders equity or 5% of their paid-in capital as stated in the statutory accounting records, then to common stock in an amount equal to the preferred shares’ priority dividend on a per share basis and any remaining net income is allocated equally to the common and preferred shares.

Each American Depositary Share (ADS) for common stock represents one share of the Company’s common stock or one share of the Company’s preferred stock and, in each case, is presented together with earnings per share.

(p)	Research and development costs

Research and development costs are charged to expense when incurred.

(q)	Accounting for derivatives and hedging activities

The Company may use derivative financial instruments to hedge the risk of unfavorable price movements on crude oil purchases. Gains and losses on these hedges are deferred until the underlying hedged transaction impacts earnings and are recognized as adjustments to cost of products or sales. Cash flows associated with these derivatives are reported with the underlying hedged transaction’s cash flows. Transaction fees associated with these derivatives are expensed as incurred.

The Company may also use derivative financial instruments to hedge the risk of unfavorable exchange-rate movements affecting its foreign currency-denominated indebtedness. Gains and losses from changes in the fair value of these contracts are recognized in income currently, in the same line item as foreign exchange gains and losses arising on the Company’s outstanding debt balance.

PETRÓLEO BRASILEIRO S.A. -

PETROBRAS and Subsidiaries

Notes to the Consolidated Financial Statements

(Expressed in millions of United States dollars,

unless otherwise stated)

The Company adopted SFAS 133 on January 1, 2001 and determined that none of its derivative financial instruments that had previously been treated as hedges qualified for hedge accounting under the new standard and the net-of-tax cumulative-effect recorded on January 1, 2001 to recognize the Company’s derivative financial instruments were not significant.

Although SFAS 133 provides a significant change in the accounting guidance related to derivative instruments and hedging activities, the Company has determined that the more stringent accounting and documentation requirements under SFAS 133 do not cause any significant changes in its overall risk management strategy and in its overall hedging activities.

(r)	Recently issued accounting pronouncements

FASB has recently issued (i) SFAS No. 143 – Accounting for Asset Retirement Obligations (“SFAS 143”) in August 2001, (ii) SFAS No. 145 – Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections (“SFAS 145”) in April 2002 and (iii) SFAS No. 146 – Accounting for Costs Associated with Exit or Disposal Activities (“SFAS 146”) in July 2002.

SFAS 143 will be adopted by the Company, as required, on January 1, 2003 and its primary impact will be to change the method of accruing for upstream site restoration costs. Under SFAS 143, the discounted fair value of asset retirement obligations will be recorded as liabilities when they are incurred, which are typically at the time the related assets are installed. Amounts recorded for the related assets will be increased by the amount of these obligations. Over time the liabilities will be accreted for the change in their present value and the initial capitalized costs will be depreciated over the useful lives of the related assets.

While the Company continues to evaluate the impact of adopting SFAS 143, preliminary estimates indicate that the cumulative adjustment for the change in accounting principle will result in an increase of after-tax income of approximately US$ 700 as of January 1, 2003. This adjustment is due to the difference in the method of accruing site restoration costs under SFAS 143 compared with the method required by the SFAS 19. As mentioned, under SFAS 19 site restoration costs are accrued on a unit-of-production basis of accounting as the oil and gas is produced. The SFAS 19 method matches the accruals with the revenues generated from production and results in most of the costs being accrued in early field life, when production is at the highest level. Because SFAS 143 requires accretion of the liability as a result of the passage of time using an effective interest method, the majority of the costs will be accrued towards the end of field life, when production is at the lowest level. The cumulative income adjustment described above results from reversing the higher liability accumulated under SFAS 19 in order to adjust it to the lower discounted amount resulting from transition to SFAS 143. This amount being reversed in transition, which was previously charged to operating earnings under SFAS 19, will be charged to earnings under SFAS 143 in future years.

PETRÓLEO BRASILEIRO S.A. -

PETROBRAS and Subsidiaries

Notes to the Consolidated Financial Statements

(Expressed in millions of United States dollars,

unless otherwise stated)

SFAS 145 addresses how to report gains or losses resulting from the early extinguishment of debt. Under current accounting rules, any gains or losses are reported on early extinguishment of debt as extraordinary items. If SFAS 145 is adopted, it would require an evaluation of whether the debt extinguishment is truly extraordinary in nature. If the debt is routinely extinguished early, the gain or loss would be included in income from continuing operations. This statement will be effective for 2003 year-end reporting. The Company estimates that adoption of SFAS 145 will not have a significant impact on its financial condition, results of operations and cash flows.

SFAS 146 requires recognition of costs associated with exit or disposal activities when they are incurred rather than when an exit or disposal plan occur. Examples of costs covered by this guidance include lease termination costs, employee severance costs that are associated with a restructuring, discontinued operations, plant closings or other exit or disposal activities. The provisions of this statement are effective for fiscal years beginning after December 31, 2002 and will impact any exit or disposal activities initiated after January 1, 2003. The Company estimates that adoption of SFAS 146 will not have a significant impact on its financial condition, results of operations and cash flows.

3	Income Taxes

Income taxes in Brazil comprise federal income tax and social contribution, which is an additional federal income tax. The statutorily enacted tax rates applicable in the years presented are as follows:

	Years ended December 31 - %
	2002	2001	2000
Federal income tax rate	25	25	25
Social contribution (*)	9	9	9 to 12

Composite tax rate	34	34 to 37	34 to 37

(*)	The social contribution rate was increased to 12% for the period from May 1, 1999 to January 31, 2000 and reduced to 9% for the period from February 1, 2000 to December 31, 2002.

PETRÓLEO BRASILEIRO S.A. -

PETROBRAS and Subsidiaries

Notes to the Consolidated Financial Statements

(Expressed in millions of United States dollars,

unless otherwise stated)

During 2001, the Company recognized a benefit in the amount of US$ 111, relating to the reversal of a tax provision established in previous years in connection with the privatization of certain affiliates of PETROQUISA included in the National Privatization Program (PND) due to expiration of the statute of limitations.

Also during 2001, certain changes were introduced in the Brazilian tax legislation, including a requirement that earnings from foreign subsidiaries be included in the determination of current taxes payable in Brazil. As a result, the Company recorded a provision of US$ 100 relating to income taxes on its foreign subsidiaries undistributed taxable income generated since 1996.

The following reconciles the tax calculated based upon statutory tax rates to the income tax expense recorded in the financial statements.

	Years ended December 31
	2002	2001	2000
Income before income taxes and minority interest	3,232	4,792	7,803

Tax expense at statutory rates	(1,099)	(1,629)	(2,653)
Adjustments to derive effective tax rate:
Reversal of income tax		111
Tax benefit of interest on stockholders’ equity	241	307	315
Non-deductible postretirement health benefits	(73)	(73)	(102)
Taxes on unremitted earnings of foreign subsidiaries		(100)
Foreign income subject to different tax rates		94	51
Change in valuation allowance	(204)	(38)	(94)
Others	(18)	(61)	(40)

Income tax expense per consolidated statement of income	(1,153)	(1,389)	(2,523)

Domestic taxes	(1,098)	(1,256)	(2,496)
Foreign taxes	(55)	(133)	(27)

	(1,153)	(1,389)	(2,523)

PETRÓLEO BRASILEIRO S.A. -

PETROBRAS and Subsidiaries

Notes to the Consolidated Financial Statements

(Expressed in millions of United States dollars,

unless otherwise stated)

TBG, a subsidiary of GASPETRO, has accumulated tax loss and negative income tax and social contribution carryforwards amounting to US$ 768 (US$ 508 in 2001) as of December 31, 2002, which could be offset against future taxable income to a limit of 30% of annual income, based on Law No. 9249/95, which in the opinion of the TBG management, will occur within the useful life of the Bolivia-Brazil Gas Pipeline project.

However, considering the long estimated term for utilization, these tax credits, totaling US$ 239 (US$ 167 - 2001), were provided for in a valuation allowance in the consolidated financial statements for December 31, 2002 and 2001. The accounting recognition of these credits is reviewed annually.

PETRÓLEO BRASILEIRO S.A. -

PETROBRAS and Subsidiaries

Notes to the Consolidated Financial Statements

(Expressed in millions of United States dollars,

unless otherwise stated)

The major components of the deferred income tax accounts in the consolidated balance sheet are as follows:

	As of December 31
	2002	2001
Current
Assets
Inventories	39	66
Lease obligations	96	83

Net current deferred tax assets	135	149

Non-current
Assets
Employees’ post-retirement benefits, net of unrecognized pension obligation	531	409
Deferred assets	51	43
Tax loss carryforwards	243	197
Investments	2	87
Lease obligations	618	426
Project finance	706	582
Provision for notification from INSS	38	—
Provision for losses of energy	70	—
Profit sharing provision	41	—
Other temporary differences	277	257
Valuation allowance	(239)	(170)

	2,338	1,831

Liabilities
Capitalized exploration and development costs	670	709
Accelerated depreciation	7	34
Property, plant and equipment	1,762	1,740
Tax effect on unrealized gain on investments available-for-sale		7
Other temporary differences	22	58

	2,461	2,548

Net long-term deferred tax liabilities	123	717

PETRÓLEO BRASILEIRO S.A. -

PETROBRAS and Subsidiaries

Notes to the Consolidated Financial Statements

(Expressed in millions of United States dollars,

unless otherwise stated)

As a result of the NTN-P swap transaction in 2001, described in Note 5, the income tax on interest on government securities held-to-maturity, which payment had been deferred, became payable and the corresponding provision for income tax and social contribution was transferred to current liabilities on December 28, 2001.

Although realization of net deferred tax assets is not assured, management believes that, except where a valuation allowance has been provided, such realization is more likely than not to occur. The amount of the deferred tax asset considered realizable could, however, be reduced if estimates of future taxable income are reduced. Tax loss carryforwards do not expire and are available for offset against future taxable income, limited to 30% of taxable income in any individual year. The following presents the changes in the valuation allowance for the years ended December 31, 2002, 2001 and 2000:

	2002	2001	2000
Balance at January 1,	(170)	(147)	(86)
Additions	(69)	(23)	(61)

Balance at December 31,	(239)	(170)	(147)

4	Cash and Cash Equivalents

	As of December 31
	2002	2001
Cash	661	789
Short-term investment funds - local currency	2,404	5,856
Time deposits - U.S. dollars	236	715

	3,301	7,360

PETRÓLEO BRASILEIRO S.A. -

PETROBRAS and Subsidiaries

Notes to the Consolidated Financial Statements

(Expressed in millions of United States dollars,

unless otherwise stated)

5	Government Securities

(a)	Held-to-maturity

The Company’s National Treasury Bonds “Series P” (NTN-P) were received in exchange for other securities received by the Company during the 1990’s for the sale of certain assets under the National Privatization Program (PND). The bonds were denominated in reais and earned interest of 6% p.a. plus the variation of the TR (Reference Rate) and had maturities from 2007 to 2010.

The NTN-P notes could not be traded in the secondary market; therefore, they were recorded at face value plus accrued interest. The bonds could only be redeemed at the maturity date or at an earlier date, at face value plus accrued interest, if they were used to pay debt to the Federal Government or agencies related to the Federal Government. The NTN-P were classified as held-to-maturity in accordance with SFAS 115.

On December 28, 2001, Petrobras entered into a contract with the Federal Government to exchange the restricted NTN-P for unrestricted National Treasury Notes - Series B (NTN-B) with a face value of US$ 3,239. The NTN-B were created on July 4, 2001 by means of Federal Decree No 3859. The exchange was accounted for at fair value and a loss of US$ 1,099 was recorded in the results of operations for 2001. The NTN-B were classified as available-for-sale, and on December 28, 2001, the Company transferred NTN-B notes with a fair value of US$ 1,475 to PETROS, the Company’s current pension plan for employees (see Note 14) to increase pension assets.

(b)	Available-for-sale

NTN-B

The Company has retained title to NTN-B, mentioned in 5(a) above, amounting to US$ 665 as of December 31, 2001. These bonds have been advanced to PETROS and the Company intends to utilize them to provide incentives for participants to migrate from the PETROS Plan to the PETROBRAS VIDA, the Company’s new pension plan for employees (see Note 14). Accordingly, as the Company still has the risks and rewards relating to the bonds, they are accounted for as securities available-for-sale and their corresponding earnings will be recorded on an amortized cost basis, with changes in fair value presented in the statement of stockholders’ equity as a component of other comprehensive income.

On December 30, 2002, the Company effectively transferred a portion of the NTN-B with a fair value of US$ 388 to PETROS to further increase plan assets. Accordingly, at December 31, 2002, the fair value of the NTN-B held by the Company as advances to PETROS amount to US$ 176.

PETRÓLEO BRASILEIRO S.A. -

PETROBRAS and Subsidiaries

Notes to the Consolidated Financial Statements

(Expressed in millions of United States dollars,

unless otherwise stated)

The NTN-B are denominated in reais, earn interest of 6% p.a. plus the variation of the IPCA (Consumer Price Index - Adjusted) and mature in 2031.

6	Accounts Receivable

Accounts receivable consisted of the following:

	As of December 31
	2002	2001
Trade
Third parties	2,827	2,899
Related parties (Note 22)	329	100
Others	—	680

	3,156	3,679
Less: allowance for uncollectible accounts	(701)	(708)

	2,455	2,971
Less: Long-term accounts receivable, net	(188)	(212)

Current accounts receivable, net	2,267	2,759

PETRÓLEO BRASILEIRO S.A. -

PETROBRAS and Subsidiaries

Notes to the Consolidated Financial Statements

(Expressed in millions of United States dollars,

unless otherwise stated)

	As of December 31
	2002	2001	2000
Allowance for uncollectible accounts
Balance at January 1,	(708)	(312)	(283)
Additions	(56)	(421)	(33)
Write-offs	63	25	4

Balance at December 31	(701)	(708)	(312)
Allowance on short-term receivables	(77)	(66)	(57)

Allowance on long-term receivables	(624)	(642)	(255)

At December 31, 2002 and 2001, long-term receivables include US$ 569 and US$ 532 respectively relating to payments made by the Company to suppliers and subcontractors on behalf of certain contractors. These contractors had been hired by the subsidiary BRASOIL for the construction/conversion of vessels into FPSO (“Floating Production, Storage and Offloading”) and FSO (“Floating, Storage and Offloading”) and failed to make the payments to their suppliers and subcontractors. The Company made the payments to avoid further delays in the construction/conversion of the vessels and consequent losses to BRASOIL.

Based on opinions from the legal advisers of BRASOIL, these payments can be reimbursed, since they represent a right of BRASOIL with respect to the contractors, for which reason judicial action was filed with international courts to seek financial reimbursement. However, as a result of the uncertainties with regards to the probability of receiving all the amounts disbursed, the Company recorded a provision for uncollectible accounts for all credits that are not backed by collateral, in the amount of US$ 394, classified under other expenses, net in 2001.

PETRÓLEO BRASILEIRO S.A. -

PETROBRAS and Subsidiaries

Notes to the Consolidated Financial Statements

(Expressed in millions of United States dollars,

unless otherwise stated)

The Company prevailed in the lawsuit filed with an American court by the insurance companies Fidelity & Guaranty Company and American Home Assurance Company, which had attempted to obtain, since 1997, a legal ruling in the United States to exempt the insurance companies from the obligation to pay the sum insured for the construction of platforms P-19 and P-31. As a result of a court decision by the first level of the Federal District Court of the Southern District of New York, the Company was entitled to receive losses and damages in the amount of US$ 237 million, plus interest and reimbursement of legal expenses through the settlement date. This decision is pending appeal to the Appeals Court of the State of New York, and therefore the Company has not recognized this amount in the financial statements.

7	Inventories

Inventories are comprised of the following:

	As of December 31
	2002	2001
Products
Oil products	982	1,088
Fuel alcohol	86	186

	1,068	1,274
Raw materials, mainly crude oil	990	583
Materials and supplies	482	542

	2,540	2,399

PETRÓLEO BRASILEIRO S.A. -

PETROBRAS and Subsidiaries

Notes to the Consolidated Financial Statements

(Expressed in millions of United States dollars,

unless otherwise stated)

8	Property, Plant and Equipment

(a)	Composition of balance

Property, plant and equipment, at cost, are summarized as follows:

	As of December 31
	2002			2001
	Cost	Accumulated Depreciation	Net	Cost	Accumulated depreciation	Net
Buildings and improvements	383	(215)	168	550	(298)	252
Oil and gas assets	17,465	(10,374)	7,091	21,512	(13,230)	8,282
Equipment and other assets	6,635	(3,491)	3,144	9,330	(5,064)	4,266
Capital lease - platforms	3,351	(852)	2,499	2,752	(866)	1,886
Rights and concessions	121	(4)	117	150	(3)	147
Land	105		105	149		149
Materials	184		184	173		173
Expansion projects - Construction and installations in progress:
Exploration and production	3,477		3,477	2,731		2,731
Supply	1,105		1,105	876		876
Gas and Energy	243		243	193		193
Distribution	64		64	37		37
Other	27		27	187		187

	33,160	(14,936)	18,224	38,640	(19,461)	19,179

During 2002, the Company capitalized US$ 139 of interest cost (2001 – US$ 123; 2000 – US$ 223).

PETRÓLEO BRASILEIRO S.A. -

PETROBRAS and Subsidiaries

Notes to the Consolidated Financial Statements

(Expressed in millions of United States dollars,

unless otherwise stated)

(b)	Impairment

For the years ended December 31, 2002, 2001 and 2000, the Company recorded impairment charges of US$ 75, US$ 145 and US$ 37, respectively. During 2002, the total impairment charge was related to producing properties in Brazil, primarily recorded in the Company’s Voador field (US$ 42) in the Campos basin, Caravelas field (US$ 15) in the Santos basin and Massape field (US$ 4) in the Reconcavo basin. During 2001, US$ 129 of the impairment charge was related to producing properties in Brazil and was primarily recorded in the Company’s Voador field (US$ 88) in the Campos basin and Caravelas field (US$ 30) in the Santos basin. The remaining US$ 16 was recorded in the international segment primarily in the Company’s Upia field (US$ 13) located in Colombia. During 2000, US$ 15 of the impairment charge was related to producing properties in Brazil and was primarily recorded in the Company’s Cidade de São Sebastião Ferreira field (US$ 5) in the Sergipe Alagoas basin. The remaining US$ 22 was recorded in the international segment, primarily in the Company’s Upia field (US$ 16) located in Colombia. These charges were recorded based upon the Company’s annual assessment of the fields using prices consistent with those used in the Company’s overall strategic plan.

The writedown of proved properties was determined by comparing the book values of the properties to their undiscounted future cash flows. For those properties where the book value exceeded the undiscounted future cash flows, the book values were written down to fair value measured by calculating the net present value of the future cash flows. There were no fixed price forward sales considered in the discounted cash flow models.

(c)	Return of exploration areas to the ANP

During 2002, PETROBRAS returned to the ANP the rights to over five exploratory concessions where it had not made any oil or gas discoveries, reaching a total of 92 returns out of the 115 concessions granted to the Company on August 6, 1998. Also, during 2002 PETROBRAS returned to the ANP two of the five exploratory areas acquired in June of 1999.

(d)	P-36 Platform Accident

On March 15, 2001, an accident occurred on the Company’s P-36 semi-submersible oil and gas production platform located in the Roncador Field in the Campos basin, which resulted in the total loss of the platform on March 20, 2001. As a result of the accident, the Company recorded a total loss of US$ 155 during 2001.

PETRÓLEO BRASILEIRO S.A. -

PETROBRAS and Subsidiaries

Notes to the Consolidated Financial Statements

(Expressed in millions of United States dollars,

unless otherwise stated)

9	Investments in Non-Consolidated Companies and Other Investments

PETROBRAS conducts portions of its business through investments in companies accounted for using the equity and cost methods. These non-consolidated companies are primarily engaged in the petrochemicals and products transportation businesses.

The Company’s participation in the voting shares of its equity non-consolidated companies ranged from 20% to 49%. At December 31, 2002, the Company’s investment in these equity non-consolidated companies amounted to US$ 131 (2001 - US$ 159), and the Company recorded equity gains (losses) in results of non-consolidated companies of US$(178) for the year ended December 31, 2002 (2001 - US$ (8); 2000 - US$ 26).

The Company also holds interests in other companies in which the investment accounts for less than 20% of the investee’s total voting shares, which it classifies as available for sale. At December 31, 2002 and 2001, the Company had invested US$ 219 and US$ 321, of which US$ 101 and US$ 154, respectively, was invested in companies with publicly traded shares. The Company’s investment in these companies with publicly traded shares has been recorded at market value. The Company has recorded unrealized gains (losses) for the difference between the fair value and the cost of the investment on these investments of US$ (16) and US$ 19 as of December 31, 2002 and 2001. These holding (losses) gains are reflected as a component of stockholder’s equity, net of tax, with changes in the unrealized balance recorded as a component of comprehensive income.

Included in the investments mentioned above are investments in companies for the purpose of developing, constructing, operating, maintaining and exploring thermoelectric plants included in the federal government’s Priority Thermoelectric Energy Program, with equity investments between 10% and 50%. The balance of the investments as of December 31, 2002, includes US$ 38 related to investments in thermoelectric companies; US$ 34 was accounted for using the equity method due to the Company’s ability to exert significant influence and US$ 4 was accounted for using the cost method.

10	Petroleum and Alcohol Account - Receivable from Federal Government

(a)	Background

The Petroleum and Alcohol Account - Receivable from Federal Government (the Petroleum and Alcohol Account) has been used to accumulate the impact of the Federal Government’s regulation policies for the Brazilian oil and gas industry on PETROBRAS. The Petroleum and Alcohol Account accrues financial income on its outstanding balance at the Referential Rate Index - TR, which was 2.8% in 2002 (2.2% in 2001).

PETRÓLEO BRASILEIRO S.A. -

PETROBRAS and Subsidiaries

Notes to the Consolidated Financial Statements

(Expressed in millions of United States dollars,

unless otherwise stated)

As provided in the applicable regulations, the Petroleum and Alcohol Account is a legal, valid and binding receivable from the Federal Government and collectibility of the receivable is not subject to future operations. The applicable regulations also provide that the Company has the right to offset amounts owed to the Federal Government relating to the regulation policies of the Brazilian oil and gas industry against the receivable. These increases and decreases in the Petroleum and Alcohol Account have been recognized in accordance with applicable law when the underlying transaction occurred.

According to specific legislation, until December 31, 2001, the Petroleum and Alcohol Account was realized through collection of the Specific Parcel Price-PPE generated by the sale of the majority of basic oil products (gasoline, diesel oil and LPG). The PPE represented the difference between the selling prices of these products at the refinery (net of ICMS and other charges levied on sales), fixed in reais by the Federal Government, and the corresponding realization prices for such products, which was the basis for calculating net operating revenues. The realization price (PR) for each oil product was determined on the basis of a pricing formula established by the Federal Government that, with a lag of approximately one month, reflected changes in oil products quotations on the international market and the exchange rate. When the invoicing price net of sales taxes exceeded the realization price, the PPE collection was positive and reduced the balance of the Petroleum and Alcohol Account. Conversely, when the invoicing value net of sales taxes was less than the realization price, the PPE collection was negative and increased the balance of the Petroleum and Alcohol Account.

After December 31, 2001 the expenses related to alcohol programs, approved by the Interministerial Council for Sugar and Alcohol will be supported by a portion of the financial resources derived from collection of the CIDE, as stipulated in Law No. 10453 of May 13, 2002.

(b)	Liberalization of the fuel market in Brazil

In accordance with the Petroleum Law and subsequent legislation, the fuel market in Brazil was totally liberalized as of January 1, 2002. Therefore, as of this date the Petroleum and Alcohol accounts will no longer be used to reimburse expenses in connection with the Federal Government’s regulating policy on the price of oil products and fuel alcohol to PETROBRAS and third parties. Accordingly, the Petroleum and Alcohol account will only include changes in amounts with triggering events having occurred before December 31, 2001, in accordance with Law No. 10453, of May 13, 2002, and mandated by the ANP.

PETRÓLEO BRASILEIRO S.A. -

PETROBRAS and Subsidiaries

Notes to the Consolidated Financial Statements

(Expressed in millions of United States dollars,

unless otherwise stated)

(c)	Changes in the Petroleum and Alcohol Account

The following summarizes the changes in the Petroleum and Alcohol Account for the years ended December 31, 2002, 2001 and 2000:

	For the years ended December 31
	2002	2001	2000
Opening balance	81	1,509	1,352

Advances (collections):
PPE (1)	(6)	(969)	288

Reimbursements to third parties:
Subsidies on fuel alcohol	235	45
Others	24	17	19

Total reimbursements to third parties	259	62	19

Reimbursements to PETROBRAS
Transport of oil products (1)	(6)	45	81
Net result of fuel alcohol commercialization activities (2)		68	(19)

Total reimbursements to PETROBRAS	(6)	113	62

Total reimbursements	253	175	81
Financial income	2	16	35
Results of audit conducted by the Federal Government (3)	(29)	(405)	(106)
Translation loss (4)	(119)	(245)	(141)

Ending balance - December 31	182	81	1,509

(1)	Recorded as Other expenses, net during 2002.
(2)	Recorded as a component of cost of sales.
(3)	US$ 29, US$ 405 and US$ 106 in 2002, 2001 and 2000 respectively were recorded as a component of other expenses, net and US$ 1 in 2000 was recorded as a component of monetary and exchange variation on monetary assets and liabilities, net.
(4)	Translation losses are recorded as a component of the cumulative translation adjustment.

PETRÓLEO BRASILEIRO S.A. -

PETROBRAS and Subsidiaries

Notes to the Consolidated Financial Statements

(Expressed in millions of United States dollars,

unless otherwise stated)

The balance of the Petroleum and Alcohol Account as of December 31, 2002, represents a credit of PETROBRAS against the Federal Government in the amount of U.S.$ 182, an increase of U.S.$ 101 when compared with December 31, 2001, principally as a result of a provision of U.S.$ 259 referring to expenses in connection with Article 7 of Law No. 10,453, of May 13, 2002, which includes the Sugar Cane Cost Equalization Program in the Northeast Region as well as the receipt of credits and settlement of debts relating to events prior to December 31, 2001, as established by the ANP.

(d)	National Treasury Bonds Series H (NTN-H)

On June 30, 1998, PETROBRAS and the Federal Government reached an agreement whereby the Federal Government issued National Treasury Bonds - Series H (NTN-H) into a federal depositary on behalf of PETROBRAS to support the balance of the account. The value of the outstanding bonds at December 31, 2002 was US$ 46, at which time the balance of the Petroleum and Alcohol Account was US$ 182. The legal, valid, and binding nature of the account is not affected by any difference between the balance of the account and the value of the outstanding bonds.

The Brazilian Government, upon PETROBRAS’ consent, can effect the cancellation of all or a portion of the bonds’ outstanding balance. The NTN-H will mature on June 30, 2003 and PETROBRAS, actually, has no other rights on those bonds; withdrawal or transfers are not allowed.

PETRÓLEO BRASILEIRO S.A. -

PETROBRAS and Subsidiaries

Notes to the Consolidated Financial Statements

(Expressed in millions of United States dollars,

unless otherwise stated)

(e)	Certification by the Federal Government

The Federal Government certified the balance of the Petroleum and Alcohol Account as of March 31, 1992. In September 1999 the Ministers of Finance, Agriculture and Internal Supply, and Mines and Energy created a Working Group to certify the balance of the Petroleum and Alcohol Account, relating to the period April 1, 1992 to June 30, 1998.

The Working Group concluded its certification process and recommended and the Company agreed to reduce the balance of the Petroleum and Alcohol Account by US$ 106 and US$ 405 during 2000 and 2001, respectively.

The changes in the Petroleum and Alcohol Account in the period July 1, 1998 to December 20, 2002 are subject to audits by the ANP, and in November 2002, the ANP recommended and the Company agreed to reduce the balance of the Petroleum and Alcohol Account by US$ 29. The results of the audit will be the basis for the settlement of the account with the Federal Government.

After completion of the audit, the amount of the notes used to guarantee the debit balance in existence on June 30, 2003, or of the securitized credits, will be adjusted to the new amount calculated, as established in Provisional Measure No. 2181-45 of August 24, 2001.

Since the Company has implemented all recommendations made by the Working Group to the accounting for the Petroleum and Alcohol Account, the Company does not expect significant adjustments from the ANP audit.

11	Financing

(a)	Short-term debt

The Company’s short-term borrowings are principally from commercial banks and include import and export financing denominated in United States dollars, as follows:

	As of December 31
	2002	2001
Import - Oil and equipment	286	352
Working capital	385	749

	671	1,101

The weighted average annual interest rates on outstanding short-term borrowings were 3.86% and 4.46% at December 31, 2002 and 2001, respectively.

PETRÓLEO BRASILEIRO S.A. -

PETROBRAS and Subsidiaries

Notes to the Consolidated Financial Statements

(Expressed in millions of United States dollars,

unless otherwise stated)

(b)	Long-term debt

(i)	Composition

	As of December 31
	2002	2001
Foreign currency
Financial institutions	2,240	1,861
Suppliers’ credits	876	1,377
Notes	2,234	1,733
Securitization of receivables	900	900
Senior exchangeable notes (note 16c)	338

	6,588	5,871

Local currency
Debentures (related party)	188	276
Debentures	500
BNDES (related party)	403	657
Others	35	44

	1,126	977

	7,714	6,848
Current portion of long-term debt	(727)	(940)

	6,987	5,908

(ii) Composition of foreign currency debt by currency

	As of December 31
	2002	2001
Currencies
United States dollars	5,522	4,808
Japanese Yen	764	788
EURO (*)	297	271
Others	5	4

	6,588	5,871

(*)	The currencies French Franc, Italian Lira and Austrian Schilling were replaced by the Euro.

PETRÓLEO BRASILEIRO S.A. -

PETROBRAS and Subsidiaries

Notes to the Consolidated Financial Statements

(Expressed in millions of United States dollars,

unless otherwise stated)

(iii)	Maturities of the principal of long-term debt

The long-term portion at December 31, 2002 becomes due in the following years:

2004	635
2005	411
2006	794
2007	1,339
2008 and thereafter	3,808

6,987

(iv)	Composition of long-term debt by annual interest rate

Interest rates on long-term debt were as follows:

	As of December 31
	2002	2001
Foreign currency
6% or less	3,080	1,890
Over 6% to 8%	1,220	1,755
Over 8% to 10%	2,287	2,074
Over 10% to 15%	1	152

	6,588	5,871

Local currency
6% or less	235	537
Over 6% to 8%	390	411
Over 8% to 10%		13
Over 10% to 15%	501	16
	1,126	977

	7,714	6,848

PETRÓLEO BRASILEIRO S.A. -

PETROBRAS and Subsidiaries

Notes to the Consolidated Financial Statements

(Expressed in millions of United States dollars,

unless otherwise stated)

(v)	Securitization of exports

In December 2001, the Company signed contracts (Master Export Contract and Prepayment Agreement) with a special-purpose entity not related to PETROBRAS, PF Export Receivables Master Trust (“PF Export”). The purpose of these contracts is to securitize future export receivables from sales of fuel oil and other products purchased on the international market. The assignment of rights on future export receivables represents a liability of the Company, which will be settled by the transfer of the receivables to PF Export when they are generated.

As stipulated in the contracts, the Company assigned the rights to future receivables totaling US$ 900 million to PF Export, and in return PF Export delivered to the Company US$ 750 million in Senior Trust Certificates, maturing in 2010 and 2011 and bearing annual interest at rates between 6.60% and 6.75%. The US$ 150 million difference represents a form of guarantee for the collection of the underlying receivables through Junior Trust Certificates held by the Company.

In order to guarantee that the exported volumes during the period of the transaction are sufficient to support the financial obligations, a hedge operation was entered into to set a minimum price for the crude oil at US$ 14/barrel.

(vi)	Issue of senior notes

On May 9, 2001, the Company through its wholly-owned subsidiary PIFCO, completed an offering of US$ 450 9 7/8% Senior Notes due May 2008 and on July 6, 2001, the Company completed another offering of US$ 600 9 3/4% Senior Notes due July 2011.

Both issuances are supported by a standby purchase agreement of the Company, and are general senior unsecured and unsubordinated obligations of the Company and will rank equal in right of payment with all other unsecured and unsubordinated obligations that are not expressly subordinated in right of payment. Any failure by PIFCO to make required payments of principal or interest will compel PETROBRAS to fulfill payment obligations.

PETRÓLEO BRASILEIRO S.A. -

PETROBRAS and Subsidiaries

Notes to the Consolidated Financial Statements

(Expressed in millions of United States dollars,

unless otherwise stated)

(vii)	Issue of non-convertible debentures

During 2002, PETROBRAS issued the following book-entry, non-convertible debentures, without guarantee or preference, in a single issue:

Issue date	Quantity	Period	Index	Interest
August 29	750.000	10 years	IGPM	11% p.a.
October 4 and 23	775.000	8 years	IGPM	10.3% p.a.

The proceeds of these issuances were used for general corporate purposes.

(viii)	Guarantees and covenants

Financial institutions abroad do not require guarantees from the Company. The financing granted by BNDES - National Bank for Social and Economic Development is guaranteed by a lien on the assets being financed (vessels).

At December 31, 2002 and 2001, GASPETRO had secured certain debentures issued to finance the purchase of the transportation rights in the Bolivia/Brazil pipeline with 3,000 shares of its interest in TBG, a subsidiary of GASPETRO responsible for the operation of the pipeline.

The Company’s debt agreements contain affirmative covenants regarding, among other things, provision of information; financial reporting; conduct of business; maintenance of corporate existence; maintenance of government approvals; compliance with applicable laws; maintenance of books and records; maintenance of insurance; payment of taxes and claims; and notice of certain events. The company’s debt agreements also contain negative covenants, including, without limitation, limitations on the incurrence of indebtedness; limitations on the incurrence of liens; limitations on transactions with affiliates; limitations on the disposition of assets; limitation on consolidations, mergers, sales and/or conveyances; negative pledge restrictions; change in ownership limitations; ranking; use of proceeds limitations; and required receivables coverages.

PETRÓLEO BRASILEIRO S.A. -

PETROBRAS and Subsidiaries

Notes to the Consolidated Financial Statements

(Expressed in millions of United States dollars,

unless otherwise stated)

The Federal Government guarantees TBG’s Multilateral Credit Agency debt, which had an outstanding balance of US$ 487 and US$ 506 at December 31, 2002 and 2001, respectively. During 2000, the Federal Government, the Company, TBG, PETROQUISA and Banco do Brasil S.A. entered into an agreement whereby the revenues of TBG will serve as a counter-guarantee to this debt until the debt has been extinguished.

PETROBRAS entered into standby purchase agreements in support of the obligations of its wholly-owned subsidiary under the note issuances in 2001 and 2002 and their respective indentures. PETROBRAS has the obligation to purchase from the noteholders any unpaid amounts of principal, interest or other amounts due under the notes and the indenture applies, subject to certain limitations, irrespective of whether any such amounts are due at maturity of the notes or otherwise.

(ix)	Lines of credit

At December 31, 2002 and 2001, the Company had fully utilized all available lines of credit for the purchase of imports. Outstanding lines of credit at December 31, 2002 and 2001 were US$ 2,771 and US$ 1,729, respectively.

12	Project Financings

Since 1997, the Company has utilized project financing to provide capital for the continued development of the Company’s exploration and production and related projects. The following summarizes the nature of the projects in progress at December 31, 2002 and 2001. The Company’s arrangements related to these projects are considered leasing transactions. The Company’s responsibility under these contracts is to complete the development of the oil and gas fields, operate the fields, pay for all operating expenses related to the projects and remit a portion of the net proceeds generated from the fields to fund the special purpose companies’ debt and return on equity payments. At the end of each financing project, the Company will have the ability to purchase the leased or transferred assets from the special purpose company. Because the Company had commenced development or construction activities on each of these projects prior to completing the financing arrangement, and because of the Company’s continuing involvement in these projects, the Company continues to reflect the assets related to the projects as a component of property plant and equipment and the related obligation as a component of project financing.

PETRÓLEO BRASILEIRO S.A. -

PETROBRAS and Subsidiaries

Notes to the Consolidated Financial Statements

(Expressed in millions of United States dollars,

unless otherwise stated)

	As of December 31
	2002	2001
Marlim	635	713
Nova Marlim	508	933
Barracuda/Caratinga	1,481	773
Espadarte/Voador/Marimbá (EVM)	575	498
Cabiúnas	673	529
Albacora	123	303
Pargo, Carapeba, Garoupa and Cherne (PCGC)	43	84

	4,038	3,833
Current portion of project financings	(238)	(680)

	3,800	3,153

At December 31, 2002, the long-term portion of project finance becomes due in the followings years:

2004	591
2005	919
2006	793
2007	462
2008 and thereafter	1,035

3,800

As of December 31, 2002 the amounts of commitments assumed arising from structured projects that will be reflected in future financial statements are presented as follows:

Cabiúnas	298
Barracuda/Caratinga	1,084
Albacora	25
Espadarte/Voador/Marimba (EVM)	11

1,418

PETRÓLEO BRASILEIRO S.A. -

PETROBRAS and Subsidiaries

Notes to the Consolidated Financial Statements

(Expressed in millions of United States dollars,

unless otherwise stated)

Marlim. On December 14, 1998, the Company entered into a consortium agreement with Companhia Petrolífera Marlim (CPM), a single purpose entity formed in November 1998 by a group of international financial institutions for the sole purpose of raising US$ 1,500 for the expansion and continued development of the Marlim oil field. In December 1999, CPM raised US$ 200 through a medium term note program, and an additional US$ 300 in 2000. Upon closing of the consortium agreement, the Company sold certain assets to CPM, who leased them back to the Company. Effective June 30, 1999 PETROBRAS conveyed its remaining assets in the Marlim field to CPM, also leased them back to the Company. Additionally, in June 1999, the shareholders of CPM and the Company entered into a Stock Option Agreement granting to the Company a call option at the end of the lease and to the shareholders of CPM a put option to the Company in the case of default.

Barracuda/Caratinga. On June 23, 2000 the Company completed its project finance negotiations with the Barracuda Caratinga Leasing Company B. V. (BCLC), a special purpose entity formed by a group of international financial institutions for the sole purpose of raising US$ 2,500 for the development of the Barracuda and Caratinga oil and gas fields located in the Campos Basin. Permanent funding for this project has been raised from two governmental institutions (Japan’s Bank of International Cooperation - JBIC and the BNDES) and from a syndicate of commercial banks. In conjunction with this project, the Company will contribute US$ 1,035 of drilling services through a drilling services contract signed with the Halliburton Company.

The company Kellog Brown & Root (KBR), belonging to the Halliburton Group, contracted as the prime contractor for all the work to construct the assets of the Barracuda/Caratinga Project, has publicly announced its intention to seek protection from its creditors under the bankruptcy laws of the United States with respect to its asbestos business, which does not directly impact the remaining businesses.

The Company does not expect losses and/or stoppages to the project as a result of the Chapter 11 filing of KBR, since the Barracuda/Caratinga project stipulates a package of guarantees, including bank guarantees, provided by KBR and Halliburton to the Company to cover possible default by the contractor in exercising its functions, in addition to a performance bond insurance.

PETRÓLEO BRASILEIRO S.A. -

PETROBRAS and Subsidiaries

Notes to the Consolidated Financial Statements

(Expressed in millions of United States dollars,

unless otherwise stated)

Espadarte/Voador/Marimbá (EVM). On June 23, 2000, the Company completed its project finance negotiations with the EVM Leasing Corporation (EVMLC), a special purpose entity formed by a group of international financial institutions for the sole purpose of raising US$ 1,600 for the development of the Espadarte, Voador and Marimbá oil and gas fields located in the Campos Basin. Permanent funding for the EVM project was provided by a syndicate of international financial institutions, Japanese trading companies, JBIC and BNDES. Bridge financing in the amount of US$ 300 for this project was prepaid in December 1999. Upon closing of the agreement, the Company sold previously identified oil and gas assets to EVM, who leased them back to the Company.

Cabiúnas. On March 1, 2000, the Company completed its project finance negotiations with the Cayman Cabiúnas Investment Co. Ltd., a special purpose entity formed by the Mitsui and Sumitomo banks for the sole purpose of raising US$ 850 for the expansion of the Cabíunas Complex located in Macaé, in the state of Rio de Janeiro. Permanent financing was provided by JBIC, a syndicate of commercial banks led by the Bank of Tokyo-Mitsubishi and the special purpose company’s equity investors.

Albacora. During 2000, the Company finalized negotiations for two separate financing projects related to the Albacora oil field located in the Campos basin. On November 28, 2000, the Company completed its negotiations related to a project financing arrangement with the Albacora Japan Petroleum Limited Company (AJP), a special purpose corporation formed in December 1998 for the sole purpose of providing financing for the continued development of the Albacora oil field. AJP’s operations commenced in December 2000 with the purchase of certain oil and gas assets from the Company. AJP provided these assets exclusively to the Company in return for minimum proceeds of US$ 208 to be generated from the field’s production. Permanent financing was provided by JBIC, the Japan National Oil Company (JNOC) and certain Japanese trading companies. In addition, in December 2000, PETROS, the Company’s pension plan, agreed to provide funding for the development of this oil field. During 2000, PETROS advanced US$ 240 for the continued development of the field, and this amount has been classified together with the AJP financing transaction. AJP does not have any further funding needs.

Pargo, Carapeba, Garoupa, Cherne and Congro (PCGC). The PCGC is an offshore development project in the Pargo, Carapeba, Garoupa, Cherne and Congro fields. The project is a secondary extraction project using water-injection technology to reestablish the appropriate level of pressure in the reservoirs to maximize the recovery of oil and gas in these fields. In addition, the PCGC project includes equipment for new oil reserves in the Congro field. Management estimates total costs of the PCGC project to be US$ 134 million.

PETRÓLEO BRASILEIRO S.A. -

PETROBRAS and Subsidiaries

Notes to the Consolidated Financial Statements

(Expressed in millions of United States dollars,

unless otherwise stated)

Nova Marlim. On December 6, 2001, the Company entered into a consortium agreement with Nova Marlim Petróleo S.A., a special purpose entity formed by a group of international financial institutions for the sole purpose of raising US$ 933 for the complementary development and production optimization of the Marlim oil field.

13	Capital Leases

The Company leases certain offshore platforms, vessels and thermoelectric plants which are accounted for as capital leases. At December 31, 2002, these assets had a net book value of US$ 1,748 (US$ 1,886 in 2001).

The following is a schedule by year of the future minimum lease payments at December 31, 2002:

2003	471
2004	405
2005	360
2006	313
2007	298
Thereafter	898

Estimated future lease payments	2,745
Less amount representing interest at 6.187% to 12.0%	(479)
Less amount representing executory costs	(10)

Present value of minimum lease payments	2,256
Less current portion	(349)

Long-term portion	1,907

14	Employees’ Postretirement Benefits and Other Benefits

The Company sponsors a contributory defined benefits pension plan, Fundação PETROBRAS de Seguridade Social - PETROS, which covers substantially all of its employees. The principal objective of PETROS is to supplement the social security pension benefits of the employees of PETROBRAS, its subsidiaries and non-consolidated companies, other companies and PETROS itself. The Company’s funding policy is to contribute to the plan annually the amount determined by actuarial calculations. Contributions are intended to provide not only for benefits attributed to service to date but also for those expected to be earned in the future.

PETRÓLEO BRASILEIRO S.A. -

PETROBRAS and Subsidiaries

Notes to the Consolidated Financial Statements

(Expressed in millions of United States dollars,

unless otherwise stated)

On October 16, 2000, PETROS established a defined contribution plan for the employees of TRANSPETRO for which contributions will be made at 5.32% of that subsidiary’s payroll to match employee contributions.

Plan assets are invested primarily in equity securities, government securities and properties, including the following securities of related parties:

	As of December 31
	2002	2001
PETROBRAS common shares	4	21
PETROBRAS preferred shares	35	47
Government controlled companies	22	21
Government securities	1,633	1,823
Securities of other related parties	56	193

	1,750	2,105

In addition, PETROS has agreed to provide certain financing for the continued development of the Albacora oil and gas field located in the Campos Basin (See Note 12).

The Company also provides certain postretirement health care benefits for its employees and their dependents. The Company contributes to the plan an amount necessary to cover employee benefits for the year. Accordingly, the plan is unfunded.

According to Constitutional Amendment No. 20, which precludes state owned companies from making additional contributions to pension plans, computation of deficits in accordance with the actuarial method applied by the plan in its records maintained to satisfy the Brazilian regulatory agency (which differs from the method defined in SFAS 87), must be equally shared between the sponsors and the participants.

PETRÓLEO BRASILEIRO S.A. -

PETROBRAS and Subsidiaries

Notes to the Consolidated Financial Statements

(Expressed in millions of United States dollars,

unless otherwise stated)

The funded status of the plans at December 31, 2002 and 2001, based on the report of the independent actuary, and amounts recognized in the Company’s balance sheets at those dates, are as follows:

	As of December 31
	2002		2001
	Pension benefits	Health care benefits	Pension benefits	Health care benefits
Change in benefit obligation:
Benefit obligation at beginning of year	6,460	1,948	6,711	2,019
Service cost	54	21	73	31
Interest cost	255	144	339	192
Actuarial loss	975	479	842	96
Benefits paid	(311)	(52)	(450)	(72)
Gain (loss) on translation	(2,218)	(667)	(1,055)	(318)

Benefit obligation at end of year	5,215	1,873	6,460	1,948

Change in plan assets:
Fair value of plan assets at beginning of year	4,299		3,310
Actual return on plan assets	754		51
Company contributions	377	52	1,810	72
Employee contributions	72		99
Benefits paid	(311)	(52)	(450)	(72)
Loss on translation	1,476)		(521)

Fair value of plan assets at end of year	3,715		4,299

Reconciliation:
Funded status	(1,500)	(1,873)	(2,161)	(1,948)
Unrecognized actuarial loss	2,109	813	2,859	539
Unrecognized transition obligation	61		187

Net amount recognized	670	(1,060)	885	(1,409)

Amounts recognized in the balance sheet consist of:
Employees’ postretirement benefits	(1,452)	(1,060)	(2,088)	(1,409)
Unrecognized pension obligations	61		187
Accumulated other comprehensive Income	2,061		2,786

Net amount recognized	670	(1,060)	885	(1,409)

PETRÓLEO BRASILEIRO S.A. -

PETROBRAS and Subsidiaries

Notes to the Consolidated Financial Statements

(Expressed in millions of United States dollars,

unless otherwise stated)

As discussed in Note 5(b), on December 30, 2002 and December 28, 2001, the Company transferred to PETROS NTN-B notes with a fair value of US$ 388 and US$ 1,475 respectively.

For measurement purposes, a 5.82% annual rate of increase in the per capita cost of covered health care benefits was assumed upon implementation of SFAS 106. The annual rate was assumed to decrease to 2.7% after 50 years.

Net periodic benefit cost includes the following components:

	Years ended December 31
	2002		2001
	Pension benefits	Other benefits	Pension benefits	Other benefits
Service cost-benefits earned during the year	54	21	73	31
Interest cost on projected benefit obligation	255	144	339	192
Expected return on plan assets	(164)		(207)
Amortization of initial transitory obligation	74		134
Gain (loss) on translation	(13)	(51)	(42)	24
Recognized actuarial loss	154		126

	360	114	423	247
Employee contributions	(71)		(99)

Net periodic benefit cost	289	114	324	247

PETRÓLEO BRASILEIRO S.A. -

PETROBRAS and Subsidiaries

Notes to the Consolidated Financial Statements

(Expressed in millions of United States dollars,

unless otherwise stated)

Assumptions used in 2002 and 2001 for both plans are summarized as follows:

	2002		2001
	Pension benefits	Other benefits	Pension benefits	Other benefits
Discount rates	Inflation: 5% + 6%	Inflation: 5% + 6%	Inflation: 5% + 6%	Inflation: 5% + 6%
Rates of increase in compensation levels	Inflation: 5% + 2%	Inflation: 5% + 2%	Inflation: 5% + 2%	Inflation: 5% + 3%
Expected long-term rate of return on assets	Inflation: 5%+ 6%		Inflation: 5%+ 6%

The determination of the expense and liability relating to the Company’s pension plan involves the use of actuarial assumptions. These include estimates of future mortality, withdrawal, changes in compensation and discount rate to reflect the time value of money as well as the rate of return on plan assets. These assumptions are reviewed at least annually and may differ materially from actual results due to changing market and economic conditions, regulatory events, judicial rulings, higher or lower withdrawal rates or longer or shorter life spans of participants. As of December 31, 2002, the Company decided to change the assumptions related to the estimate of future mortality, adopting a new mortality table (GAM-71) more suitable for the evolution observed in the average life expectancy of the population made up of Company retired employees.

The Company, and its actuarial consultants are currently reviewing the basis for estimating the assumed discount rate in light of the recent development of a secondary bond market in Brazil for high-grade long-term government securities. As insufficient evidence is available at December 31, 2002 to support a change, the Company chose not to change the discount rate assumptions. In the event the rate of return offered by these securities (nominal rate of 10.6% at December 31, 2002) is deemed to be consistent with the requirements of SFAS No. 87, and subsequent interpretations, for measurement of defined benefit obligations, the Company may adopt different assumptions in the future, which may have a significant impact on the amount of pension liability and expense.

Assumed health care cost trend rates have a significant effect on the amounts reported for the postretirement health care plans. A one-percentage-point change in assumed health care cost rates would have the following effects:

PETRÓLEO BRASILEIRO S.A. -

PETROBRAS and Subsidiaries

Notes to the Consolidated Financial Statements

(Expressed in millions of United States dollars,

unless otherwise stated)

	One percentage point-increase	One percentage point-decrease
Effect on total of services and interest cost component	50	(38)
Effect on postretirement benefit obligation	355	(274)

PETRÓLEO BRASILEIRO S.A. -

PETROBRAS and Subsidiaries

Notes to the Consolidated Financial Statements

(Expressed in millions of United States dollars,

unless otherwise stated)

PETROBRAS VIDA

In May 2001, the Board of Directors of PETROBRAS approved the creation of a mixed social security plan, for current and new employees, based on a defined contribution formula for programmable benefits and a defined benefit formula for risk benefits. The new plan, PETROBRAS VIDA, was also approved by the Coordination and Control Department of State Companies (DEST) and by the Supplementary Social Security Secretariat (SPC) in October 2001, and was ratified by PETROBRAS’ Board of Directors.

The migration process of participants in the current plan to PETROBRAS VIDA has been temporarily suspended according to the Federal Justice decision. Therefore the impact of migration to the new plan will only be computed and recognized in the Company’s financial statements in accordance with the requirements of SFAS No. 88 - “Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits”, when the issues being litigated have been resolved and the migration process finalized.

15	Stockholders’ Equity

The Company’s subscribed and fully paid-in capital at December 31, 2002 and 2001 consisted of 634,168,418 common shares and 451,935,669 preferred shares. The preferred shares do not have any voting rights and are not convertible into common shares and vice-versa. Preferred stockholders have priority in the return of capital.

The Extraordinary Stockholders’ Meeting, held jointly with the Stockholders’ General Meeting on March 22, 2002, approved the increase of the Company’s capital stock from US$ 4,834 to US$ 6,220 with the capitalization of the revenue reserve constituted in prior years, without issuing new shares.

During the same meeting, the PETROBRAS shareholders approved a reform of the Company’s bylaws to adjust them to the modifications introduced by Law No. 10303, of October 31, 2001. The principal change introduced by the new bylaws include an amendment that requires preferred shares to be given priority in the case of repayment of capital and the receipt of dividends, of at least 3% of the book value of the shares or 5% calculated on the portion of capital represented by this class of shares, whichever is larger, and participation on an equal footing with common shares in capital increases resulting from the incorporation of reserves and income.

PETRÓLEO BRASILEIRO S.A. -

PETROBRAS and Subsidiaries

Notes to the Consolidated Financial Statements

(Expressed in millions of United States dollars,

unless otherwise stated)

On June 10, 2002 at an Extraordinary Shareholders Meeting, the Company’s shareholders approved an amendment to the Company’s bylaws, to adjust them to the modifications introduced by Law No. 10438 of April 26, 2002. This amendment authorized a change in the corporate purpose of the Company, to include activities related with energy and its sale, in addition to providing more flexible means of borrowings. The Company is also authorized to increase capital, irrespective of an amendment to the bylaws, as a result of a resolution by the Board of Directors, up to US$ 8.5 billion, by means of issuing up to 200 million preferred shares.

In a Special Meeting of Preferred Shareholders held on June 10, 2002, the Company’s shareholders ratified a resolution taken by the Extraordinary Shareholders’ meeting authorizing the issue of preferred shares, without maintaining proportion with common shares.

On December 20, 2002, the Board of Directors approved the Company’s share buyback program, as facilitated by its bylaws, with the main purpose of, defending the price of its stock at times when it is undervalued by the market. The definition and implementation of the share buyback program is not intended to jeopardize the investment program or replace the payment of dividends by the Company.

On January 29, 2003, the Board of Directors of the Company, approved the issue of 9,866,828 preferred preferred shares of PETROBRAS in connections with the public offer by the Company to acquire publicly traded shares of BR, at an issue price of US$ 12.76 per share, under the terms of the capital increase approved during the meeting of the Board of Directors of PETROBRAS held on November 7, 2002. As a result, the capital of the Company increased by US$ 126.

In addition, the Board of the Company is proposing to the Extraordinary Shareholders’ Meeting to be held together with the General Shareholders’ Meeting on March 27, 2003, an increase in the Company’s capital by capitalizing revenue reserves accrued during previous years, to the amount of US$ 878 without issuing new shares, in accordance with Art. 169, paragraph 1 of Law No. 6404/76.

Current Brazilian law requires that the Federal Government retain ownership of 50% plus one share of the Company’s voting stock.

On February 22, 2001, the Securities and Exchange Commission declared effective the registration of the Company’s ADR level II program for preferred stock in replacement of the existing ADR level I program. Since then, these shares are being traded on the New York Stock Exchange (NYSE), under the symbol “PBRA”.

PETRÓLEO BRASILEIRO S.A. -

PETROBRAS and Subsidiaries

Notes to the Consolidated Financial Statements

(Expressed in millions of United States dollars,

unless otherwise stated)

Through a public offering of PETROBRAS preferred stock in July 2001, the BNDES sold 41,381,826 of the Company’s preferred shares in the market, equivalent to 9% of total preferred stock and 4% of total capital.

PETROBRAS obtained approval from the Brazilian Securities Commission - CVM and the Brazilian Central Bank - BACEN to launch a Depositary Receipt Program - DR on the Spanish Stock Exchange - LATIBEX as of July 9, 2002, in connection with the Company’s existing common and preferred shares.

(i)	Dividends

In accordance with the Company’s by-laws, holders of preferred and common shares are entitled to a mandatory dividend of 25% of annual net income as adjusted under Brazilian Corporate Law. In addition, the preferred stockholders have priority in the receipt of an annual dividend of at least 3% of the book value of the shares or 5% of the paid-in capital in respect of the preferred shares as stated in the statutory accounting records. As of January 1, 1996 amounts attributed to stockholders as interest (see below) are included in the computation of the mandatory dividend. Dividends are paid in Brazilian reais.

Brazilian corporations are permitted to attribute interest on stockholders’ equity, which may either be paid in cash or be used to increase capital stock. The calculation is based on stockholders’ equity amounts as stated in the statutory accounting records and the interest rate applied may not exceed the Taxa de Juros de Longo Prazo (long-term interest rate or the “TJLP”) as determined by the Brazilian Central Bank. Such interest may not exceed the greater of 50% of net income or 50% of retained earnings plus revenue reserves. Interest on stockholders’ equity, is subject to withholding tax at the rate of 15%, except for untaxed or exempt stockholders, as established by Law No. 9249/95. These amounts will be monetarily restated as from December 31, 2002 up to the initial date of payment, according to the variation in the SELIC rate. The Company paid US$ 1,301 in interest on stockholders’ equity during the year ended December 31, 2002 (2001 - US$ 4,301 - 2000 - US$ 251).

The dividends proposal submitted by the Board of Directors for approval at the General Stockholders’ meeting to be held on March 27, 2003, amounting to US$781, include the portion of interest on stockholders’ equity approved by the Board of Directors on October 31, 2002, amounting to US$ 307, which was made available to shareholders on January 13, 2003, corresponding to US$ 0.28 per common and preferred share, based on the shareholders of record as of November 12, 2002, and also includes the portion of interest on equity approved by the Board of Directors on January 31, 2003, amounting to US$ 310, corresponding to US$ 0.29 per common and preferred share, to be made available based on the shareholders of record as of March 27, 2003, on a date to be established by the general Shareholders’ Meeting for payment of the balance of the dividends for the 2002 financial year.

PETRÓLEO BRASILEIRO S.A. -

PETROBRAS and Subsidiaries

Notes to the Consolidated Financial Statements

(Expressed in millions of United States dollars,

unless otherwise stated)

Brazilian law permits the payment of dividends only from retained earnings as stated in the statutory accounting records. At December 31, 2002, the Company had appropriated all such retained earnings.

In addition, at December 31, 2002, the following reserves in appropriated retained earnings may be used for dividend distribution purposes, if so approved by the stockholders:

Undistributed earnings reserve	4,778
Statutory reserve	164

4,942

A withholding tax of 15% is payable on distributions of profits earned from January 1, 1994 through December 31, 1995. No withholding tax is payable on distributions of profit earned since January 1, 1996.

(ii)	Basic and diluted earnings per share

Basic and diluted earnings per share amounts have been calculated as follows:

	2002	2001	2000
Net income	2,311	3,491	5,342
Less priority preferred share dividends	(77)	(117)	(139)
Less common share dividends, up to the priority preferred shares dividends on a per-share basis	(107)	(164)	(195)

Remaining net income to be equally allocated to common and preferred shares	2,127	3,210	5,008

Weighted average number of shares outstanding:
Common/ADS	634,168,418	634,168,418	634,168,418
Preferred/ADS	451,935,669	451,935,669	451,935,669
Basic and diluted earnings per share
Common/ADS and Preferred/ADS	2.13	3.21	4.92

PETRÓLEO BRASILEIRO S.A. -

PETROBRAS and Subsidiaries

Notes to the Consolidated Financial Statements

(Expressed in millions of United States dollars,

unless otherwise stated)

(iii)	Capital reserves

•	AFRMM

Relates to the Merchant Marine (AFRMM) freight surcharges levied in accordance with relevant legislation. These funds are used to purchase, enlarge or repair vessels of the Company’s transport fleet.

•	Fiscal incentive reserve

This reserve consists of investments in tax incentives in the Northeast Investment Fund (FINOR), arising from allocations of part of the Company’s income tax.

(iv)	Appropriated retained earnings

Brazilian Law and the Company’s by-laws require that certain appropriations be made from retained earnings to reserve accounts annually. The purpose and basis of appropriation to such reserves is as follows:

•	Legal reserve

This reserve is a requirement for all Brazilian corporations and represents the annual appropriation of 5% of net income as stated in the statutory accounting records up to a limit of 20% of capital stock. The reserve may be used to increase capital or to compensate for losses, but may not be distributed as cash dividends.

•	Undistributed earnings reserve

This reserve is established in accordance with Article 196 of Law No. 6,404/76 to fund the Company’s annual investment program. For the year ended December 31, 2001, the Company’s management retained US$ 2,238 from that year’s income to fund the Company’s capital expenditure budget for 2002. This proposal was approved at the Stockholders’ General Assembly held on March 22, 2002.

The proposal for appropriation of income for the year ended December 31, 2002 includes a retention of earnings in the amount of US$ 1,834, of which US$ 1,831 relates to net income for the year and US$ 3 to the remaining balance of retained earnings, to be approved by the Stockholders’ General Meeting to be held on March 27, 2003. This proposal is intended to cover partially the annual investment program established in the capital budget for 2003.

PETRÓLEO BRASILEIRO S.A. -

PETROBRAS and Subsidiaries

Notes to the Consolidated Financial Statements

(Expressed in millions of United States dollars,

unless otherwise stated)

•	Statutory reserve

This reserve is provided through an amount equivalent to a minimum of 0.5% of subscribed and fully paid in capital at year-end. The reserve is used to fund the costs incurred with research and technological development programs. The accumulated balance of this reserve cannot exceed 5% of the capital stock, according to Article 55 of the Company’s by-laws.

16	International Acquisitions

(a) Exchange Agreement with Repsol—YPF

The final Agreement for the business combination between the Company and REPSOL-YPF was signed and became effective on December 20, 2001. The agreement was initiated prior to June 30, 2001 and therefore accounted for as a purchase under APB 16 - “Business Combinations”.

In order to make the transaction viable, the Company transferred the assets of the Alberto Pasqualini Refinery to its subsidiary REFAP S.A. as a capital contribution on February 5, 2001, and its shares in the capital of REFAP S.A. to its subsidiary DOWNSTREAM PARTICIPAÇÕES S.A., which transferred 30% of its shares in the capital of REFAP S.A. to its subsidiary REFISOL S.A on February 6, 2001.

Under the agreement the Company received 100% of the quotas in the company 5283 Participações Ltda, the owner of 99.6% of the stock of the oil company Eg3 in Argentina, comprising a refinery with the capacity to process 30,500 barrels/day of oil, approximately 700 gas stations, an asphalt and membrane plant, a terminal and a lubricants plant. In exchange, the Company assigned the following assets to REPSOL-YPF:

(i)	100% of REFISOL S.A., holder of 30% of the stock of REFAP S.A, owner of the Alberto Pasqualini Refinery in Rio Grande do Sul.

(ii)	100% of Postos S.A., a subsidiary of BR, holder of the contractual rights to supply fuel to 234 gas stations in the Midwest, Southern and Southeastern regions (totaling 40,000 m3/month), in addition to associated assets assigned to the gas stations.

(iii)	10% of the concession rights for exploration of the Albacora Leste Field, located in the Campos Basin.

The book value of the assets transferred to REPSOL-YPF by means of the transaction was US$ 60.

PETRÓLEO BRASILEIRO S.A. -

PETROBRAS and Subsidiaries

Notes to the Consolidated Financial Statements

(Expressed in millions of United States dollars,

unless otherwise stated)

The Eg3 acquisition was accounted for using the purchase method of accounting and, accordingly, Eg3’s results of operations have been included in our consolidated financial statements commencing on the effective date of the acquisition. The purchase price for the Eg3 acquisition was initially allocated based on preliminary estimates of the fair market value of the assets acquired and the liabilities assumed as of the acquisition date. The estimated fair value of the net assets acquired from Eg3 was US$ 560. The gain of US$ 500 that resulted was included in other non-operating income. The purchase price allocation was initiated in 2001. The initial purchase price allocated for the Eg3 acquisition resulted in no goodwill.

The estimated fair value of the net assets of Eg3 were based on undiscounted future cash flow models of Eg3 generated by an independent third party. These models took into consideration the effect of the bilateral contingent clauses are intended to protect the Company’s margins from any unfavorable operating results in Argentina as a result of Argentina’s current economic crisis.

On June 13, 2001, a popular action was filed with the first Federal Court in the State of Rio Grande do Sul challenging the business combination, and the judge provisionally ruled that the transaction should not be finalized until a subsequent manifestation by the court had been made. However, the ruling did not prohibit carrying out preliminary measures before executing the transaction. In a decision dated August 13, 2001, the federal judge responsible for the popular action denied a request for an injunction to prevent the transaction from being closed. As a result of this ruling the transaction could be closed, while the popular action is following its normal course in the courts.

(b)	Acquisition of Petrolera Santa Fe

On October 24, 2002, the Company completed the acquisition of 100% of Petrolera Santa Fe Southern Cone, Inc., a holding company incorporated in the British Virgin Islands, parent company of Petrolera Santa Fe S.R.L (Santa Fe), an Argentine oil and gas exploration company, for US$ 90, paid in cash on the same date. The purchase price was less than the estimated fair market value of the net assets acquired, resulting in a reduction in the acquisition value assigned to Santa Fe’s long-lived assets.

In 2002, Santa Fe produced approximately 10.2 thousand barrels of oil equivalents per day.

(c)	Perez Companc S.A.

On October 17, 2002, the Company entered into an agreement to acquire the stock control of Perez Companc S.A. – PECOM and part of the stock of PECOM’s subsidiary, Petrolera Perez Companc S.A

PETRÓLEO BRASILEIRO S.A. -

PETROBRAS and Subsidiaries

Notes to the Consolidated Financial Statements

(Expressed in millions of United States dollars,

unless otherwise stated)

Under the Stock Purchase Agreement, the Company received 58.62% (1,249,716,746 shares) of the outstanding shares of PECOM and 39.67% (198,355 shares) of the outstanding shares of Petrolera Perez Companc S.A., for the equivalent of US$ 689 and US$ 50, respectively, in cash, and deposited the equivalent of US$ 338 in seller’s notes issued by PIFCO into an escrow account. Despite the Company having agreed to acquire majority control of Perez Companc S.A., assuming the management of the companies and maintaining its intention to retain the investment, in accordance with Argentinean legislation, the Company is required to obtain regulatory approval for the transaction. All required documents were filed with the antitrust agency of Argentina (CNDC – Comisión Nacional de Defensa de la Competencia).

If an unfavorable position from the regulatory agency of Argentina is received or if no ruling is issued by the CNDC within 12 months of the signing of the purchase agreement, the transaction may be reversed, depending on the extent of the resolutions proposed or the disposition of assets recommended by the CNDC.

As stipulated in the Stock Purchase Agreement, if the transaction is reversed, the Company will transfer the shares back to the sellers and the latter will return the full amount received in cash and transfer back to the Company the rights to the notes issued by PIFCO. In order to guarantee the return of the cash distributed to PECOM and Petrolera Perez Companc S.A. in the event of a reversal of the transaction, obligations by the sellers, the Company, received an irrevocable letter of credit issued by Deutsche Bank in the amount of US$ 738.

The financial statements of PECOM have not been consolidated as of December 31, 2002, due to the possibility that the acquisition will be reversed. Upon receiving approval of the operation by the CNDC, the financial statements of PECOM and Petrolera Perez Companc S.A. will be accounted for using the purchase method of accounting and will also be included in the consolidated PETROBRAS financial statements.

PETRÓLEO BRASILEIRO S.A. -

PETROBRAS and Subsidiaries

Notes to the Consolidated Financial Statements

(Expressed in millions of United States dollars,

unless otherwise stated)

PECOM has activities in Argentina, Bolivia, Brazil, Equador, Peru, Venezuela and the United States.

17	BR

On November 7, 2002, the Board of Directors of the Company approved a public offer by the Company to acquire the publicly traded shares of Petrobras Distribuidora S.A. – BR, to cancel its quoted company registration by means of an exchange for preferred stock to be issued by the Company.

In addition the Board of Directors approved the valuation appraisal of BR that determined the value of R$ 45,40 (US$ 11,66) for each 1,000 share lot of BR stock, the valuation appraisal by the Company that established a value of R$ 64,90 (US$ 18,37) for each share issued by the Company together with the swap ratio of the Company and BR shares at the rate of 0.7 PETROBRAS shares for 1,000 BR shares, which will be agreed together with a premium, defined by the specific formula.

On January 29, 2003, a public auction was held in which implementation of the condition for canceling the registration of the quote company of BR was verified. On February 5, 2003, CVM cancelled the registration of the quoted company of BR.

18	Commitments and Contingencies

PETROBRAS is subject to a number of commitments and contingencies arising in the normal course of its business. Additionally, the operations and earnings of the Company have been, and may be in the future, affected from time to time in varying degrees by political developments and laws and regulations, such as the Federal Government’s continuing role as the controlling shareholder of the Company, the status of the Brazilian economy, forced divestiture of assets, imports and exports, price controls, tax increases and retroactive tax claims, and environmental regulations. Both the likelihood of such occurrences and their overall effect upon the Company are not predictable.

(a)	Financial Commitments and Guarantees

The Company currently has several contracts to purchase crude oil, diesel fuel and other oil products, which require the Company to purchase a minimum of approximately 180,000 barrels per day at respective current market prices.

PETRÓLEO BRASILEIRO S.A. -

PETROBRAS and Subsidiaries

Notes to the Consolidated Financial Statements

(Expressed in millions of United States dollars,

unless otherwise stated)

PETROBRAS provided guarantees to the ANP for the minimum exploration program defined in the concession contracts for exploration areas, totaling US$ 652. Out of this total, US$ 576 represents a pledge on the oil to be extracted from previously identified fields already in production, for areas in which the Company had already made commercial discoveries or investments at the time where Law No. 9478 of August 6, 1997 came into force. For areas whose concessions were obtained by bidding from the ANP, PETROBRAS has given guarantees totaling US$ 76 through December 31, 2002.

PETROBRAS has guaranteed that it will purchase specified volumes of natural gas that run through TBG.

In 1993, the Company signed a contract with Yacimentos Petrolíferos Fiscales Bolivianos, the Bolivian state oil company for the purchase of natural gas. Under this contract, the Company is required to purchase all of the natural gas transported through the Bolivia/Brazil natural gas pipeline over a 20 year term at contract prices ranging from US$ 1.07 per MMBTU to US$ 1.17 per MMBTU, based upon throughput. The northern section of the pipeline, which links Bolivia to the State of São Paulo, started operations in July 1999 and the southern section, which links São Paulo to Porto Alegre, started operations on March 31, 2000. The pipeline achieved an average throughput of 11.4 million cubic meters per day during 2002.

The Company has exclusive supply contracts with certain service stations. These contracts are typically for seven years and require the Company to sell product at market prices.

(b)	Litigation

(i)	Judicial actions

The Company is a defendant in numerous legal actions arising in the normal course of business. Based on the advice of its internal legal counsel and management’s best judgment, the Company has recorded accruals in amounts sufficient to provide for losses that are considered probable and reasonably estimable.

PETRÓLEO BRASILEIRO S.A. -

PETROBRAS and Subsidiaries

Notes to the Consolidated Financial Statements

(Expressed in millions of United States dollars,

unless otherwise stated)

The following presents these accruals by the nature of the claim:

	As of December 31
	2002	2001
Labor claims	13	9
Tax claims	13	10
Civil claims	24	81

	50	100
Contractual contingencies – thermoelectric plants	205
Contingencies for joint liability	113

Total	368	100

On May 28, 1981, Kallium Mineração S.A. brought an action against Petromisa, a former subsidiary of PETROBRAS, in the Federal Court of the State of Rio de Janeiro alleging damages of approximately US$ 450 relating to the rescission of a contract to develop a potassium salt mine. On August 10, 1999, the trial judge dismissed most of the plaintiff´s claims, and ordered the Company to indemnify the plaintiff only with respect to the preliminary research expenses it had incurred. Kallium Mineração S.A. and the Company have appealed the decision. Based on the opinion of legal counsel, management considers the risk of loss with respect to this lawsuit to be remote.

On August 8, 1993, Indústria Bahiana de Adubos, Importação e Exportação Ltda. filed a lawsuit against us in the state court of Bahia claiming approximately US$ 129 in damages. The claim is based upon the Company’s refusal to sell fertilizers to the plaintiff due to the plaintiff’s payment default under prior contracts with the Company. The plaintiff claims that such a refusal harmed its financial condition and, ultimately, caused its bankruptcy. On December 9, 1993, the trial court decided in favor of the plaintiff. However, the Company appealed and the decision was reversed by the State Court of Appeals. Subsequently, the plaintiff filed a special appeal, which was also found to be without grounds on June 25, 2002 by the 3rd Panel of the Appeals Court, which is pending publication. Based on the opinion of its legal advisers, the Company management does not expect an unfavorable ruling in this case. Therefore no provision was established for this contingency.

PETRÓLEO BRASILEIRO S.A. -

PETROBRAS and Subsidiaries

Notes to the Consolidated Financial Statements

(Expressed in millions of United States dollars,

unless otherwise stated)

On January 14, 1997, a decision was handed down by the state trial court of Rio de Janeiro that held the Company liable to Petroquisa for damages in the amount of US $3,406 for a derivative lawsuit brought against the Company by Porto Seguro, a minority shareholder of Petroquisa claiming that the Company should indemnify that subsidiary for supposed losses caused by the privatization of its investments in subsidiaries and associated companies, alleging abusive exercise of its controlling power. The Company filed an appeal with the State Court of Rio de Janeiro, which issued a favorable decision for Petrobras on February 11, 2003.

An appeal can be made against the decision handed down by the State Court of Rio de Janeiro before the case be judged by the State Appeals Court (special appeal) and the Federal Appeals Court (extraordinary appeal). Based on the opinion of its legal advisers, the Company does not expect to obtain an unfavorable ruling in this case.

The Company was sued by several oil product distributors alleging that the Company does not pass on to state governments the Value-added Tax on Sales and Services (ICMS) retained by the Company according to the legislation at the time of selling fuel. These suits were filed in the states of Goiás, Tocantins, Bahia, Pará, Maranhão and in the Federal District.

Collectively, these claims totaled approximately US$ 394 at December 31, 2002 of which approximately US$ 32 was effectively withdrawn from the Company’s accounts as a result of judicial rulings of advance relief.

The Company, with the support of the state and federal authorities, has succeeded in impeding the execution of other withdrawals, and is making all efforts possible to obtain reimbursement of the amounts that it believes were improperly withdrawn from its accounts.

On February 21, 2002, a Brazilian court published a ruling in favor of the Rio de Janeiro State Federation of Fishermen in their lawsuit against the Company stemming from the oil spill that occurred on January 18, 2000 in the Guanabara Bay (see Note 17(c)). The Federation of Fishermen initially requested damages for a variety of claims, including consequential damages and the infliction of emotional distress, in the amount of approximately US$ 224.

A decision was handed down on February 7, 2002 which ruled the claim partially without grounds, rejecting pain and suffering, and required the Company to pay compensation for material damages and loss of profit to be calculated at the award phase.

PETRÓLEO BRASILEIRO S.A. -

PETROBRAS and Subsidiaries

Notes to the Consolidated Financial Statements

(Expressed in millions of United States dollars,

unless otherwise stated)

Both parties appealed against the decision and on October 8, 2002 the Rio de Janeiro appeals court partially rejected the plaintiffs appeals and partially sustained the appeal of the Company.

The decision handed down by the appeals court implies in practice that an award was made to pay compensation to a relatively small number of fisherman, bearing in mind that settlements were made with almost all members of the plaintiff that work in the areas affected by the accident. Based on the opinion of its legal advisers, Company management believes that this case may result in a loss, but any adverse ruling would be in an amount well below the claim for compensation.

The São Paulo tax authorities filed a tax suit against the Company, alleging that the Company did not pay ICMS levied on interstate sales of naphtha. However, during the period that according to the State of São Paulo, the Company should have paid the ICMS, the Company was subject to a different tax regime (federal) on these sales, and for this reason qualified for a tax “exemption”. The value of the matter in controversy is US$ 60. There is no guarantee that the final result of the legal case will be favorable to the Company, but even in the case of an unfavorable ruling, Company management does not believe that the award could have a materially negative effect on the financial and equity position of the Company.

At December 31, 2002 and December 31, 2001, in accordance with Brazilian law, the Company had paid US$ 290 and US$ 337 into federal depositories to provide collateral for these and other claims until they are settled. These amounts are reflected in the balance sheet as restricted deposits for legal proceedings and guarantees.

(ii)	Commitments undertaken by the Energy Segment

The Company has commitments for the purchase of energy, supply of gas and reimbursement of operating expenses with thermoelectric plants included in the Federal Government’s Priority Thermoelectric Energy Program, summarized as follows:

PETRÓLEO BRASILEIRO S.A. -

PETROBRAS and Subsidiaries

Notes to the Consolidated Financial Statements

(Expressed in millions of United States dollars,

unless otherwise stated)

Thermoelectric Plants of the Merchant type

The Company has a commitment to make contingent payments for the thermoelectric plants Macaé Merchant, Eletrobolt and Termoeceará, for the purpose of reimbursing operating expenses, taxes and the opportunity cost on capital invested if the revenues earned on the sales of energy from these plants are insufficient to cover the costs and expenses mentioned. On December 31, 2002, the total commitment was approximately US$ 1.6 billion for the period from 2003 and 2007.

Thermoelectric Plants with energy purchase commitments

In addition, the Company has a commitment to supply natural gas for the production of energy at the thermoelectric plants Termorio, Termobahia, UEG Araucária, FAFEN Energia, Ibititermo, Três Lagoas, UTE Canoas and Nova Piratininga, and also to acquire part or all the energy generated by these plants at a price that remunerates invested capital. As of December 31, 2002, the total commitment was approximately US$ 10.3 billion for the period from 2003 to 2007.

Contingent financial exposure

As a result of these commitments and based on the exposure and negotiation of contracts to sell energy in progress, the Company’s Board of Directors has decided to recognize a provision for contingencies for probable losses reasonably estimable through December 31, 2003 of US$ 205, which is recorded in other current liabilities.

(iii)	Notifications from the INSS – Joint liability

The Company received various tax assessments related to social security charges as a result of irregular presentation of documentation required by the INSS, to eliminate its joint liability in contracting civil construction and other services, stipulated in paragraphs 5 and 6 of article 219 and paragraphs 2 and 3 of article 220 of Decree 3048/99.

The Company made a provision for this contingency amounting to US$ 105, considering the chances of success in its defense filed against the administrative processes with the INSS to be remote.

Internally, procedures were revised to improve the inspection of contracts and correctly demand the presentation of the documents stipulated in the legislation to substantiate the payment of the INSS due by contractors.

PETRÓLEO BRASILEIRO S.A. -

PETROBRAS and Subsidiaries

Notes to the Consolidated Financial Statements

(Expressed in millions of United States dollars,

unless otherwise stated)

Despite the internal procedure mentioned above, PETROBRAS is analyzing each of the assessments received in order to recover the amounts.

(c)	Environmental Matters

The Company is subject to various environmental laws and regulations. These laws regulate the discharge of oil, gas or other materials into the environment and may require the Company to remove or mitigate the environmental effects of the disposal or release of such materials at various sites. Management believes that payments required to comply with these laws will not have a material adverse effect on the financial condition, results of operations or cash flows of the Company.

On January 18, 2000, a pipeline from one of the Company’s terminals to a refinery in the Guanabara Bay ruptured, causing a release of crude oil into the bay. The Company has spent approximately US$ 53 for cleaning up the oil in the Guanabara Bay, inclusive of a US$ 18 fine imposed under Brazilian law and US$ 8 the Company contributed to a fund created by the Federal Government to protect the Guanabara Bay. On January 19, 2001, pursuant to a new and untested Brazilian law, the Rio de Janeiro State Prosecutor filed a criminal lawsuit against the Company. This lawsuit could result in the imposition of additional fines against the Company and/or a judicial order requesting the Company to perform services to improve the environment. The Company is currently contesting the legal basis for the criminal lawsuit. Additionally, the Federal Prosecutor has filed criminal lawsuits against the former president of the Company and 9 other employees. The Company is also subject to several other investigations and potential civil and criminal lawsuits as a result of this spill. The Company cannot predict if the outcome of these proceedings will have a material adverse effect on the financial condition, results of operations or cash flows of the Company.

In addition, as a result of the spill, on January 27, 2000, the National Council for the Environment enacted a resolution that obligated the Instituto Brasileiro do Meio Ambiente e dos Recursos Naturais Renováveis (IBAMA), state environmental agencies and local environmental agencies and non-governmental agencies to evaluate the control and prevention measures and environmental licensing status of all industrial facilities for the production of oil and oil products in Brazil within 240 days from the enactment of the resolution. This resolution also mandated that the Company perform, within a six-month period, an independent environmental audit of all of our industrial installations located in the State of Rio de Janeiro. Finally, the resolution required all companies with activities related to the production of oil and oil products in Brazil to submit to the National Council for the Environment, within 180 days, a plan and schedule for the implementation of independent environmental audits in all of their respective plants located in Brazil. On August 8, 2000, the Company filed with the National Council for the Environment a plan and schedule for the implementation of independent environmental audits in all of the Company’s plants located in Brazil. According to this plan and schedule, the Company expects to complete these audits by the end of 2003.

PETRÓLEO BRASILEIRO S.A. -

PETROBRAS and Subsidiaries

Notes to the Consolidated Financial Statements

(Expressed in millions of United States dollars,

unless otherwise stated)

On July 16, 2000, an oil spill occurred at the Presidente Getúlio Vargas refinery releasing crude oil in the surrounding area. A portion of the oil leaked into the Barigui River and the Iguaçu River. PETROBRAS spent approximately US$ 38, including US$ 20 in fines imposed by the State of Paraná and IBAMA to clean the rivers affected by the spill. The Federal and State of Paraná Prosecutors have filed a civil lawsuit against the Company seeking US$ 1,176 in damages. The Company has filed its response to this action. Additionally, there are two other actions pending, one by the Instituto Ambiental do Paraná (Paraná Environmental Institute) and by another civil association called AMAR that have already been contested by the Company. The Company cannot predict whether these proceedings will have a material adverse effect on the financial condition, results of operations or cash flow of the Company.

On November 4, 2000, the Cypriot flag vessel Vergina II chartered by PETROBRAS collided with the south pier at the Company’s Almirante Barroso terminal in São Sebastião and spilled oil in the São Sebastião canal. As a result of the wind and river currents, the spill affected certain beaches in São Sebastião and Ilhabela. PETROBRAS immediately notified the relevant authorities and initiated the clean up of the spill, which was concluded on November 8, 2000. As a result of the accident, the Company was fined approximately US$ 30 by various local environmental agencies. The Company is currently contesting these fines on the basis that the Cypriot company was responsible for the navigation of the ship into the terminal.

On February 16, 2001, the Company’s Araucária-Paranaguá pipeline ruptured as a result of an unusual movement of the soil and spilled fuel oil into the Sagrado, Meio, Neves and Nhundiaquara Rivers located in the state of Paraná. The Company finalized the cleaning of the river surface on February 20, 2001, recovering a significant quantity of fuel oil. As a result of the accident, the Company was fined approximately US$ 80 by the Instituto Ambiental do Paraná (Paraná Environmental Institute), which the Company is contesting through administrative proceedings.

On March 15, 2001, a spill resulting from the accident involving the P-36 platform occurred, causing a release of diesel fuel and crude oil. The Company was fined by the Brazilian Environmental Institute (IBAMA) US$ 3 in April 2001 for the spill and improper use of chemicals to disperse the oil. The Company is currently contesting these fines.

On October 18, 2001, as a result of a collision between the vessel Norma, owned by TRANSPETRO, and a rock, naphtha leaked into the sea at the exit from the port of Paranaguá. The accident, attributed to incorrect positioning of the signaling buoys at the site, did not cause any significant damage to the environment.

PETRÓLEO BRASILEIRO S.A. -

PETROBRAS and Subsidiaries

Notes to the Consolidated Financial Statements

(Expressed in millions of United States dollars,

unless otherwise stated)

The Company believes that future payments related to environmental clean up activities resulting from these incidents, if any, will not be material. These incidents, however, reinforced the need to implement the Company’s Environmental Management and Operational Safety Excellence Program, whereby the Company has committed to spend approximately US$ 916 through 2003 to upgrade its pipelines and other equipment, implement new technologies and improve the Company’s emergency response readiness. As of December 31, 2002 the Company had spent approximately US$ 677 under this program. PEGASO is planned to continue until the end of 2003, and has already absorbed funds of U.S.$ 1,614 from 2000 to 2002.

19	Derivative Instruments, Hedging and Risk Management Activities

The Company is exposed to a number of market risks arising from the normal course of business. Such market risks principally involve the possibility that changes in interest rates, currency exchange rates or commodity prices will adversely affect the value of the Company’s financial assets and liabilities or future cash flows and earnings. The Company maintains an overall risk management policy that is evolving under the direction of the Company’s executive officers.

The Company may use derivative and non-derivative instruments to implement its overall risk management strategy. However, by using derivative instruments, the Company exposes itself to credit and market risk. Credit risk is the risk that a counterparty will fail to perform under the terms of the derivative contract. Market risk is the risk that a change in interest rates, currency exchange rates, or commodity prices will have an adverse effect on the value of a financial instrument. The Company addresses credit risk by restricting the counterparties to such derivative financial instruments to major financial institutions. Market risk is managed by the Company’s executive officers. The Company does not hold or issue financial instruments for trading purposes.

(a)	Foreign Currency Risk Management

The Company’s foreign currency risk management strategy may use derivative instruments to protect against foreign exchange rate volatility, which may impair the value of certain of the Company’s assets. The Company currently uses zero cost foreign exchange collars to implement this strategy.

PETRÓLEO BRASILEIRO S.A. -

PETROBRAS and Subsidiaries

Notes to the Consolidated Financial Statements

(Expressed in millions of United States dollars,

unless otherwise stated)

During 2000 the Company entered into three zero cost foreign exchange collars to reduce its exposure to variations between the U.S. Dollar and the Japanese Yen, and between the U.S. Dollar and EURO relative to long-term debt denominated in foreign currencies with a notional amount of approximately US$ 470. The Company treats these instruments as non-hedge derivative instruments. These collars establish a ceiling and a floor for the associated exchange rates. If the exchange rate falls below the defined floor, the counterparty will pay to the Company the difference between the actual rate and the floor rate on the notional amount. Conversely, if the exchange rate increases above the defined ceiling, the Company will pay to the counterparty the difference between the actual rate and the ceiling rate on the notional amount. The contracts expire upon the maturity date of each note.

As of December 31, 2002 and 2001 the Company had a balance obligation of US$ 80 and US$ 119 respectively, and realized a gain of US$ 39 in 2002 and a loss of US$ 77 in 2001 associated with its zero cost foreign exchange collar contracts .

(b)	Commodity Price Risk Management

The Company is exposed to commodity price risks through the fluctuation of oil and oil product prices. The Company’s commodity risk management activities primarily consist of futures contracts traded on stock exchanges and options and swaps entered into with major financial institutions. The futures contracts hedge anticipated crude oil purchases and sales, generally forecasted to occur within a 30 to 360 day period, to reduce the Company’s exposure to volatile commodity prices.

The Company’s exposure on these contracts is limited to the differential on the volumes hedged between the contract value and the market value. Gains and losses on hedge transactions are recognized concurrently with gains and losses resulting from the underlying hedged transaction. For the years ending December 31, 2002, 2001 and 2000 the Company carried out hedging activities on 42.01%, 21.20% and 13.85%, respectively, of its total traded volume, and recognized losses of US$ 4, US$ 6 and US$ 12 respectively.

Additionally, in January 2001, the Company sold a series of put options to two counterparties to ensure a minimum price of US$ 14.00 per barrel for 52 million barrels produced from its Barracuda and Caratinga oil and gas fields located in the Campos Basin for the period January 1, 2004 to December 31, 2007. The puts were subsequently sold to the special purpose company associated with the project. The puts were written to ensure that the financial institutions participating in the financing of the development of the fields receive the price required to generate the minimum required return on investment. The Company treats the puts as non-hedge derivative instruments. During 2002 and 2001, the Company realized a net gain of US$ 8 and US$ 5, respectively.

PETRÓLEO BRASILEIRO S.A. -

PETROBRAS and Subsidiaries

Notes to the Consolidated Financial Statements

(Expressed in millions of United States dollars,

unless otherwise stated)

(c)	Interest Rate Risk Management

The Company’s interest rate risk is a function of the Company’s long-term debt and, to a lesser extent, short-term debt. The Company’s foreign currency floating rate debt is principally subject to fluctuations in LIBOR and the Company’s floating rate debt denominated in Reais is principally subject to fluctuations in the Brazilian long-term interest rate (TJLP), as fixed by the Brazilian Central Bank. The Company currently does not utilize derivative financial instruments to manage its exposure to fluctuations in interest rates.

20	Financial Instruments

In the normal course of its business, the Company uses various types of financial instruments. These instruments include recorded assets and liabilities, and also items such as derivatives, which principally involve off-balance sheet risk.

(a)	Concentrations of Credit Risk

Substantial portions of the Company’s assets including financial instruments are located in Brazil and substantially all of the Company’s revenues and net income are generated in Brazil. The Company’s financial instruments that are exposed to concentrations of credit risk consist primarily of its cash equivalents, government securities, the Petroleum and Alcohol Account, trade receivables and future contracts.

The Company takes several measures to reduce its credit risk to acceptable levels. All cash equivalents in Brazil are maintained with federal banks in accordance with federal law. Time deposits in U.S. dollars are placed with creditworthy institutions in the United States. Additionally, all of the Company’s available for sale securities and derivative contracts are either exchange traded or maintained with creditworthy financial institutions.

The Company monitors its credit risk associated with trade receivables by routinely assessing the creditworthiness of its customers. At December 31, 2002 and December 31, 2001, the Company’s trade receivables were primarily maintained with large distributors.

As described in Note 10, the National Treasury Notes, NTN-H may be used in the settlement of the Petroleum and Alcohol Account.

PETRÓLEO BRASILEIRO S.A. -

PETROBRAS and Subsidiaries

Notes to the Consolidated Financial Statements

(Expressed in millions of United States dollars,

unless otherwise stated)

(b)	Fair Value

Fair values are derived either from quoted market prices where available, or, in their absence, the present value of expected cash flows. The fair values reflect the cash that would have been received or paid if the instruments were settled at year end.

Fair values of cash and cash equivalents, trade receivables, the Petroleum and Alcohol Account short-term debt and trade payables approximate their carrying values. The fair value for the Company’s available for sale government securities equals their carrying value as disclosed in Note 5(a).

The Company’s debt included US$ 7,346 and US$ 5,416 at December 31, 2002 and December 31, 2001 that had estimated fair values of US$ 6,791 and US$ 5,218, respectively.

The call and put portion of the Company’s zero cost foreign exchange collars at December 31, 2002 do not have nominal values and have a fair value of US$ 8 and US$ 88, respectively (US$ 4 and US$ 123 at December 31, 2001).

21	Segment Information

The following segment information has been prepared in accordance with SFAS 131 - Disclosure about Segments of an Enterprise and Related information (“SFAS 131”). The Company operates under the following segments, which are described as follows:

•	Exploration and Production - This segment includes the Company’s exploration, development and production activities in Brazil, as well as sales of crude oil and natural gas in the domestic and foreign markets.

•	Supply - This segment includes the Company’s refining, logistic, transportation and commercialization activities for oil, oil products and fuel alcohol. Additionally, this segment includes petrochemical and fertilizers division, which includes investments in domestic petrochemical companies and the Company’s two domestic fertilizer plants.

•	Distribution - This segment represents the oil product and fuel alcohol distribution activities conducted by the Company’s majority owned subsidiary, Petrobras Distribuidora S.A. - BR in Brazil.

PETRÓLEO BRASILEIRO S.A. -

PETROBRAS and Subsidiaries

Notes to the Consolidated Financial Statements

(Expressed in millions of United States dollars,

unless otherwise stated)

•	Gas and Energy - This segment currently encompasses the commercialization and transportation of natural gas produced in or imported into Brazil. Additionally, this segment includes the Company’s domestic electric energy commercialization activities as well as investments in domestic natural gas transportation companies, state owned natural gas distributors, thermal electric companies and fiber optic companies.

•	International - This segment represents the Company’s international activities conducted in 13 countries, which include Exploration and Production, Supply, Distribution and Gas and Energy.

The items that cannot be attributed to the other areas are allocated to the group of corporate entities, especially those linked with corporate financial management, overhead related with central administration and other expenses, including actuarial expenses related with the pension and health-care plans.

The accounting information by business area was prepared based on the assumption of controllability, for the purpose of attribution to the business areas only items over which these areas have effective control.

The main criteria used to record the results and assets by business segments are summarized as follows:

•	Net operating revenue: these were considered to be the revenues from sales to third parties, plus revenues between the business segments, based on the internal transfer prices established by the areas;

•	The operating income includes net operating revenue, the costs of products and services sold, calculated per business segment, based on the internal transfer price and the other operating costs of each segment, as well as operating expenses, based on the expenses actually incurred in each segment;

•	Assets: covers the assets referring to each segment.

Revenue and net income information for the Gas and Energy segment were combined with the revenue and net income information of the Exploration and Production segments prior to January 1, 2001 because the changes in the Company’s systems required to accommodate the Company’s new segment reporting did not permit the practicable separation of revenue and cost information for these segments in those prior periods. The Company does not believe this classification of the Gas and Energy revenue and net income information materially changes the overall segment presentation.

PETRÓLEO BRASILEIRO S.A. -

PETROBRAS and Subsidiaries

Notes to the Consolidated Financial Statements

(Expressed in millions of United States dollars,

unless otherwise stated)

In periods prior to January 1, 2002, revenue and net income from the gas and energy activities of the international segment were added to revenue and net income from the exploration and production activities of the international segment, as our management did not separate our gas and energy operations abroad. In addition, the changes in our accounting systems adopted in connection with our new business segment reporting does not permit the practicable separation of revenue and cost information for those prior periods. We do not believe this classification of the gas and energy revenue and net income information materially changes the overall segment presentation.

PETRÓLEO BRASILEIRO S.A. -

PETROBRAS and Subsidiaries

Notes to the Consolidated Financial Statements

(Expressed in millions of United States dollars,

unless otherwise stated)

	Year ended December 31, 2002
	Exploration and production	Supply	Gas and energy	International (see separate disclosure)	Distribution	Corporate	Eliminations	Total
Current assets	1,181	4,323	819	736	973	3,124	(959)	10,197

Cash and cash equivalents	1	509	16	211	59	2,505		3,301
Other current assets	1,180	3,814	803	525	914	619	(959)	6,896
Investments in non-consolidated companies and other investments	7	168	70	11	16	62		334

Property, plant and equipment, net	11,611	3,186	1,881	1,024	296	226		18,224

Non current assets	385	211	556	1,092	141	1,932	(1,054)	3,263

Petroleum and Alcohol Account						182		182
Government securities		2				206		208
Other assets	385	209	556	1,092	141	1,544	(1,054)	2,873

Total assets	13,184	7,888	3,326	2,863	1,426	5,344	(2,013)	32,018

PETRÓLEO BRASILEIRO S.A. -

PETROBRAS and Subsidiaries

Notes to the Consolidated Financial Statements

(Expressed in millions of United States dollars,

unless otherwise stated)

	Year ended December 31, 2001
	Exploration and production	Supply	Gas and energy	International (see separate disclosure)	Distribution	Corporate	Eliminations	Total
Current assets	1,529	4,125	604	566	1,002	7,425	(925)	14,326

Cash and cash equivalents		553	60	145	30	6,572		7,360
Other current assets	1,529	3,572	544	421	972	853	(925)	6,966
Investments in non-consolidated companies and other investments	5	281	52	36	22	103		499

Property, plant and equipment, net	12,133	4,026	1,373	1,080	309	258		19,179

Non current assets	325	250	637	33	192	2,099	(676)	2,860

Petroleum and Alcohol Account						81		81
Government securities		3				209		212
Other assets	325	247	637	33	192	1,809	(676)	2,567

Total assets	13,992	8,682	2,666	1,715	1,525	9,885	(1,601)	36,864

PETRÓLEO BRASILEIRO S.A. -

PETROBRAS and Subsidiaries

Notes to the Consolidated Financial Statements

(Expressed in millions of United States dollars,

unless otherwise stated)

	Year ended December 31, 2002
	International
	Exploration and production	Supply	Gas and energy	Distribution	Corporate	Eliminations	Total
Current assets	374	215	37	109	201	(200)	736

Cash and cash equivalents	90	16		35	70		211
Other current assets	284	199	37	74	131	(200)	525
Investments in non-consolidated companies and other investments	9			2			11

Property, plant and equipment, net	835	126	11	49	3		1,024

Non current assets	420	8	(9)		1,275	(602)	1,092

Petroleum and Alcohol Account
Government securities
Other assets	420	8	(9)		1,275	(602)	1,092

Total assets	1,638	349	39	160	1,479	(802)	2,863

PETRÓLEO BRASILEIRO S.A. -

PETROBRAS and Subsidiaries

Notes to the Consolidated Financial Statements

(Expressed in millions of United States dollars,

unless otherwise stated)

	Year ended December 31, 2001
	International
	Exploration and production	Supply	Gas and energy	Distribution	Corporate	Eliminations	Total
Current assets	215	170	6	124	84	(33)	566

Cash and cash equivalents	72	30		11	32		145
Other current assets	143	140	6	113	52	(33)	421
Investments in non-consolidated companies
and other investments	5	25	3	3			36

Property, plant and equipment, net	766	217	3	93	1		1.080

Non current assets	11	11	1	8	2		33

Petroleum and Alcohol Account
Government securities
Other assets	11	11	1	8	2		33

Total assets	997	423	13	228	87	(33)	1,715

PETRÓLEO BRASILEIRO S.A. -

PETROBRAS and Subsidiaries

Notes to the Consolidated Financial Statements

(Expressed in millions of United States dollars,

unless otherwise stated)

	Year ended December 31, 2002
	Exploration and production	Supply	Gas and energy	International (see separate disclosure)	Distribution	Corporate	Eliminations	Total
Net operating revenues to third parties	2,346	12,073	747	986	6,460			22,612
Intersegment net operating revenues	10,700	5,269	170	99	102		(16,340)

Net operating revenues	13,046	17,342	917	1,085	6,562		(16,340)	22,612
Cost of sales	(4,829)	(15,242)	(594)	(812)	(5,861)		15,832	(11,506)
Depreciation, depletion and amortization	(1,378)	(358)	(45)	(106)	(24)	(19)		(1,930)
Exploration, including exploratory dry holes and impairment	(449)			(61)				(510)
Selling, general and administrative Expenses	(177)	(584)	(54)	(90)	(442)	(394)		(1,741)
Research and development expenses	(74)	(37)	(5)			(31)		(147)

Costs and expenses	(6,907)	(16,221)	(698)	(1,069)	(6,327)	(444)	15,832	(15,834)
Results of non-consolidated companies		11	(94)	(95)				(178)
Financial income (expenses), net	(943)	(13)	(18)	31	5	(762)		(1,700)
Employee benefit expense		(2)			(14)	(435)		(451)
Other expenses, net	(160)	(13)	(504)	2	(46)	(516)	20	(1,217)

Income before income taxes and minority interest	5,036	1,104	(397)	(46)	180	(2,157)	(488)	3,232
Income tax benefits (expense)	(1,623)	(386)	(104)	(64)	(58)	914	168	(1,153)
Minority interest		(7)	311	(4)	(31)	(37)		232

Net income (loss)	3,413	711	(190)	(114)	91	(1,280)	(320)	2,311

PETRÓLEO BRASILEIRO S.A. -

PETROBRAS and Subsidiaries

Notes to the Consolidated Financial Statements

(Expressed in millions of United States dollars,

unless otherwise stated)

	Year ended December 31, 2001
	Exploration and production	Supply	Gas and energy	International (see separate disclosure)	Distribution	Corporate	Eliminations	Total
Net operating revenues to third parties	308	15,969	659	777	6,836			24,549
Intersegment net operating revenues	9,796	5,757	177	71	100		(15,901)

Net operating revenues	10,104	21,726	836	848	6,936		(15,901)	24,549
Cost of sales	(3,766)	(17,279)	(600)	(541)	(6,310)		15,689	(12,807)
Depreciation, depletion and amortization	(1,228)	(301)	(62)	(101)	(28)	(9)		(1,729)
Exploration, including exploratory dry holes and impairment	(463)			(86)				(549)
Selling, general and administrative expenses	(128)	(745)	(46)	(57)	(414)	(361)		(1,751)
Research and development expenses	(63)	(40)	(3)			(26)		(132)

Costs and expenses	(5,648)	(18,365)	(711)	(785)	(6,752)	(396)	15,689	(16,968)
Results of non-consolidated companies		28	8	(44)				(8)
Financial income (expenses), net	(372)	(112)	(242)	12	(1)	364	3	(348)
Employee benefit expense						(594)		(594)
Other expenses, net	(458)	319	(29)	88	24	(1,783)		(1,839)

Income before income taxes and minority interest	3,626	3,596	(138)	119	207	(2,409)	(209)	4,792
Income tax benefits (expense)	(1,187)	(1,058)	(38)	(91)	(101)	1,001	85	(1,389)
Minority interest			122	(4)	(28)	(2)		88

Net income (loss)	2,439	2,538	(54)	24	78	(1,410)	(124)	3,491

PETRÓLEO BRASILEIRO S.A. -

PETROBRAS and Subsidiaries

Notes to the Consolidated Financial Statements

(Expressed in millions of United States dollars,

unless otherwise stated)

	Year ended December 31, 2002
	International
	Exploration and production	Supply	Gas and energy	Distribution	Corporate	Eliminations	Total
Net operating revenues to third parties	96	473	36	377	4		986
Intersegment net operating revenues	188	445				(534)	99

Net operating revenues	284	918	36	377	4	(534)	1,085
Cost of sales	(75)	(848)	(30)	(391)	(2)	534	(812)
Depreciation, depletion and amortization	(87)	(13)		(5)	(1)		(106)
Exploration, including exploratory dry holes	(61)						(61)
Selling, general and administrative expenses	(29)	(9)		(19)	(33)		(90)
Research and development expenses

Costs and expenses	(252)	(870)	(30)	(415)	(36)	534	(1,069)
Results of non-consolidated companies					(95)		(95)
Financial income (expenses), net	6	(7)	(6)		38		31
Employee benefit expense
Other expenses, net	8	(5)		(3)	2		2

Income before income taxes and minority interest	46	36		(41)	(87)		(46)
Income tax benefits (expense)	(50)				(14)		(64)
Minority interest	(1)	(4)			1		(4)

Net income (loss)	(5)	32		(41)	(100)		(114)

PETRÓLEO BRASILEIRO S.A. -

PETROBRAS and Subsidiaries

Notes to the Consolidated Financial Statements

(Expressed in millions of United States dollars,

unless otherwise stated)

	Year ended December 31, 2001
	International
	Exploration and production	Supply	Gas and energy	Distribution	Corporate	Eliminations	Total
Net operating revenues to third parties	217	469		90	1		777
Intersegment net operating revenues	178	160				(267)	71

Net operating revenues	395	629		90	1	(267)	848
Cost of sales	(129)	(597)		(76)	(1)	262	(541)
Depreciation, depletion and amortization	(94)	(6)		(1)			(101)
Exploration, including exploratory dry holes	(86)						(86)
Selling, general and administrative expenses	(36)	(9)		(7)	(5)		(57)
Research and development expenses

Costs and expenses	(345)	(612)		(84)	(6)	262	(785)
Results of non-consolidated companies					(44)		(44)
Financial income (expenses), net	13	(1)					12
Employee benefit expense
Other expenses, net	100	(1)		(1)	(10)		88

Income before income taxes and minority interest	163	15		5	(59)	(5)	119
Income tax benefits (expense)	(58)	(8)		(29)	4		(91)
Minority interest		(4)					(4)

Net income (loss)	105	3		(24)	(55)	(5)	24

PETRÓLEO BRASILEIRO S.A. -

PETROBRAS and Subsidiaries

Notes to the Consolidated Financial Statements

(Expressed in millions of United States dollars,

unless otherwise stated)

	Year ended December 31, 2000
	Exploration and production	Supply	Gas and energy	International (see separate disclosure)	Distribution	Corporate	Eliminations	Total
Net operating revenues to third parties	891	18,620		794	6,650			26,955
Intersegment net operating revenues	11,248	5,605			98		(16,951)

Net operating revenues	12,139	24,225		794	6,748		(16,951)	26,955
Cost of sales	(4,100)	(19,709)		(414)	(6,042)		16,816	(13,449)
Depreciation, depletion and amortization	(1,256)	(519)		(141)	(31)	(75)		(2,022)
Exploration, including exploratory dry holes and impairment	(412)			(65)				(477)
Selling, general and administrative expenses	(52)	(579)		(51)	(381)	(387)		(1,450)
Research and development expenses	(58)	(49)		(1)		(44)		(152)

Costs and expenses	(5,878)	(20,856)		(672)	(6,454)	(506)	16,816	(17,550)
Results of non-consolidated companies		19			7			26
Financial income (expenses), net	(302)	(310)		(4)	5	259	(19)	(371)
Employee benefit expense						(370)		(370)
Other expenses, net	(73)	(270)		(1)	(56)	(487)		(887)

Income before income taxes and minority interest	5,886	2,808		117	250	(1,104)	(154)	7,803
Income tax benefits (expense)	(1,958)	(971)		(21)	(70)	479	18	(2,523)
Minority interest		106		(3)	(41)			62

Net income (loss)	3,928	1,943		93	139	(625)	(136)	5,342

PETRÓLEO BRASILEIRO S.A. -

PETROBRAS and Subsidiaries

Notes to the Consolidated Financial Statements

(Expressed in millions of United States dollars,

unless otherwise stated)

	Year ended December 31, 2000
	International
	Exploration and production	Supply	Gas and energy	Distribution	Corporate	Eliminations	Total
Net operating revenues to third parties	221	564			9		794
Intersegment net operating revenues	230					(230)

Net operating revenues	451	564			9	(230)	794
Cost of sales	(105)	(532)			(7)	230	(414)
Depreciation, depletion and amortization	(137)	(4)					(141)
Exploration, including exploratory dry holes	(65)						(65)
Selling, general and administrative expenses	(48)	(3)					(51)
Research and development expenses	(1)						(1)

Costs and expenses	(356)	(539)			(7)	230	(672)
Results of non-consolidated companies
Financial income (expenses), net	(2)	(2)					(4)
Employee benefit expense
Other expenses, net	2	(1)			(2)		(1)

Income before income taxes and minority interest	95	22					117
Income tax benefits (expense)	(21)						(21)
Minority interest		(3)					(3)

Net income (loss)	74	19					93

PETRÓLEO BRASILEIRO S.A. -

PETROBRAS and Subsidiaries

Notes to the Consolidated Financial Statements

(Expressed in millions of United States dollars,

unless otherwise stated)

Capital expenditures were as follows:

	Years ended December 31
	Capital expenditures
	2002	2001	2000
Exploration and production	3,156	2,866	2,581
Supply	945	642	569
Gas and energy	268	192	50
International
Exploration and production	224	318	236
Supply	8	3	9
Gas and energy	4	3
Distribution	2	2
Corporate	3
Distribution	139	86	68
Corporate	162	142	70

	4,911	4,254	3,583

The Company’s gross sales, classified by geographic destination, are as follows:

	Years ended December 31
	2002	2001	2000
Brazil	27,410	30,122	30,630
International	5,577	4,023	4,866

	32,987	34,145	35,496

The total amounts sold of products and services to the two principal customers in 2002, 2001 and 2000 were US$ 2,693, US$ 2,907, US$ 3,045 and US$ 2,549, US$ 2,871, US$ 2,815, respectively.

PETRÓLEO BRASILEIRO S.A. -

PETROBRAS and Subsidiaries

Notes to the Consolidated Financial Statements

(Expressed in millions of United States dollars,

unless otherwise stated)

22	Related Party Transactions

The Company is controlled by the Federal Government and has numerous transactions with other state-owned companies in the ordinary course of business.

Transactions with major related parties resulted in the following balances:

	As of December 31
	2002		2001
	Assets	Liabilities	Assets	Liabilities
PETROS (Pension fund)	176	21	665	27
Banco do Brasil S.A.	1,859	141	5,378	25
BNDES (Note 11(b))		599		943
Federal Government	79		114
ANP			6
Restricted deposits for legal proceedings	290		335
Government securities (Note 5)	28		39
Petroleum and Alcohol Account - Receivable from Federal Government (Note 10)	182		81
Others	721	26	663	26

	3,335	787	7,281	1,021

Current	2,380	62	5,700	163

Long-term	955	725	1,581	858

PETRÓLEO BRASILEIRO S.A. -

PETROBRAS and Subsidiaries

Notes to the Consolidated Financial Statements

(Expressed in millions of United States dollars,

unless otherwise stated)

These balances are included in the following balance sheet classifications:

	As of December 31
	2002		2001
	Assets	Liabilities	Assets	Liabilities
Assets
Current
Cash and cash equivalents	1,859		5,378
Accounts receivable	329		100
Other current assets	192		222
Other
Government securities -	28		39
Petroleum and Alcohol Account - receivable from Federal Government	182		81
Restricted deposits for legal proceedings	290		335
Pension Fund	176		665
Other assets	279		461
Liabilities
Current
Current portion of long-term debt		45		85
Current liabilities		17		58
Short-term debt				20
Long-term
Long-term debt		546		848
Other liabilities		179		10

	3,335	787	7,281	1,021

PETRÓLEO BRASILEIRO S.A. -

PETROBRAS and Subsidiaries

Notes to the Consolidated Financial Statements

(Expressed in millions of United States dollars,

unless otherwise stated)

The principal amounts of business and financial operations carried out with related parties are as follows:

	Years ended December 31
	2002		2001		2000
	Income	Expense	Income	Expense	Income	Expense
Sales of products and services
BRASKEM S.A.	631		929		1,200
Centrais Elet. do Norte do Brasil S.A. – Eletronorte	159		120		152
COPESUL S.A.	265		433		988
Manaus Energia S.A.	272		214		127
Petroquímica União S.A.	350		428		571
Others	638	(308)	834		603
Financial income
Petroleum and Alcohol Account - Receivable from Federal Government (Note 10)	2		16		35
Government securities (Note 5)	84		243		292
Others	760		863		609
Financial expenses		(234)		(118)		(151)
Other expenses, net		(29)		(405)		(106)

	3,161	(571)	4,080	(523)	4,577	(257)

PETRÓLEO BRASILEIRO S.A. -

PETROBRAS and subsidiaries

Supplementary Information on Oil and Gas

Exploration and Production Activities (Unaudited)

(Expressed in Millions of United States Dollars,

Unless Otherwise Stated)

In accordance with SFAS 69 - Disclosures About Oil and Gas Producing Activities (“SFAS 69”), this section provides supplemental information on oil and gas exploration and producing activities of the Company. The information included in items (i) through (iii) provides historical cost information pertaining to costs incurred in exploration, property acquisitions and development, capitalized costs and results of operations. The information included in items (iv) and (v) present information on PETROBRAS’ estimated net proved reserve quantities, standardized measure of estimated discounted future net cash flows related to proved reserves, and changes in estimated discounted future net cash flows.

Beginning in 1995, the Federal Government of Brazil undertook a comprehensive reform of the country’s oil and gas regulatory system. On November 9, 1995, the Brazilian Constitution was amended to authorize the Federal Government to contract with any state or privately-owned company to carry out the activities related to the upstream and downstream segments of the Brazilian oil and gas sector. This amendment eliminated PETROBRAS’ effective monopoly. The amendment was implemented by the Petroleum Law, which liberated the fuel market in Brazil beginning January 1, 2002.

The Petroleum Law established a new regulatory framework ending PETROBRAS’ exclusive agency and enabling competition in all aspects of the oil and gas industry in Brazil. As provided in the Petroleum Law, PETROBRAS was granted the exclusive right for a period of 27 years to exploit the petroleum reserves in all fields where the Company had previously commenced production. However, the Petroleum Law established a procedural framework for PETROBRAS to claim exclusive exploratory (and, in case of success, development) rights for a period of up to three years with respect to areas where the Company could demonstrate that it had “established prospects.” To perfect its claim to explore and develop these areas, the Company had to demonstrate that it had the requisite financial capacity to carry out these activities, alone or through financing or partnering arrangements.

During 2001, PETROBRAS returned to the ANP the rights over 59 concessions previously granted to the Company on August 6, 1998. On August 6, 1998, PETROBRAS and ANP signed concession contracts relating to 397 areas, consisting of 231 production areas, 115 exploration areas and 51 development areas. In May 1998, PETROBRAS relinquished 26 exploratory areas out of the 115 initially granted by ANP and obtained an extension of its exclusive exploration period from three to five years with respect to 34 exploration areas and from three to six years with respect to two exploration areas.

PETRÓLEO BRASILEIRO S.A. -

PERTOBRAS and subsidiaries

Supplementary Information on Oil and Gas

Exploration and Production Activities (Unaudited)

(Expressed in Millions of United States Dollars,

Unless Otherwise Stated)

The “International” geographic area represents BRASPETRO’s activities in Angola, Argentina, Bolivia, Colombia, Nigeria, the United Kingdom and the United States of America. The Company has no non-consolidated companies involved in exploration and production activities.

(i)	Capitalized costs relating to oil and gas producing activities

The following table summarizes capitalized costs for oil and gas exploration and production activities with the related accumulated depreciation, depletion and amortization, and abandonment allowances:

	As of December 31, 2002
	Brazil	International	Worldwide
Unproved oil and gas properties	243	337	580
Proved oil and gas properties	10,344	1,192	11,536
Support equipment	8,062	15	8,077

Gross capitalized costs	18,649	1,544	20,193
Depreciation and depletion	(10,514)	(709)	(11,223)

	8,135	835	8,970
Construction and installations in progress	3,476		3,476

Net capitalized costs	11,611	835	12,446

PETRÓLEO BRASILEIRO S.A. -

PERTOBRAS and subsidiaries

Supplementary Information on Oil and Gas

Exploration and Production Activities (Unaudited)

(Expressed in Millions of United States Dollars,

Unless Otherwise Stated)

	As of December 31, 2001
	Brazil	International	Worldwide
Unproved oil and gas properties	165	340	505
Proved oil and gas properties	12,976	1,083	14,059
Support equipment	9,686	14	9,700

Gross capitalized costs	22,827	1,437	24,264
Depreciation and depletion	(13,425)	(671)	(14,096)

	9,402	766	10,168
Construction and installations in progress	2,731		2,731

Net capitalized costs	12,133	766	12,899

(ii)	Costs incurred in oil and gas property acquisition, exploration and development activities

Costs incurred are summarized below and include both amounts expensed and capitalized:

	Year ended December 31, 2002
	Brazil	International	Worldwide
Property acquisitions
Proved		15	15
Unproved	12	4	16
Exploration costs	725	104	829
Development costs	2,691	82	2,773

	3,428	205	3,633

PETRÓLEO BRASILEIRO S.A. -

PERTOBRAS and subsidiaries

Supplementary Information on Oil and Gas

Exploration and Production Activities (Unaudited)

(Expressed in Millions of United States Dollars,

Unless Otherwise Stated)

	Year ended December 31, 2001
	Brazil	International	Worldwide
Property acquisitions
Proved
Unproved	62	121	183
Exploration costs	528	110	638
Development costs	2,411	119	2,530

	3,001	350	3,351

	Year ended December 31, 2000
	Brazil	International	Worldwide
Property acquisitions
Proved		4	4
Unproved	92	16	108
Exploration costs	540	112	652
Development costs	2,445	125	2,570

	3,077	257	3,334

PETRÓLEO BRASILEIRO S.A. -

PETROBRAS and subsidiaries

Supplementary Information on Oil and Gas

Exploration and Production Activities (Unaudited)

(Expressed in Millions of United States Dollars,

Unless Otherwise Stated)

(iii)	Results of operations for oil and gas producing activities

The Company’s results of operations from oil and gas producing activities for the years ending December 31, 2002, 2001 and 2000 are shown in the following table. The Company transfers substantially all of its Brazilian crude oil and gas production to supply segment in Brazil. In 2000, the Company began exporting a small portion of its Brazilian oil production and selling it at spot prices determined at the shipment’s destination point. Because the Brazilian spot market for oil and gas products has not yet been developed, the Company estimates the price of Brazilian crude oil based upon a netback pricing methodology based upon year end prices for Brent crude oil, giving effect to product quality and transportation considerations within Brazil including tariffs, refining allocation and availability considerations, and internal demand. The prices calculated by the Company’s model may not be indicative of the price the Company would have realized had this production been sold in an unregulated spot market. Additionally, the prices calculated by the Company’s model may not be indicative of the future prices to be realized by the Company after January 1, 2002, when full price deregulation began. Gas prices used are contracted prices to third parties.

Production costs are lifting costs incurred to operate and maintain productive wells and related equipment and facilities, including such costs as operating labor, materials, supplies, fuel consumed in operations and the costs of operating natural liquid gas plants. Production costs also include administrative expenses and depreciation and amortization of equipment associated with production activities.

Exploration expenses include the costs of geological and geophysical activities and non-productive exploratory wells. Depreciation and amortization expenses relate to assets employed in exploration and development activities. In accordance with SFAS 69, income taxes are based on statutory tax rates, reflecting allowable deductions. Interest income and expense are excluded from the results reported in this table.

PETRÓLEO BRASILEIRO S.A. -

PERTOBRAS and subsidiaries

Supplementary Information on Oil and Gas

Exploration and Production Activities (Unaudited)

(Expressed in Millions of United States Dollars,

Unless Otherwise Stated)

	Year ended December 31, 2002
	Brazil	International	Worldwide
Revenues:
Sales to third parties	2,346	96	2,442
Intersegment	10,700	188	10,888

	13,046	284	13,330
Production costs	(4,829)	(75)	(4,904)
Exploration expenses	(392)	(43)	(435)
Depreciation, depletion, amortization	(1,378)	(87)	(1,465)
Impairment of oil and gas properties	(57)	(18)	(75)

Results before income taxes	6,390	61	6,451
Income tax expense	(2,173)	(58)	(2,231)

Results of operations	4,217	3	4,220

	Year ended December 31, 2001
	Brazil	International	Worldwide
Revenues:
Sales to third parties	308	217	525
Intersegment	9,796	178	9,974

	10,104	395	10,499
Production costs	(3,766)	(112)	(3,878)
Exploration expenses	(334)	(70)	(404)
Depreciation, depletion, amortization	(1,228)	(94)	(1,322)
Impairment of oil and gas properties	(129)	(16)	(145)

Results before income taxes	4,647	103	4,750
Income tax expense	(1,580)	(43)	(1,623)

Results of operations	3,067	60	3,127

PETRÓLEO BRASILEIRO S.A. -

PERTOBRAS and subsidiaries

Supplementary Information on Oil and Gas

Exploration and Production Activities (Unaudited)

(Expressed in Millions of United States Dollars,

Unless Otherwise Stated)

	Year ended December 31, 2000
	Brazil	International	Worldwide
Revenues:
Sales to third parties	891	221	1,112
Intersegment	11,248	230	11,478

	12,139	451	12,590
Production costs	(4,100)	(89)	(4,189)
Exploration expenses	(397)	(43)	(440)
Depreciation, depletion, amortization	(1,256)	(137)	(1,393)
Impairment of oil and gas properties	(15)	(22)	(37)

Results before income taxes	6,371	160	6,531
Income tax benefit (expense)	(2,166)	(66)	(2,232)

Results of operations	4,205	94	4,299

(iv)	Reserve quantities information

The Company’s estimated net proved oil and gas reserves and changes thereto for the years 2002, 2001 and 2000 are shown in the following table. Proved reserves are estimated by the Company’s reservoir engineers in accordance with the reserve definitions prescribed by the Securities and Exchange Commission.

Proved oil and gas reserves are the estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Proved reserves do not include additional quantities recoverable beyond the term of the concession or contract, or that may result from extensions of currently proved areas, or from application of secondary or tertiary recovery processes not yet tested and determined to be economic.

PETRÓLEO BRASILEIRO S.A. -

PERTOBRAS and subsidiaries

Supplementary Information on Oil and Gas

Exploration and Production Activities (Unaudited)

(Expressed in Millions of United States Dollars,

Unless Otherwise Stated)

Proved developed reserves are the quantities expected to be recovered from existing wells with existing equipment and operating methods. Proved undeveloped reserves are those volumes which are expected to be recovered as a result of future investments in drilling, re-equipping existing wells and installing facilities necessary to deliver the production from these reserves.

In some cases, substantial new investments in additional wells and related facilities will be required to recover these proved reserves. Due to the inherent uncertainties and the limited nature of reservoir data, estimates of reserves are subject to change as additional information becomes available.

A summary of the annual changes in the proved reserves of crude oil and natural gas follows:

	Oil (millions of barrels)			Gas (billions of cubic feet)
	Brazil	International	Worldwide	Brazil	International	Worldwide
Worldwide Net Proved Developed and UndevelopedReserves
Reserves at January 1, 2000	8,155.4	123.1	8,278.5	6,860.8	637.6	7,498.4

Revisions of previous estimates	610.3	7.8	618.1	(182.9)	1,574.2	1,391.3
Extensions, discoveries and improved recovery		14.3	14.3	2.4	0.3	2.7
Purchase of reserves in place		1.5	1.5
Sales of reserves in place	(91.3)		(91.3)	(18.3)		(18.3)
Production for the year	(447.0)	(17.8)	(464.8)	(395.2)	(38.9)	(434.1)

Reserves at December 31, 2000	8,227.4	128.9	8,356.3	6,266.8	2,173.2	8,440.0

Revisions of previous estimates	(949.6)	(0.3)	(949.9)	401.1	13.0	414.1
Extensions, discoveries and improved recovery	877.6	2.2	879.8	835.3	65.5	900.8
Sales of reserves in place	(31.6)	(20.2)	(51.8)	(194.0)	(38.8)	(232.8)
Production for the year	(471.0)	(14.6)	(485.6)	(423.9)	(50.7)	(474.6)

Reserves at December 31, 2001	7,652.8	96.0	7,748.8	6,885.3	2,162.2	9,047.5

PETRÓLEO BRASILEIRO S.A. -

PERTOBRAS and subsidiaries

Supplementary Information on Oil and Gas

Exploration and Production Activities (Unaudited)

(Expressed in Millions of United States Dollars,

Unless Otherwise Stated)

	Oil (millions of barrels)			Gas (billions of cubic feet)
	Brazil	International	Worldwide	Brazil	International	Worldwide
Worldwide Net Proved Developed and UndevelopedReserves
Reserves at December 1, 2001	7,652.8	96.0	7,748.8	6,885.3	2,162.2	9,047.5

Revisions of previous estimates	822	3.1	825.1	787	(49.8)	835.8
Extensions, discoveries and improved recovery	888.2	10.8	899.0	102,2	9.2	111.4
Sales of reserves in place		23.6	23.6		71.5	71.5
Production for the year	(529.8)	(11.8)	(541.6)	(446.7)	(48.1)	(494.8)

Reserves at December 31, 2002	8,833.2	121.7	8,954.9	7,327.8	2,145.0	9,472.8

Net proved Developed Reserves
At January 1, 2000	3,181.5	80.4	3,261.9	3,604.6	349.0	3,953.6
At December 31, 2000	3,780.8	80.1	3,860.9	3,614.3	1,368.4	4,982.7
At December 31, 2001	3,899.4	66.6	3,966.0	3,946.0	1,336.8	5,282.8
At December 31, 2002	3,912.9	94.7	4,007.6	3,892.5	2,043,9	5,936.4

(v)	Standardized measure of discounted future net cash flows relating to proved oil and gas quantities and changes therein

The standardized measure of discounted future net cash flows, related to the above proved oil and gas reserves, is calculated in accordance with the requirements of SFAS 69. Estimated future cash inflows from production in Brazil are computed by applying year-end prices based upon the Company’s internal pricing methodology for oil and gas to year-end quantities of estimated net proved reserves. Estimated future cash inflows from production related to the Company’s International segment are computed by applying year-end prices for oil and gas to year-end quantities of estimated net proved reserves. Future price changes are limited to those provided by contractual arrangements in existence at the end of each reporting year. Future development and production costs are those estimated future expenditures necessary to develop and produce year-end estimated proved reserves based on year-end cost indices, assuming continuation of year-end economic conditions. Estimated

PETRÓLEO BRASILEIRO S.A. –

PERTOBRAS and subsidiaries

Supplementary Information on Oil and Gas

Exploration and Production Activities (Unaudited)

(Expressed in Millions of United States Dollars,

Unless Otherwise Stated)

future income taxes are calculated by applying appropriate year-end statutory tax rates. These rates reflect allowable deductions and are applied to estimated future pre-tax net cash flows, less the tax basis of related assets. Discounted future net cash flows are calculated using 10 percent midperiod discount factors. This discounting requires a year-by-year estimate of when the future expenditures will be incurred and when the reserves will be produced.

The information provided does not represent management’s estimate of PETROBRAS’ expected future cash flows or value of proved oil and gas reserves. Estimates of proved reserve quantities are imprecise and change over time as new information becomes available. Moreover, probable and possible reserves, which may become proved in the future, are excluded from the calculations. The arbitrary valuation prescribed under SFAS No. 69 requires assumptions as to the timing and amount of future development and production costs. The calculations are made as of December 31 each year and should not be relied upon as an indication of PETROBRAS’ future cash flows or the value of its oil and gas reserves.

	Brazil	International	Worldwide
At December 31, 2002
Future cash inflows	210,063	6,759	216,822
Future production costs	(84,191)	(1,625)	(85,816)
Future development costs	(13,798)	(358)	(14,156)
Future income tax expenses	(37,934)	(1,906)	(39,840)

	74,140	2,870	77,010
Undiscounted future net cash flows
10 percent midyear annual discount for timing of estimated cash flows	(36,932)	(1,364)	(38,296)

Standardized measure of discounted future net cash flows	37,208	1,506	38,714

PETRÓLEO BRASILEIRO S.A. -

PERTOBRAS and subsidiaries

Supplementary Information on Oil and Gas

Exploration and Production Activities (Unaudited)

(Expressed in Millions of United States Dollars,

Unless Otherwise Stated)

	Brazil	International	Worldwide
At December 31, 2001
Future cash inflows	129,989	5,217	135,206
Future production costs	(56,087)	(1,356)	(57,443)
Future development costs	(9,650)	(277)	(9,927)
Future income tax expenses	(21,810)	(1,526)	(23,336)

Undiscounted future net cash flows	42,442	2,058	44,500
10 percent midyear annual discount for timing of estimated cash flows	(21,531)	(1,023)	(22,554)

Standardized measure of discounted future net cash flows	20,911	1,035	21,946

At December 31, 2000
Future cash inflows	182,737	6,241	188,978
Future production costs	(70,620)	(1,954)	(72,574)
Future development costs	(10,431)	(504)	(10,935)
Future income tax expenses	(33,394)	(1,312)	(34,706)

Undiscounted future net cash flows	68,292	2,471	70,763
10 percent midyear annual discount for timing of estimated cash flows	(36,671)	(1,096)	(37,767)

Standardized measure of discounted future net cash flows	31,621	1,375	32,996

PETRÓLEO BRASILEIRO S.A. -

PERTOBRAS and subsidiaries

Supplementary Information on Oil and Gas

Exploration and Production Activities (Unaudited)

(Expressed in Millions of United States Dollars,

Unless Otherwise Stated)

The following are the principal sources of change in the standardized measure of discounted net cash flows:

	Brazil			International			Worldwide
	2002	2001	2000	2002	2001	2000	2002	2001	2000
Balance at January 1	20,911	31,621	35,641	1,035	1,375	911	21,946	32,996	36,552
Sales and transfers of oil and gas, net of production costs	(7,921)	(6,338)	(8,039)	(223)	(283)	(362)	(8,144)	(6,621)	(8,401)
Development costs incurred	2,691	2,411	2,445	82	119	125	2,773	2,530	2,570
Purchases of reserves				168		18	163		18
Sales of reserves		(550)	(336)		(163)			(713)	(336)
Extensions, discoveries and improved recovery, less related costs	3,908	2,629	2	121	95	96	4,029	2,724	98
Revisions of previous quantity estimates	6,189	(3,944)	1,126	(45)	163	618	6,144	(3,781)	1,744
Net changes in prices and production costs	18,500	(15,446)	(5,393)	613	(507)	311	19,144	(15,953)	(5,082)
Changes in future development costs	(673)	(339)	(1,303)	13	(147)	(164)	(660)	(486)	(1,467)
Accretion of discount	3,149	5,670	5,406	(26)	(14)	114	3,123	5,656	5,520
Net change in income taxes	(9,546)	5,197	2,072	(232)	397	(292)	(9,804)	5,594	1,780

Balance at December 31	37,208	20,911	31,621	1,506	1,035	1,375	38,714	21,946	32,996

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 19th, 2003

PETRÓLEO BRASILEIRO S.A- PETROBRAS

By:	/s/ José S. Gabrielli de Azevedo
José S. Gabrielli de Azevedo Chief Financial Officer and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.